As filed with the Securities and Exchange Commission on November 24, 2004.

                                          1933 Act File No. 333-74188
                                          1940 Act File No. 811-08271

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           /X/

Pre-Effective Amendment No.      /  /

Post-Effective Amendment No.     /3/

                                       AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   /X/

Amendment No.                    / 21 /
                                 ------

                          FRANKLIN FLOATING RATE TRUST
                          ----------------------------
               (Exact Name of Registrant as Specified in Charter)

                 ONE FRANKLIN PARKWAY, SAN MATEO, CA 94403-1906
                     (Address of Principal Executive Office)

       Registrant's Telephone Number, Including Area Code (650) 312-2000
                                                          --------------

       MURRAY L. SIMPSON, ONE FRANKLIN PARKWAY, SAN MATEO, CA 94403-1906
       -----------------------------------------------------------------
              (Name and Address of Agent for Service of Process)

With a copy to:

                  Merrill R. Steiner, Esq.
                      Stradley, Ronon, Stevens & Young, LLP
                  2600 One Commerce Square
                  Philadelphia, PA 19103-7098

Approximate Date of Proposed Public offering:  December 1, 2004

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan check the following box. [x]

It is proposed that this filing will become effective (check appropriate box)

   [ ] when declared effective pursuant to section 8(c) of the Securities Act of 1933, or as follows (the following boxes are included on the basis that the Registrant makes repurchase offers under Rule 23c-3 under the Investment Company Act of 1940 and is making this filing in accordance with Rule 486 under the Securities Act of 1933):

   [ ] immediately upon filing pursuant to paragraph (b)
   [x] on December 1, 2004, pursuant to paragraph (b)
   [ ] 60 days after filing pursuant to paragraph (a)
   [ ] on (date) pursuant to paragraph (a)
   [ ] This post-effective amendment designates a new effective date for a previously filed registration statement.
   [ ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is _________.




















PROSPECTUS

FRANKLIN FLOATING RATE TRUST



DECEMBER 1, 2004


[Insert Franklin Templeton Investments logo]


Franklin Floating Rate Trust (the Fund) is a closed-end investment company. Its goal is to provide as high a level of current income and preservation of capital as is consistent with investment primarily in senior secured Corporate Loans and Corporate Debt Securities with Floating Interest Rates. Franklin Advisers, Inc. (Advisers), the Fund's investment manager, uses its credit analysis to select Corporate Loans and Corporate Debt Securities that are suitable investments for the Fund. The Fund will invest at least 65% of its net assets in such loans or debt securities that are rated B or higher by an NRSRO or, if unrated, determined to be of comparable quality by the manager.


Please read this prospectus before investing, and keep it for future reference. It contains important information about the Fund, that you should know before investing in the Fund, including how the Fund invests and the services available to shareholders.


To learn more about the Fund and its policies, you may request a copy of the Fund's Statement of Additional Information (SAI), dated December 1, 2004, which we may amend from time to time.


We have filed the SAI with the SEC and have incorporated it by reference into this prospectus.

For a free copy of the SAI or a larger print version of this prospectus, contact your investment representative or call 1-800/DIAL BEN(R). The Table of Contents of the SAI appears on page 98 of this prospectus.

COMMON SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND COMMON SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY OF THE U.S. GOVERNMENT. COMMON SHARES OF THE FUND INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Fund may invest up to 100% of its portfolio in high yield, high risk, lower-rated, debt securities. These entail Default and other risks greater than those associated with higher-rated securities. You should carefully consider these risks before investing in the Fund.

THIS PROSPECTUS IS NOT AN OFFERING OF THE COMMON SHARES HEREIN DESCRIBED IN ANY STATE, JURISDICTION OR COUNTRY IN WHICH THE OFFERING IS NOT AUTHORIZED. NO SALES REPRESENTATIVE, DEALER, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. FURTHER INFORMATION MAY BE OBTAINED FROM DISTRIBUTORS.


      The Fund began offering its Common Shares and began investment operations on October 10, 1997. The Fund engages in a continuous offering of Common Shares. The Fund is authorized as a statutory trust to issue an unlimited number of Common Shares and has registered 620,000,000 Common Shares. Common Shares are offered at a price equal to the next determined Net Asset Value per share, which, as of November 4, 2004, was $8.97 per share. There is no front-end sales charge on purchases of Common Shares. An Early Withdrawal Charge of 1% will be imposed on Common Shares that are held less than twelve months and that are accepted by the Fund for repurchase in a Repurchase Offer. Certain waivers of this charge may apply. Please see "Early Withdrawal Charge." The price of Common Shares will fluctuate, depending upon the Fund's Net Asset Value per share.

The proceeds to the Fund of the offering of the 50,554,645 Common Shares previously registered and not issued or distributed are estimated at $453,475,165 and, subject to expenses of issuance and distribution1 and any repurchases, will be invested by the Fund over the course of the continuous offering.

1. The expenses of issuance and distribution for such Common Shares are estimated at $2,414,815 which includes, in addition to other expenses, $35,317 for government and self-regulatory organization filing fees and $2,352,022 for accounting and transfer agent fees.


Distributors will pay from its own or its affiliates' assets all sales commissions to selected Securities Dealers for sales of Common Shares. Consequently, sales commissions do not reduce the proceeds of the offering available to the Fund for investment. No market currently exists for Common Shares. It is not currently anticipated that a secondary market will develop for Common Shares. The Fund, the manager and Distributors do not intend to make a secondary market in Common Shares or to list Common Shares on any securities exchange or for quotation on any over-the-counter market. Common Shares are not readily marketable. As a consequence, you should consider Common Shares to be an illiquid investment. This means that you may not be able to freely sell your Common Shares.

To provide shareholders a means to sell their Common Shares at Net Asset Value, the Fund will make quarterly Repurchase Offers to repurchase Common Shares from shareholders. Each Repurchase Offer will be for a specified percentage (between 5% and 25%) of the Fund's outstanding Common Shares set by the Fund's Board. Common Shares will be repurchased at the Net Asset Value determined as of the close of business (1:00 p.m., Pacific time) on the day the Repurchase Offer ends or within a maximum of fourteen days after the Repurchase Offer ends as described in "Periodic Offers By the Fund to Repurchase Common Shares From Shareholders." Each Repurchase Offer will last for a period between six weeks and three weeks. The Fund will send to its shareholders a written notification about each Repurchase Offer at the beginning of the Repurchase Offer. A Repurchase Offer is expected to conclude near the end of every three months after the end of December 2003. Please see "Periodic Offers By the Fund to Repurchase Common Shares From Shareholders."


TABLE OF CONTENTS

Expense Summary........................................   2

Financial Highlights...................................   4

Information About the Fund.............................   5

Use of Proceeds from Sales of Common Shares............   7

Investment Goal and Policies...........................   7

What Kinds of Securities Does the Fund Purchase?.......   8

Other Investment Policies..............................  27

What Are the Risks of Investing in the Fund?...........  31

Management.............................................  43

Portfolio Transactions by the Fund.....................  48

Investment Performance Information.....................  49

How to Buy Common Shares...............................  50

Periodic Offers by the Fund to
Repurchase Common Shares from Shareholders.............  57

Early Withdrawal Charge................................  63

Exchanging Common Shares...............................  67

Dividends and Distributions to Shareholders............  76

How Taxation Affects the Fund and Its Shareholders.....  78

Description of Common Shares...........................  83

Transaction Procedures and Special Requirements........  87

Services to Help You Manage Your Account...............  92

What If I Have Questions About My Account?.............  97

Additional General Information.........................  97
Table of Contents of
Statement of Additional Information....................  98

Useful Terms and Definitions...........................  99

APPENDIX

Description of Ratings.................................  104


FRANKLIN
FLOATING RATE
TRUST


December 1, 2004


When reading this prospectus, you will see certain terms beginning with capital letters. This means the term is explained in our Useful Terms and Definitions section at the end of the prospectus.

One Franklin Parkway
P.O. Box 7777
San Mateo
CA 94403-1906

1-800/DIAL BEN(R)


EXPENSE SUMMARY


This table is designed to help you understand the costs of investing in the Fund. It is based on the Fund's historical expenses for the fiscal year ended July 31, 2004. The Fund's actual expenses may vary.

A.  SHAREHOLDER TRANSACTION EXPENSES/1
------------------------------------------------------------------------
    Sales load (as a percentage of offering price)           None
------------------------------------------------------------------------
    Dividend reinvestment and cash purchase plan fees        None
------------------------------------------------------------------------
    Early Withdrawal Charge imposed on repurchase
    of Common Shares held less than twelve months
    (as a percentage of tender proceeds exclusive of all
    reinvestments and capital appreciation in the account)   1.00%/2
------------------------------------------------------------------------
    Redemption (repurchase) fee on Common Shares sold
    within 5 New York Stock Exchange trading days following
    their purchase date/3                                    2.00%
------------------------------------------------------------------------
B.                                      (AS A PERCENTAGE OF NET ASSETS
    ANNUAL FUND OPERATING EXPENSES       ATTRIBUTABLE TO COMMON SHARES)
------------------------------------------------------------------------
    Management fees                                          0.80%/4
------------------------------------------------------------------------
    Other expenses                                           0.60%
------------------------------------------------------------------------
    Total annual Fund operating expenses                     1.40%/4
------------------------------------------------------------------------
    Management fee reduction                                -0.04%/4
------------------------------------------------------------------------
    Net annual Fund operating expenses                       1.36%/4
------------------------------------------------------------------------
1. If your transaction is processed through your Securities Dealer, you may be charged a fee by your Securities Dealer for this service.
2. An Early Withdrawal Charge of 1% may apply to purchases of Common Shares if you sell the Common Shares within twelve months.
See "Early Withdrawal Charge."
3. The redemption (repurchase) fee is calculated as a percentage of the amount repurchased (using standard rounding criteria), and may be charged when you sell or exchange your Common Shares or if your Common Shares are involuntarily repurchased. The fee is retained by the Fund and generally withheld from repurchase proceeds. For more details, see "Redemption (repurchase) Fee" section.
4. The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board and an exemptive order by the Securities and Exchange Commission.



C. EXAMPLE

    Assume the Fund's annual return is 5%, operating expenses are as described above, and you sell your Common Shares after the number of years shown. These are projected amounts you would pay for each $1,000 that you invest in Common Shares.


                                        1 YEAR     3 YEARS   5 YEARS   10 YEARS
-------------------------------------------------------------------------------
Assuming no tender of Common
Shares for repurchase by the Fund       $14        $43       $74       $164
-------------------------------------------------------------------------------
Assuming tender and repurchase of
Common Shares by the Fund on last
day of period and, for the one-year
period, imposition of the Early
Withdrawal Charge                       $24
-------------------------------------------------------------------------------


THIS IS JUST AN EXAMPLE. IT DOES NOT REPRESENT PAST OR FUTURE EXPENSES OR RETURNS. ACTUAL EXPENSES AND RETURNS MAY BE MORE OR LESS THAN THOSE SHOWN. The Fund pays its operating expenses. The effects of these expenses are reflected in its Net Asset Value or dividends and are not directly charged to your account.

FINANCIAL HIGHLIGHTS


This table presents the Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of dividends and capital gains. This information has been audited by PricewaterhouseCoopers LLP, whose report, along with the Fund's financial statements, are included in the annual report, which is available upon request. The audit report covering the period shown below is incorporated by reference in the SAI and appears in the Fund's Annual Report to Shareholders for the fiscal year ended July 31, 2004.

                                                     YEAR ENDED JULY 31,
-------------------------------------------------------------------------------
                      2004       2003      2002      2001      2000
-------------------------------------------------------------------------------
PER SHARE DATA ($)
-------------------------------------------------------------------------------
Net asset value,
beginning of year     8.42       8.30      9.24      9.85      9.98
-------------------------------------------------------------------------------
  Net investment
  income               .266       .330      .5682     .875      .839
-------------------------------------------------------------------------------
  Net realized and
  unrealized
  gains (losses)       .572       .179     (.927)1   (.606)    (.130)
-------------------------------------------------------------------------------
Total from
investment
operations             .838       .509     (.359)     .269      .709
-------------------------------------------------------------------------------
  Distributions
  from net
  investment income   (.278)     (.389)    (.581)    (.879)    (.839)
-------------------------------------------------------------------------------
NET ASSET VALUE,
END OF YEAR           8.98       8.42      8.30      9.24      9.85
-------------------------------------------------------------------------------
Total return (%)      9.95       6.36     (3.95)     2.80      7.39
-------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA
-------------------------------------------------------------------------------
Net assets, end of
year ($ x  1,000)    1,257,676   1,160,979   1,779,930   2,832,188   2,541,497
-------------------------------------------------------------------------------
Ratios to average net assets: (%)
-------------------------------------------------------------------------------
  Expenses            1.36       1.35      1.32      1.36      1.35
-------------------------------------------------------------------------------
  Net investment
  income              3.02       4.26      6.58/1    9.07      8.51
-------------------------------------------------------------------------------
Portfolio turnover
rate (%)              86.50     55.96      62.21     84.15     66.27
-------------------------------------------------------------------------------


1. Effective August 1, 2001, the Fund adopted the provisions of the AICPA Audit and Accounting Guide of Investment Companies and began amortizing all premium and discount on fixed-income securities, as required. The effect of this change was as follows:

Net investment income per share .................................... $(.008)
Net realized and unrealized gains (losses) per share  ..............   .008
Ratio of net investment income to average net assets  ..............   .07%

Per share data and ratios for prior periods have not been restated to reflect this change in accounting policy.


INFORMATION ABOUT THE FUND

THE FUND

The Fund is a closed-end management investment company. It was organized as a Delaware statutory trust (a form of entity formerly known as a business trust) on May 20, 1997, and is registered with the SEC. The Fund's principal business is investing its assets by purchasing and selling securities on an ongoing basis, as described in this prospectus. The Fund does not issue redeemable shares (shares that you may redeem at any time). See "Periodic Offers by the Fund to Repurchase Commons Shares from Shareholders."

CONTINUOUS OFFERING

The Fund began offering its Common Shares on October 10, 1997. The Fund engages in a continuous offering of Common Shares, at a price equal to the Net Asset Value per share next determined after a purchase order is received. No front-end sales charge is imposed on Common Shares.

The Fund is designed primarily for long-term investors. It should not be considered a vehicle for short-term trading purposes, given its lack of a secondary market and its Early Withdrawal Charge. See "Early Withdrawal Charge."

The minimum initial purchase of Common Shares is $1,000 and the minimum subsequent investment is $50. The Fund reserves the right to waive or modify the minimum investment requirements at any time. Any purchase order may be rejected by Distributors or the Fund. Distributors or the Fund also may suspend the continuous offering of Common Shares at any time.

PERIODIC OFFERS TO REPURCHASE COMMON SHARES FROM SHAREHOLDERS


The Fund does not intend to list Common Shares on any securities exchange or arrange for their quotation on any over-the-counter market. Because no secondary market currently exists for Common Shares and is not likely to develop, Common Shares are not readily marketable and the Fund has adopted a fundamental policy to offer each quarter to repurchase a portion of the Common Shares outstanding. In response to each Repurchase offer, shareholders may choose to tender their Common Shares to the Fund for repurchase. Repurchase Offers occur at a price per share equal to the Net Asset Value per share of the Common Shares determined as of the close of business (1:00 p.m. Pacific time) on the day the Repurchase Offer ends or within a period of fourteen days after the Repurchase Offer ends. Each Repurchase Offer will last for a period between three and six weeks. Shareholders will be notified in writing at the beginning of each Repurchase Offer.


Common Shares that have been held for less than twelve months and that are repurchased by the Fund in a Repurchase Offer will be subject to an Early Withdrawal Charge of 1%. The Early Withdrawal Charge will be imposed against the lesser of the then current Net Asset Value or the original purchase price of the tendered Common Shares. Certain waivers of this charge may apply.


Under certain limited circumstances, the Fund may suspend or postpone a quarterly Repurchase Offer for the repurchase of Common Shares from the Fund's shareholders. (The Fund must meet certain regulatory requirements and must give notice to shareholders in order to suspend or postpone a Repurchase Offer.) In that event, shareholders will likely be unable to sell their Common Shares until the suspension or postponement ends. The Fund, the manager and Distributors are prohibited from making a market in Common Shares as long as the Fund continues to publicly offer Common Shares.

INVESTMENT MANAGER

Franklin Advisers, Inc. manages the Fund's assets and makes all investment decisions. The manager provides similar services to other funds. The manager is a wholly owned subsidiary of Resources, a publicly owned company engaged in the financial services industry through its subsidiaries. Together, the manager and its affiliates manage over $371 billion in assets. See "Management."


DISTRIBUTIONS

The Fund declares daily and pays monthly dividends from the Fund's net investment income. Capital gains, if any, will be distributed annually, usually in December. Dividend payments are not guaranteed, are subject to the Board's discretion and may vary with each payment. THE FUND DOES NOT PAY "INTEREST" OR GUARANTEE ANY FIXED RATE OF RETURN ON AN INVESTMENT IN THE FUND. You may elect to have distributions automatically reinvested in additional Common Shares. See "Dividends and Distributions to Shareholders" and "How Taxation Affects the Fund and Its Shareholders."

USE OF PROCEEDS FROM SALES OF COMMON SHARES

The net proceeds from the sale of Common Shares are invested in accordance with the Fund's investment goal and policies as soon as practicable. The Fund's immediate ability to pursue its investment goal will depend on economic and market conditions, including the availability of Corporate Loans and Corporate Debt Securities. If the manager determines that market conditions are not favorable, the manager will initially invest the proceeds in short-term debt obligations or instruments that the Fund may normally purchase. Investments in these short-term investments may reduce the Fund's yield.

INVESTMENT GOAL AND POLICIES

The Fund's investment goal is to provide as high a level of current income and preservation of capital as is consistent with investment primarily in senior secured Corporate Loans and Corporate Debt Securities with Floating Interest Rates. This is a fundamental policy of the Fund. This means that it may not be changed without a vote of a majority of the outstanding shares of the Fund. There can be no assurance that the investment goal of the Fund will be achieved.

WHAT KINDS OF SECURITIES DOES THE FUND PURCHASE?

The manager uses its credit analysis to select Corporate Loans and Corporate Debt Securities that are suitable for investment by the Fund. Under normal market conditions, the Fund will invest at least 80% of its net assets in Corporate Loans and Corporate Debt Securities made to, or issued by, Borrowers that are U.S. companies, foreign borrowers and U.S. subsidiaries of foreign borrowers and that have Floating Interest Rates. Shareholders will be given 60 day's advance notice of any change to this policy.

Floating Interest Rates are: (i) variable rates which adjust to a base rate, such as LIBOR or the CD Rate on set dates, typically every 30 days but not to exceed one year; (ii) interest rates that vary at a set margin above a generally recognized base lending interest such as the Prime Rate of a designated U.S. bank; or (iii) one of the foregoing interest rates and are convertible to fixed rate instruments. Upon conversion of any such loans or securities to fixed rate instruments, the Fund will as promptly as is reasonable rebalance its investments to meet the 80% level described above.

The Fund intends to invest the net proceeds from the sale of Common Shares in accordance with the Fund's investment goal and policies as soon as practicable, based on market conditions, as described above. During periods when the Fund is experiencing a large inflow of assets, there is a risk that the assets may not be promptly and effectively invested and the Fund may not meet the 80% level. It also may not meet the 80% level during temporary defensive periods when the manager believes that suitable Corporate Loans and Corporate Debt Securities are not available or prevailing market or economic conditions warrant.

ABOUT CORPORATE LOANS AND CORPORATE DEBT SECURITIES


Corporate Loans are loans made to corporations. In return, the corporation pays interest and principal to the Lenders. Corporate Loans also include Participation Interests in Corporate Loans or Assignments of Corporate Loans, as more fully described below. Corporate Debt Securities are investments by security holders in obligations issued by corporations. In exchange for their investment in the corporation, security holders receive income from the corporation and the return of their investments in the corporation, as more fully described below. Before the Fund invests in a Corporate Loan or Corporate Debt Security, the manager will analyze the likelihood that the Borrower can and will make the required payments on the Corporate Loan or Corporate Debt Security.


A Corporate Loan in which the Fund may invest typically is structured by a group of Lenders. This means that the Lenders participate in the negotiations with the Borrower and in the drafting of the terms of the Corporate Loan. The group of Lenders often consists of commercial banks, thrift institutions, insurance companies, finance companies or other financial institutions. The Fund will not act as the sole negotiator or sole originator for a Corporate Loan. One or more of the Lenders usually administers the Loan on behalf of all the Lenders. This Lender is referred to as the Agent Bank. For more information about the activities of an Agent Bank, see "Description of Participation Interests and Assignments."

Corporate Debt Securities typically are in the form of notes or bonds. They may be issued in a public or private offering in the securities markets. Corporate Debt Securities will have terms similar to Corporate Loans, but will not be in the form of Participation Interests or Assignments. Unlike Corporate Loans, Corporate Debt Securities often are part of a large issue of securities that are held by a large group of investors.

A significant portion of the Fund's Corporate Loans and Corporate Debt Securities (which may be as much as 100% of the Fund's total assets) may be issued in highly leveraged transactions. Such Corporate Loans and Corporate Debt Securities are subject to greater credit risks, including, but not limited to, the Default or bankruptcy of the borrower.


SENIOR LOANS In most instances, the Corporate Loans and Corporate Debt Securities will hold the most senior position in the capitalization structure of the corporation. This means that, in case the corporation becomes insolvent, the Lenders or security holders will be paid before other creditors of the corporation from the assets of the corporation.

SECURED LOANS The Corporate Loans and Corporate Debt Securities will, in most instances, be secured by collateral, which has been pledged by the corporation to the Lenders or security holders. This means that the corporation has entered into a written promise to deliver, or has actually delivered, to the Lenders or security holders property that will legally become the property of the Lenders or security holders in case the corporation Defaults in paying interest or principal.

Generally, when syndicated, the collateral for a secured Corporate Loan or Corporate Debt Security has a fair market value at least equal to 100% of the amount of such Corporate Loan or Corporate Debt Security. For purposes of investing in and remaining invested in Corporate Loans and Corporate Debt Securities, the manager generally will determine the value of the collateral by customary valuation techniques that it considers appropriate. However, the value of the collateral may decline following the Fund's investment. Also, collateral may be difficult to sell and there are other risks which may cause the collateral to be insufficient in the event of a Default. Consequently, the Fund might not receive payments to which it is entitled.


The collateral may consist of various types of assets or interests including intangible assets. It may include working capital assets, such as accounts receivable or inventory, or tangible fixed assets, such as real property, buildings and equipment. It may include intangible assets, such as trademarks, copyrights and patent rights, or security interests in securities of subsidiaries or affiliates. The company's owners may provide additional security.

THREE FORMS OF CORPORATE LOANS The Fund may invest in a Corporate Loan in one of three ways. It may make a direct investment in the Corporate Loan by participating as one of the Lenders. It may purchase a Participation Interest or it may purchase an Assignment. Participation Interests are interests issued by a Lender or other financial institution which represent a fractional interest in a Corporate Loan. The Fund may acquire Participation Interests from a Lender or other holders of Participation Interests. Holders of Participation Interests are referred to as Participants. An Assignment represents a portion of a Corporate Loan previously attributable to a different Lender. Unlike a Participation Interest, the Fund will generally become a Lender for the purposes of the relevant loan agreement by purchasing an Assignment.


It can be advantageous to the Fund to make a direct investment in a Corporate Loan as one of the Lenders. Such an investment is typically made at par. This means that the Fund receives a return at the full interest rate for the Corporate Loan. On the other hand, when the Fund invests in a Participation Interest or an Assignment, it may pay a fee or forego a portion of the interest payment. Consequently, the Fund's return on such an investment may be lower than it would have been if the Fund had made a direct investment in the underlying Corporate Loan. However, the Fund may be able to invest in Corporate Loans only through Participation Interests or Assignments at certain times when reduced direct investment opportunities in Corporate Loans may exist.


If the Fund purchases an Assignment from a Lender, the Fund will generally have direct contractual rights against the Borrower in favor of the Lenders. On the other hand, if the Fund purchases a Participation Interest either from a Lender or a Participant, the Fund typically will have established a direct contractual relationship with the seller of the Participation Interest, but not with the Borrower. Consequently, the Fund is subject to the credit risk of the Lender or Participant who sold the Participation Interest to the Fund, in addition to the usual credit risk of the Borrower. Therefore, when the Fund invests in Corporate Loans through the purchase of Participation Interests, the manager must consider the creditworthiness of the Agent Bank and any Lenders and Participants interposed between the Fund and a Borrower. These parties are referred to as Intermediate Participants. At the time of investment, the Intermediate Participant's outstanding debt obligations must be investment grade. That is, they must be rated in the four highest rating categories assigned by an NRSRO, such as BBB, A-3 or higher by S&P or Baa, P-3 or higher by Moody's. If unrated, the manager must determine that the Participant's obligations are of comparable quality.


RATINGS The Fund's investments may be either unrated or rated by one or more NRSROs, which are independent rating organizations such as S&P or Moody's. These organizations rate obligations by grading the company issuing the obligations based upon its financial soundness. A list of the ratings categories of S&P and Moody's is presented in the Appendix. Generally, the lower the rating category, the more risky is the investment. If the Fund is going to invest in an obligation that is unrated, the manager will determine its quality. The Corporate Loans and Corporate Debt Securities in which the Fund invests may not be rated by any NRSRO.


The Fund will invest at least 65% of its total assets in Corporate Loans and Corporate Debt Securities that are rated B or higher by an NRSRO or, if unrated, determined to be of comparable quality by the manager. The Fund may invest up to 35% of its total assets in Corporate Loans and Corporate Debt Securities that are rated less than B by an NRSRO or, if unrated, determined to be of comparable quality by the manager. However, the Fund will make such an investment only after the manager determines that the investment is suitable for the Fund based on the manager's independent credit analysis. Generally, this means that the manager has determined that the likelihood that the corporation will meet its obligations is acceptable.


Based on the criteria above, the Fund may invest up to 100% of its portfolio in Corporate Loans or Corporate Debt Securities, which may be high yield, high risk, debt securities which are rated less than investment grade (I.E., less than BBB). These entail Default and other risks greater than those associated with higher-rated securities. Generally, the lower the rating category, the more risky is the investment. Unsecured debt securities rated lower than BBB by S&P or Moody's are considered to be high yield, high risk investments, commonly known as "junk bonds." However, the Corporate Loans and Corporate Debt Securities in which the Fund primarily invests are not junk bonds. They have features that junk bonds generally do not have. Corporate Loans and Corporate Debt Securities are senior obligations of the Borrower and are secured by collateral. They generally are subject to certain restrictive covenants in favor of the Lenders or security holders that invest in the Corporate Loans or Corporate Debt Securities. For more information about restrictive covenants, see the section in the SAI entitled "How Does the Fund Invest Its Assets? - Restrictive Covenants." You should carefully assess the risks associated with an investment in the Fund in light of the securities in which the Fund invests.

The Fund invests in legally restricted securities (such as those issued pursuant to an exemption from the registration requirements of the federal securities laws) where such investments are consistent with the Fund's investment objective. To the extent the manager determines there is a liquid institutional or other market for these securities, the Fund considers them to be liquid securities. An example of these securities are restricted securities that may be freely transferred among qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended ("144A Securities"), and for which a liquid institutional market has developed. The Fund may invest more than 5% of its net assets in 144A Securities.

OTHER DEBT OBLIGATIONS Under normal market conditions, the Fund may invest up to 20% of its net assets in certain other types of debt obligations, as described below, or in cash. The Fund may invest in Unsecured Corporate Loans and Unsecured Corporate Debt Securities (including unsecured 144A securities). This means that the Corporate Loans and Corporate Debt Securities are not backed by collateral. These loans and securities also may not be as senior in priority among creditor's of the Borrower. Thus, if a Borrower Defaults on an Unsecured Corporate Loan or Unsecured Corporate Debt Security, it is unlikely that the Fund would be able to recover the full amount of the principal and interest due. The manager will determine that the Borrowers in such transactions are creditworthy, under the same analysis that the manager uses for secured Corporate Loans and Corporate Debt Securities. Investments in Unsecured Corporate Loans and Unsecured Corporate Debt Securities will be made on the same basis as investments in Corporate Loans and Corporate Debt Securities as described herein, except with respect to collateral and seniority requirements.

The Fund also may invest in secured or unsecured short-term debt obligations. The Fund includes as short-term debt obligations, U.S. government securities, U.S. government agency securities (some of which may not be backed by the full faith and credit of the United States), bank money market instruments (such as
CDs), corporate and commercial obligations (such as commercial paper, bankers' acceptances and medium-term notes) and repurchase agreements. These short-term debt obligations do not include corporate loan and corporate debt securities that the Fund would invest in to meet its investment objective. None of these short-term debt obligations are required to be backed by collateral. However, short-term debt obligations purchased by the Fund will be (or counterparties associated therewith will be) investment grade. This means that they will be rated within the four highest rating categories assigned by an NRSRO, which are Baa, P-3 or higher by Moody's or BBB, A-3 or higher by S&P or, if unrated, determined to be of comparable quality by the manager.


The Fund also may invest in fixed rate obligations of U.S. companies, foreign companies or U.S. subsidiaries of foreign companies. The manager will determine that the companies issuing these obligations are creditworthy. When the Fund invests in fixed rate obligations, it also may enter into an interest rate swap in order to limit the exposure of such obligations against fluctuations in interest rates.

Securities rated Baa, BBB, P-3 or A-3 are considered to have adequate capacity for payment of principal and interest, but are more susceptible to adverse economic conditions than higher rated securities and, in the case of securities rated BBB or Baa (or comparable unrated securities), have speculative characteristics. Such securities (other than Corporate Loans and Corporate Debt Securities), secured and unsecured short-term debt obligations described above, and cash, cash equivalents or other high quality short-term investments will not exceed 20% of the Fund's assets except (i) during interim periods when investment of the net proceeds of public sales of the Common Shares is pending,
(ii) pending reinvestment of proceeds of the sale of a security held by the Fund, and (iii) during temporary defensive periods when, in the opinion of the manager, suitable Corporate Loans and Corporate Debt Securities are not available or prevailing market or economic conditions warrant, or (iv) to maintain liquidity as required for Repurchase Offers.




During temporary defensive periods, the manager may also invest the Fund's assets in shares of one or more money market funds managed by the manager or its affiliates, to the extent allowed by exemptions granted under the 1940 Act. In the circumstance of temporary defensive investments, the Fund may be unable to achieve its investment goals.

INTEREST RATE FLUCTUATIONS

In general, the Net Asset Value of the shares of an investment company, like the Fund, that invests primarily in fixed-income securities changes as the general level of interest rates fluctuates. Because the Fund will invest primarily in Corporate Loans and Corporate Debt Securities with Floating Interest Rates and, to a lesser extent, short-term fixed-rate instruments, the manager expects the value of Common Shares to fluctuate less as a result of interest rate changes than would a portfolio of medium or long-term fixed-rate obligations.

However, some Floating Interest Rates reset only periodically. This means that there are periods during which the interest rate does not change. During such periods, prevailing interest rates and the interest rates on some obligations with Floating Interest Rates held by the Fund (including the variable interest rates on nominal amounts in the Fund's interest rate swap transactions) will not move precisely in the same direction or amount, i.e., there will be an imperfect correlation between these rates. These imperfect correlations may cause the Net Asset Value of Common Shares to fluctuate. Also, a decline in the Net Asset Value could result from a Borrower Defaulting on a Corporate Loan or Corporate Debt Security and from changes in the creditworthiness of a Borrower. In the case of Corporate Loans, a decline in the Net Asset Value also may result from changes in the creditworthiness of Intermediate Participants interposed between the Fund and the Borrowers.

DESCRIPTION OF FLOATING INTEREST RATES

The rate of interest payable on Corporate Loans or Corporate Debt Securities with Floating Interest Rates is established as the sum of a base lending rate plus a specified margin. These base lending rates generally are LIBOR, the Prime Rate of a designated U.S. bank, the CD Rate, or another base lending rate used by lenders loaning money to companies, so-called commercial lenders. The interest rate on Prime Rate-based Corporate Loans and Corporate Debt Securities floats daily as the Prime Rate changes, while the interest rate on LIBOR-based and CD-based Corporate Loans and Corporate Debt Securities is reset periodically, typically at regular intervals ranging between 30 days and one year.


Certain of the Floating Interest Rate Corporate Loans and Corporate Debt Securities in which the Fund will invest may permit the Borrower to select an interest rate reset period of up to one year. A portion of the Fund's investments may consist of Corporate Loans with interest rates that are fixed for the term of the loan. Investment in Corporate Loans and Corporate Debt Securities with longer interest rate reset periods or fixed interest rates may increase fluctuations in the Fund's Net Asset Value as a result of changes in interest rates. The Fund may attempt to limit the exposure of its fixed rate Corporate Loans and Corporate Debt Securities against fluctuations in interest rates by entering into interest rate swaps or other derivative transactions. Fixed rate corporate loans and corporate debt securities that are converted from fixed rate investments to floating rate investments through interest rate swaps or other derivative transactions will be considered to be "floating interest rate corporate loans and corporate debt securities" for purposes of the Fund's policy of normally investing at least 80% of its net assets in Floating Interest Rate Corporate Loans and Corporate Debt Securities made to or issued by, borrowers that are U.S. companies, foreign entities and U.S. subsidiaries of foreign entities. The Fund also will attempt to maintain a portfolio of Corporate Loans and Corporate Debt Securities that will have a dollar weighted average period to the next interest rate adjustment of no more than 120 days.


Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Corporate Loans and Corporate Debt Securities that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks. For more information about this trend, see the section in the SAI entitled "How Does the Fund Invest Its Assets? - Description of Floating or Variable Interest Rates."

THE FUND'S NON-DIVERSIFIED CLASSIFICATION

The Fund is non-diversified under the 1940 Act. This means that there is no limit on the amount of assets that the Fund may invest in the securities of any one issuer. However, under the Code, the Fund will limit its investments so that, at the close of each quarter of its taxable year: (i) not more than 25% of its total assets will be invested in the securities (including Corporate Loans but excluding U.S. government securities or the securities of other regulated investment companies) of a single issuer, and (ii) with respect to 50% of its total assets, not more than 5% of the Fund's assets will be invested in the securities of any one issuer and securities held by the Fund will not consist of more than 10% of any single issuer's outstanding voting securities.

For purposes of the diversification requirements, the Fund regards the issuer of a Corporate Loan in which the Fund may invest to include both the Borrower involved in a Corporate Loan and the Agent Bank that administers the Corporate Loan. In addition, it also includes any Intermediate Participants interpositioned between the Lender and the Fund with respect to a Participation Interest.

Since the Fund may invest a large portion of its assets in the obligations of a limited number of issuers, the value of Common Shares may fluctuate more widely, and the Fund may present greater risk, than other investments. Also, the Fund may be more susceptible than a more widely diversified fund to any single economic, political or regulatory event. However, the Fund does not currently intend to invest more than 10% of its assets in the obligations of any single Borrower.

HIGHLY LEVERAGED TRANSACTIONS


The Corporate Loans and Corporate Debt Securities in which the Fund invests primarily consist of transactions involving refinancings, recapitalizations, mergers and acquisitions, and other financings for general corporate purposes. This means that a Borrower has undertaken the obligations in order to finance the growth of the Borrower's business through product development or marketing, or to finance changes in the way the Borrower utilizes its assets and invested or borrowed financial resources. Corporate Loans and Corporate Debt Securities also may include senior obligations of a Borrower issued in connection with a restructuring pursuant to Chapter 11 of the U.S. Bankruptcy Code, provided that such senior obligations are determined by the manager upon its credit analysis to be a suitable investment by the Fund.

A predominant portion of such Corporate Loans and Corporate Debt Securities (which may be as much as 100% of the Fund's total assets) may be issued in leveraged or highly leveraged transactions. This means that the Borrower is assuming large amounts of debt in order to have large amounts of financial resources to attempt to achieve its business objectives. Such business objectives may include: management's taking over control of a company (leveraged buyout); reorganizing the assets and liabilities of a company (leveraged recapitalization); or acquiring another company. Such Corporate Loans and Corporate Debt Securities present special risks. See "What Are the Risks of Investing in the Fund? - Credit Risk" and " - Collateral Impairment."


Such Corporate Loans may be structured to include both term loans, which are generally fully funded at the time of the Fund's investment, and revolving credit facilities, which would require the Fund to make additional investments in the Corporate Loans as required under the terms of the credit facility at the Borrower's demand. Such Corporate Loans also may include receivables purchase facilities, which are similar to revolving credit facilities secured by a Borrower's receivables.

The Fund or its custodian will segregate on the books of the Fund an amount of equivalent value to meet such future obligations. This amount will be in the form of cash or other liquid assets. Because the Fund will maintain a sufficient amount by segregating such assets on the books for such contingent obligations, the manager believes that such obligations do not constitute senior securities under the 1940 Act as interpreted by the SEC. The Fund will not invest in Corporate Loans that would require the Fund to make future advances that exceed in the aggregate for all such Corporate Loans 20% of the Fund's total assets. The Fund also will not invest in Corporate Loans that would cause the Fund to fail to meet the diversification requirements previously described.

FOREIGN BORROWERS

The Fund may invest in Corporate Loans and Corporate Debt Securities which are made to, or issued by, Borrowers that are foreign Borrowers and U.S. subsidiaries of foreign Borrowers. For purposes of this prospectus, Corporate Loans and Corporate Debt Securities of such Borrowers include such loans or debt securities that have one or more of the following characteristics: (1) the principal trading market of the loan or security is in a foreign country; (2) at least 50% of the revenue of the Borrower is generated from goods produced or sold, investments made, or services performed in a foreign country; (3) the Borrower is organized under the laws of a foreign country; or (4) at least 50% of the assets of the Borrower are situated in a foreign country. The Fund normally invests primarily in U.S. Borrowers, but may invest up to 65% of its assets in foreign Borrowers in developed foreign countries. The Fund may from time to time invest in foreign Borrowers in emerging market countries, but currently does not intend to invest more than 35% of its assets in foreign Borrowers in emerging market countries. The Fund considers a country to be an emerging market country if it is defined as a country with an emerging or developing economy by any one of the following: the International Bank for Reconstruction and Development (commonly known as the World Bank), the International Finance Corporation, or the United Nations or its agencies or authorities.


The manager will evaluate the creditworthiness of, and the Fund will invest in, Corporate Loans and Corporate Debt Securities of foreign Borrowers and U.S. subsidiaries of foreign Borrowers, by using the same analysis as it uses for U.S. Borrowers. Primarily, such loans and securities are U.S. dollar-denominated, or the Fund uses a foreign currency swap for payments in U.S. dollars. U.S. dollar-denominated loans and securities are loans and securities for which the Fund pays in U.S. dollars and the Borrower pays principal, interest, dividends or distributions in U.S. dollars. The Fund may invest in a Corporate Loan or Corporate Debt Security that is not denominated in U.S. dollars if either (i) the Fund arranges for payments in U.S. dollars by entering into a foreign currency swap, or (ii), in the opinion of the manager, the risk of investing in such loans or securities without the use of a foreign currency swap is limited enough to warrant such an investment and it is in the best interests of the Fund to do so. For more information about foreign currency swaps, see the section in the SAI entitled "Foreign Currency Swaps."


Loans to, and securities issued by, foreign Borrowers and U.S. subsidiaries of foreign Borrowers may involve risks not typically involved in domestic investments and loans to, and securities issued by, foreign Borrowers and U.S. subsidiaries of foreign Borrowers in emerging market countries involve additional risks. See "What Are the Risks of Investing in the Fund? - Foreign Investments."

THE MANAGER'S CREDIT ANALYSIS

The manager generally will determine the value of the collateral backing a Corporate Loan or Corporate Debt Security by customary valuation techniques that it considers appropriate. Such valuation techniques may include reference to financial statements of the Borrower, independent appraisal, or obtaining the market value of such collateral (e.g., cash or securities) if it is readily ascertainable. The value assigned to the collateral by the manager may be higher than the value at which the Borrower values the collateral on the Borrower's books. The Agent Bank may rely on independent appraisals as to the value of specific collateral. The Agent Bank, however, may not obtain an independent appraisal in all cases. However, there are risks that the collateral may not be sufficient in the event that a Borrower or issuer Defaults in paying interest or principal. See "What Are the Risks of Investing in the Fund? - Collateral Impairment."


The collateral may consist of various types of assets or interests. It may include working capital assets, such as accounts receivable or inventory. Inventory is the goods a company has in stock, including finished goods, goods in the process of being manufactured and the supplies used in the process of manufacturing. Accounts receivable are the monies due to a company for merchandise or securities that it has sold, or for the services it has provided. It also may include tangible fixed assets, such as real property, buildings and equipment or intangible assets, such as trademarks, copyrights and patent rights, or securities of subsidiaries or affiliates. The collateral may be held directly or be subject to a first or second lien granted to the Agent Bank for the benefit of the Lenders. Where the Borrower is a privately held company, the company's owners may provide additional security. They may do this by giving personal guarantees of performance or by agreeing to transfer other securities that they own to the Lenders in the event that the obligations are not repaid. In addition, the Fund may invest in Corporate Loans that are fully collateralized by assets of such shareholders or owners, rather than by assets of the Borrower.


The Fund will generally invest in a Corporate Loan or Corporate Debt Security only if the manager judges that the Borrower can meet the scheduled payments on the obligation. See "What Are the Risks of Investing in the Fund? - Credit Risk" for circumstances where the Fund may acquire loans in default. In addition, the manager will consider other factors it believes are appropriate to the analysis of the Borrower and the Corporate Loan or Corporate Debt Security. Such factors may include financial ratios of the Borrower, such as the Interest Coverage Ratio and Leverage Ratio. The manager also will consider the nature of the industry in which the Borrower is engaged, the nature of the Borrower's assets and the general quality of the Borrower. The manager considers developing political, diplomatic, regulatory and operational impacts on the nature of the industry and economy in which the Borrower is engaged, especially in light of the rapid world developments after the terrorism actions in September 2001. Particularly, with respect to foreign Borrowers and U.S. subsidiaries of foreign Borrowers, the manager considers the nature of the foreign countries, economies and markets in which the foreign Borrower is located and operates, which includes the impact on the creditworthiness of the Borrower of political, diplomatic, legal, regulatory and operational aspects of, and developments in, such foreign countries, including the risks or impact of war, regional conflicts or terrorism. These factors are extremely difficult, if not impossible, to predict and, consequently, the manager may be unable to assess effectively any adverse impact on the creditworthiness of Borrowers arising from such factors. See "What Are the Risks of Investing in the Fund? - Foreign Investments" for a description of such factors. The Board will review and approve factors used by the manager. The Corporate Loans and Corporate Debt Securities in which the Fund invests generally are not rated by an NRSRO.


When the manager selects Corporate Loans and Corporate Debt Securities for investment by the Fund, it primarily considers the creditworthiness of the Borrower. The manager will perform its own independent credit analysis of the Borrower, and of the collateral structure for the Corporate Loan or Corporate Debt Security. In making its analysis, the manager will utilize any offering materials and, in the case of Corporate Loans, information prepared and supplied by the Agent Bank, Lender or Participant from whom the Fund purchases its Participation Interest. After the Fund invests in a Corporate Loan and Corporate Debt Security, the manager will continue to evaluate the Corporate Loan or Corporate Debt Security on an ongoing basis.


MATURITIES

The Fund has no restrictions on portfolio maturity. The Fund anticipates that a majority of the Corporate Loans and Corporate Debt Securities in which it will invest will have stated maturities ranging from three to ten years. This means that the Borrower is required to fully repay the obligation within that time period. The Fund also anticipates that the Corporate Loans and Corporate Debt Securities will have an average expected life of three to five years.

The expected average life of the Corporate Loans and Corporate Debt Securities is less than their stated maturity because it is anticipated that some Borrowers will pay off their obligations early. Corporate Loans usually will require the Borrower to prepay the Corporate Loan if the Borrower has excess cash flow. Also, Corporate Loans usually permit the Borrower to prepay at its election. The degree to which Borrowers prepay Corporate Loans and Corporate Debt Securities, whether as a contractual requirement or at their election, cannot be predicted with accuracy. General business conditions, the financial condition of the Borrower and competitive conditions among Lenders are all factors that affect prepayments.

FEES


The Fund may receive and/or pay certain fees in connection with its lending activities. These fees are in addition to interest payments received and may include fees, such as, up-front fees, commitment fees, ticking fees, assignment fees and prepayment penalty fees. When the Fund buys a Corporate Loan or Corporate Debt Security, it may receive an up-front, commitment or ticking fee and when it sells a Corporate Loan or Corporate Debt Security the Fund may pay an assignment fee. In certain circumstances, the Fund may receive a prepayment penalty fee on the prepayment of a Corporate Loan or Corporate Debt Security by a Borrower.


DESCRIPTION OF PARTICIPATION INTERESTS AND ASSIGNMENTS

The Fund may invest in a Corporate Loan in one of three ways: (1) a direct investment in the Corporate Loan by the Fund serving as one of the Lenders; (2) Participation Interests; or (3) an Assignment. Participation Interests are interests issued by a Lender or other financial institution which represent a fractional interest in a Corporate Loan. The Fund may acquire Participation Interests from a Lender or other holders of Participation Interests. Holders of Participation Interests are referred to as Participants. (For a general description of Lenders and Agent Banks, see "About Corporate Loans and Corporate Debt Securities.") An Assignment represents a portion of a Corporate Loan. Unlike a Participation Interest, the Fund will generally become a "Lender" for the purposes of the terms of the Corporate Loan by purchasing an Assignment. It can be most advantageous to the Fund to make a direct investment in a Corporate Loan as one of the Lenders. Such an investment is typically made at par. This means that the Fund receives a return at the full interest rate for the Corporate Loan.


On the other hand, when the Fund invests in a Participation Interest or an Assignment, it may pay a fee or forego a portion of the interest payment. Consequently, the Fund's return on the investment may not be as great as it would have been if the Fund had made a direct investment in the underlying Corporate Loan.


Opportunities for direct investments in Corporate Loans and to a lesser degree, of investments in Participation Interests or Assignments may, from time to time, be limited. The Fund may not be able to invest in Corporate Loans other than through Participation Interests or Assignments. Due to these possible limitations on supply, there is a risk that the Fund may not be able to invest 80% or more of its net assets as described above.


The Lenders or the Agent Bank may have an incentive to market the less desirable Corporate Loans, Participation Interests or Assignments to investors such as the Fund while retaining the more desirable investments for their own inventory. This would reduce the availability of the more desirable investments. See "What Are the Risks of Investing in the Fund? - Limitations on Availability of Corporate Loans, Participation Interests, Assignments and Corporate Debt Securities."


The terms of the Participation Interests are privately negotiated between the Fund and the seller. Typically, the Fund will not have established any direct contractual relationship with the Borrower. The Fund will be required to rely on the Lender or the Participant that sold the Participation Interest for the enforcement of the Fund's rights against the Borrower. It also will have to rely on that party for the receipt and processing of payments due to the Fund under the Corporate Loans. Consequently, the Fund is subject to the credit risk of both the Lender or Participant, in addition to the usual credit risk of the Borrower. Lenders and Participants interposed between the Fund and a Borrower, together with Agent Banks, are referred to as Intermediate Participants.

If the Fund purchases an Assignment from a Lender, the Fund will step into the shoes of the original Lender and will have direct contractual rights against the Borrower. An Assignment from a Lender gives the Fund the right to receive payments directly from the Borrower and to enforce its rights as a Lender directly against the Borrower.

In the event the Borrower fails to pay principal and interest when due, the Fund may have to assert rights against the Borrower through an Intermediate Participant. This may subject the Fund to delays, expenses and risks that are greater than those that would be involved if the Fund could enforce its rights directly against the Borrower. Moreover, under the terms of a Participation Interest, the Fund may be regarded as a creditor of the Intermediate Participant rather than of the Borrower. This means that the Fund does not have any direct contractual rights against the Borrower. Also, in the event of the insolvency of the Lender or Participant who sold the Participation Interest to the Fund, the Fund may not have any exclusive or senior claim with respect to the Lender's interest in the Corporate Loan, or in the collateral securing the Corporate Loan. Consequently, the Fund may not benefit directly from the collateral supporting the underlying Corporate Loan. There is a risk that the Intermediate Participant may become insolvent. Similar risks may arise with respect to the Agent Bank, as described below.

The Agent Bank is a Lender that administers the Corporate Loan. The Agent Bank typically is responsible for collecting principal, interest and fee payments from the Borrower. The Agent Bank then distributes these payments to all Lenders that are parties to the Corporate Loan. The Fund will not act as an Agent Bank. It generally will rely on the Agent Bank or an Intermediate Participant to collect its portion of the payments. The Fund will also rely on the Agent Bank to take appropriate actions against a Borrower that is not making payments as scheduled. Typically, the Agent Bank is given broad discretion in enforcing the terms of the Corporate Loan, and is required to use only the same care it would use in the management of its own property. The Borrower compensates the Agent Bank for these services. Such compensation may include special fees paid at the start of Corporate Loans and other fees paid on a continuing basis.

In the event that a Borrower becomes bankrupt or insolvent, the Borrower may attempt to assert certain legal defenses as a result of improper conduct by the Agent Bank or Intermediate Participant. The Fund will invest in Corporate Loans only if, at the time of investment, all outstanding debt obligations of the Agent Bank and Intermediate Participants are investment grade, I.E., rated BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's or determined to be of comparable quality in the manager's judgment.

There is a risk that an Agent Bank may have financial difficulty. An Agent Bank could even declare bankruptcy, or have a receiver, conservator, or similar official appointed for it by a regulatory authority. If this happens, assets held by the Agent Bank under the Corporate Loan should remain available to holders of Corporate Loans, including the Fund. However, a regulatory authority or court may determine that assets held by the Agent Bank for the benefit of the Fund are subject to the claims of the Agent Bank's general or secured creditors. The Fund might incur costs and delays in realizing payment on a Corporate Loan or might suffer a loss of principal or interest. Similar risks arise in situations involving Intermediate Participants, as described above.

Intermediate Participants may have an obligation to make future advances to the Borrower at the demand of the Borrower in connection with what are known as revolving credit facilities and may have certain other obligations pursuant to the terms of Corporate Loans. The Fund or its custodian will segregate on the books of the Fund an amount of equivalent value to meet such future obligations. This amount will be in the form of cash or other liquid assets. Because the Fund will maintain a sufficient amount by segregating such assets on the books for such contingent obligations, the manager believes that such obligations do not constitute senior securities under the 1940 Act as interpreted by the SEC. The Fund will not invest in Corporate Loans that would require the Fund to make future advances that exceed in the aggregate for all such Corporate Loans 20% of the Fund's total assets. The Fund also will not invest in Corporate Loans that would cause the Fund to fail to meet the diversification requirements previously described.

OTHER INVESTMENT POLICIES

The Fund has adopted certain other policies set forth below:

NON-CONCENTRATION IN A SINGLE INDUSTRY

The SEC takes the position that a fund investing more than 25% of its total assets in a single industry or group of industries is "concentrating" its investments in that industry or group of industries. With the following exception, the Fund currently does not intend to invest more than 20% of its assets in the obligations of Borrowers in any single industry. The Fund will invest more than 25% (and may invest up to 100%) of its total assets in the securities of issuers in the commercial banking, thrift banking, insurance and finance industries, with the understanding that, for this investment percentage, Agent Banks, as well as Borrowers and any Intermediate Participants, are considered to be issuers of Corporate Loans, and Agent Banks and Intermediate Participants typically are included in these industries. Agent Banks are not issuers for purposes of this investment percentage in the usual sense, as the Fund normally does not invest directly in securities, including Corporate Loans or Corporate Debt Securities, issued by Agent Banks. The Fund only considers Agent Banks to be "issuers" for purposes of this investment percentage because the role of the Agent Banks in administering Corporate Loans issued by other companies exposes the Fund to certain risks (as described above). As a result of this concentration of its investments in issuers in these industries, the Fund is subject to certain risks associated with such institutions, both individually and as a group. See "What Are the Risks of Investing in the Fund? - Financial Institutions." The availability of Corporate Loans, Participation Interests, Assignments and Corporate Debt Securities may from time to time reduce the Fund's ability to readily comply with this investment policy.

BORROWING AND LEVERAGE

The Fund is authorized to borrow money and has arranged a credit facility with a bank, which permits it to borrow funds to make repurchases of shares in Repurchase Offers for Common Shares or to meet unfunded commitments in connection with investments. However, the Fund will only borrow money under this facility for temporary, extraordinary or emergency purposes. The Fund's borrowings create an opportunity for greater total return to the Fund and, ultimately, the Fund's shareholders, but, at the same time, increase exposure to losses. In addition, interest payments and fees paid by the Fund on any borrowings may offset or exceed the return earned on the borrowed funds. Under the 1940 Act, the Fund is required with respect to all borrowings to maintain minimum asset coverage of at least 300% immediately following any such borrowing and on an ongoing basis as a condition of declaring dividends and repurchasing shares. The Fund also may issue one or more series of preferred shares, but it does not currently intend to do so. See "What Are the Risks of Investing in the Fund? - Effects of Borrowing and Leverage."

WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS

The Fund may purchase and sell interests in Corporate Loans and Corporate Debt Securities and other debt securities on a when-issued and delayed delivery basis. There is no limit on the amount of assets which the Fund may invest in when-issued securities. A when-issued obligation refers to an obligation whose price is fixed at the time the commitment to purchase is made, but has not been issued. Delayed delivery refers to the delivery of securities later than the customary time for delivery of securities. The Fund will generally make commitments to purchase interests or securities on a when-issued basis with the intention of acquiring the interests or securities. For more information about when-issued and delayed delivery transactions see the section in the SAI entitled "How Does the Fund Invest Its Assets? - When-Issued and Delayed Delivery Transactions."

INTEREST RATE AND HEDGING TRANSACTIONS

The Fund may enter into interest rate swaps in order to limit the exposure of its fixed rate Corporate Loans and Corporate Debt Securities against fluctuations in interest rates. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments or rights to pay or receive interest, such as an exchange of fixed rate payments for Floating Interest Rate payments. For example, if the Fund holds a Corporate Loan or Corporate Debt Security with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset every week. Thus, if interest rates rise, the increased interest received by the Fund would offset a decline in the value of the Corporate Loan or Corporate Debt Security. On the other hand, if interest rates fall, the Fund's benefit from falling interest rates would be decreased. The obligations to make repayment of principal on the underlying securities are not exchanged. Similarly, the right to receive such repayment of principal is not transferred. In addition, interest rate swaps generally do not involve the delivery of securities, other underlying assets or principal.

Interest rate swap transactions generally require the participation of an intermediary, frequently a bank. For example, the first entity, which holds a fixed-rate obligation, transfers the obligation to the intermediary. The first entity is then obligated to pay to the intermediary a floating rate of interest, generally including a fractional percentage as a commission for the intermediary. The intermediary also makes arrangements with the second entity, which holds a floating-rate obligation that substantially mirrors the obligation desired by the first entity. In return for assuming the fixed-rate obligation, the second entity will pay the intermediary all sums that the intermediary pays on behalf of the first entity, plus an arrangement fee and other agreed upon fees. Interest rate swaps are generally used to permit the party seeking a floating rate obligation the opportunity to acquire such obligation at a rate lower than is directly available in the credit markets, while permitting the party desiring a fixed-rate obligation the opportunity to acquire such a fixed-rate obligation, also frequently at a rate lower than is directly available in the credit markets. The success of such a transaction depends in large part on the availability of fixed-rate obligations at interest (or coupon) rates low enough to cover the costs involved. An interest rate swap transaction is affected by changes in interest rates, which, in turn, may affect the prepayment rate of any underlying debt obligations upon which the interest rate swap is based.

To the extent that the Fund enters into these transactions for hedging purposes, the manager believes that such obligations do not constitute senior securities under the 1940 Act. Accordingly, the Fund will not include hedging transactions in its limitation on borrowing.

Except as noted above, there is no limit on the amount of interest rate hedging transactions that may be entered into by the Fund. The risk of loss with respect to interest rate hedges is limited to the net amount of interest payments that the Fund is obligated to make. If the other party to an interest rate swap Defaults, the Fund's risk of loss consists of the net amount of interest payments that the Fund is entitled to receive. The Fund will only enter into an interest rate swap after the manager has evaluated the creditworthiness of the other party to the swap. The risks associated with interest rate swaps are further described in the SAI under the title "How Does the Fund Invest Its Assets? - Interest Rate Swaps."

WHAT ARE THE RISKS OF INVESTING IN THE FUND?

BENEFITS OF INVESTING IN THE FUND

Investment in Common Shares of the Fund offers several benefits. The Fund offers investors the opportunity to receive a high level of current income by investing in a professionally managed portfolio comprised primarily of Corporate Loans and Corporate Debt Securities. Corporate Loans are not typically available to individual investors. In managing the Fund, the manager provides the Fund and its shareholders with professional credit analysis. The Fund also relieves the investor of the burdensome administrative details involved in managing a portfolio of such investments. The benefits are at least partially offset by the expenses involved in operating an investment company. Such expenses primarily consist of the management and administrative fees and operational costs.

RISKS FROM FLUCTUATIONS IN GENERAL INTEREST RATES

Changes in interest rates in the national and international markets generally affect the market value of fixed-income securities and debt obligations. In turn, the Net Asset Value of the shares of an investment company which invests primarily in fixed-income securities fluctuates. When interest rates rise, the value of a fixed-income portfolio can be expected to fall. However, the manager expects the Fund's Net Asset Value to be relatively stable during normal market conditions, because the Fund's investments will consist primarily of: (i) Corporate Loans and Corporate Debt Securities with Floating Interest Rates; (ii) fixed rate Corporate Loans and Corporate Debt Securities hedged by interest rate swap transactions; and (iii) short-term instruments. Because the Fund will invest primarily in these instruments, the manager expects the Net Asset Value of the Fund to fluctuate less as a result of interest rate changes than would a portfolio comprised mostly of medium or long-term fixed-rate obligations.

Since some Floating Interest Rates reset only periodically there are periods during which the interest rate does not change. During such periods, prevailing interest rates and the interest rates on some obligations with Floating Interest Rates held by the Fund (including the interest rates on nominal amounts in the Fund's interest rate swap transactions) will not move precisely in the same direction or amount, in other words, there will be an imperfect correlation between these rates. These imperfect correlations may cause the Fund's Net Asset Value to fluctuate. A sudden and extreme increase in prevailing interest rates may cause a decline in the Fund's Net Asset Value. Conversely, a sudden and extreme decline in interest rates could result in an increase in the Fund's Net Asset Value.

ILLIQUID SECURITIES

The Fund does not limit the amount of its investments that are not readily marketable or are subject to restrictions on resale. Corporate Loans and Corporate Debt Securities in which the Fund invests are in the process of becoming more readily marketable and may be subject to significant restrictions on resale. They do not have the liquidity of conventional investment grade debt securities and certain of these loans and debt securities may be considered Illiquid. As the market for Corporate Loans and Corporate Debt Securities continues to mature, the manager expects that liquidity will continue to improve.


The sale of restricted or illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than the sale of securities eligible for trading on national securities exchanges or in the OTC markets. Restricted securities often sell at a price lower than similar securities that are not subject to restrictions on resale.

144A SECURITIES. Due to changing market or other factors, 144A securities may be subject to a greater possibility of becoming illiquid than securities that have been registered with the SEC for sale. In addition, a Fund's purchase of 144A securities may increase the level of the security's illiquidity, as some institutional buyers may become uninterested in purchasing such securities after the Fund has purchased them.


In the event that the Fund voluntarily or involuntarily liquidates these assets, it may not get the full value of the assets. The Fund may have difficulty disposing of Illiquid portfolio securities. This may make it difficult for the Fund to raise proceeds to repurchase Common Shares in a Repurchase Offer. The Board will consider liquidity when it determines the percentage of the Fund's outstanding Common Shares that the Fund will offer to repurchase in a Repurchase Offer. The Board will also consider the liquidity of the Fund's portfolio securities when it determines whether to suspend or postpone a Repurchase Offer. See "How Are Common Shares Valued?" in the SAI for information regarding valuation of Illiquid Corporate Loans and Corporate Debt Securities.

FINANCIAL INSTITUTIONS

As discussed above, the Fund will invest more than 25% of its total assets in the securities of the following issuers as a group: commercial banks, thrift institutions, insurance companies and finance companies. As a result, the Fund is subject to certain risks associated with these institutions, both individually and as a group.

Banking and thrift institutions are subject to extensive governmental regulations. These regulations may limit both the amounts and types of loans and other financial commitments which the institutions may make and the interest rates and fees which the institutions may charge. The profitability of these institutions largely depends upon the availability and cost of capital funds. Their profits have recently fluctuated significantly as a result of volatile interest rate levels. In addition, general economic conditions influence the operations of these institutions. Financial institutions are exposed to credit losses which result when borrowers suffer financial difficulties.

Insurance companies are also affected by economic and financial conditions and are subject to extensive government regulation, including rate regulation. Property and casualty companies may be exposed to material risks, including reserve inadequacy, latent health exposure and inability to collect from their reinsurance carriers.

These industries are currently undergoing rapid change as existing distinctions between different businesses become blurred. Recent business combinations have included insurance, finance and securities brokerage under single ownership.

EFFECTS OF BORROWING AND LEVERAGE

The Fund is authorized to borrow money and has arranged a credit facility with a bank, which permits it to borrow funds to meet unfunded commitments in connection with investments or to make repurchases of shares in Repurchase Offers for Common Shares. There is a risk that the costs of borrowing may exceed the income and appreciation, if any, on assets acquired with the borrowed funds. If this occurs, the use of leverage will reduce the investment performance of the Fund compared with what it would have been without leverage. When the Fund borrows money, the lender will have the right to receive scheduled interest and principal payments. The lender's right to such payments will be senior to those of the holders of Common Shares. The terms of any such borrowings may limit certain activities of the Fund, including the payment of dividends to holders of Common Shares.

Furthermore, the lenders may be granted certain voting rights if the Fund Defaults in the payment of interest or repayment of principal. Subject to its ability to liquidate its relatively Illiquid portfolio securities, the Fund intends to repay the borrowings in the event that the borrowings would impair the Fund's status as a regulated investment company under the Code. Interest payments and fees paid by the Fund on any borrowings will reduce the amount of income it has available to pay as dividends to the Fund's shareholders.

The Fund also may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of borrowing over the stated interest rate.

Leverage creates certain risks for holders of Common Shares. Leveraging by the Fund creates an opportunity for greater total return but, at the same time, increases exposure to losses. The Net Asset Value of Common Shares may be more volatile than if the Fund were not leveraged. These risks may be reduced through the use of borrowings that have Floating Interest Rates.

CREDIT RISK

Corporate Loans and Corporate Debt Securities may constitute substantially all of the Fund's investments. Corporate Loans and Corporate Debt Securities are primarily dependent upon the creditworthiness of the Borrower for payment of interest and principal. The Fund is subject to the risk that the scheduled interest or principal payments on Corporate Loans, Corporate Debt Securities and other debt obligations in its portfolio will not be paid. If the Borrower fails to pay scheduled interest or principal on a Corporate Loan or Corporate Debt Security, the income of the Fund or the value of its investments may be adversely affected. In turn, this may reduce the amount of dividends or the Net Asset Value of the Fund's Common Shares. The Fund's receipt of principal and interest payments on a Corporate Loan or a Corporate Debt Security also depends upon the creditworthiness of any Intermediate Participant. To reduce credit risk, the manager actively manages the Fund as described above.

Corporate Loans and Corporate Debt Securities made in connection with highly leveraged transactions are subject to greater credit risks than other Corporate Loans and Corporate Debt Securities in which the Fund may invest. See "What Kinds of Securities Does the Fund Purchase? - The Manager's Credit Analysis." These credit risks include an increased possibility that the Borrower may Default on the Corporate Loan or Corporate Debt Security, or may go into bankruptcy. The Fund may have more difficulty selling highly leveraged Corporate Loans and Corporate Debt Securities than other Corporate Loans and Corporate Debt Securities because they are less liquid. The value of such Corporate Loans and Corporate Debt Securities is more volatile in response to interest rate fluctuations. The Corporate Loans and Corporate Debt Securities in which the Fund invests generally are not rated by any NRSRO.


The Fund may own Corporate Loans and Corporate Debt Securities of a Borrower who files for protection under Chapter 11 of the U.S. Bankruptcy Code. The Fund also may purchase Corporate Loans and Corporate Debt Securities that are issued in connection with a restructuring pursuant to Chapter 11 of the U.S. Bankruptcy Code. The Fund may purchase Corporate Loans and Corporate Debt Securities that are in Default as to the payment of interest or principal or both and with respect to which no interest or principal may be paid for a period of time. In almost all instances, the Fund will purchase these obligations only if they hold a senior position in the Borrower's capitalization structure prior to bankruptcy and, in the case of obligations that are not then currently paying interest or principal or both, the manager has determined that such obligations will either begin paying interest or principal or both soon enough to, or may be disposed of at a value that will, meet the investment goals and strategies of the Fund. Also, the manager will determine that such obligations are a suitable investment by the Fund. However, many Borrowers will have non-investment grade subordinated debt. During periods of deteriorating economic conditions, a Borrower may have difficulty making its payments under such bonds and other subordinated debt obligations. These difficulties may damage the Borrower's credit rating or its ability to obtain financing for short-term cash flow needs. This may force the Borrower into bankruptcy or other forms of credit restructuring.

Generally, when syndicated, the collateral for a secured Corporate Loan or Corporate Debt Security has a fair market value at least equal to 100% of the Corporate Loan or Corporate Debt Security. However, the value of the collateral may decline after the Fund invests in the Corporate Loan or Corporate Debt Security. In addition, collateral securing the loan may be found invalid or may be used to pay other outstanding obligations of the Borrower, under applicable law. If this happens, there is a risk that the value of the collateral may not be sufficient to cover the amount owed to the Fund.


In the event that a Borrower Defaults, the Fund's access to the collateral may be limited by bankruptcy and other insolvency laws. There is also the risk that the collateral may be difficult to liquidate. In fact, a majority of the collateral may be Illiquid. As a result, the Fund might not receive payments to which it is entitled.

COLLATERAL IMPAIRMENT

Corporate Loans and Corporate Debt Securities (excluding Unsecured Corporate Loans and Unsecured Corporate Debt Securities) will be secured unless (i) the Fund's security interest in the collateral is invalidated for any reason by a court, or (ii) the collateral is fully released with the consent of the Agent Bank and Lenders or under the terms of a loan agreement as the creditworthiness of the Borrower improves.

There are risks which may cause the collateral to be insufficient in the event that a Borrower Defaults on a Corporate Loan or Corporate Debt Security. In most credit agreements, there is no formal requirement to pledge additional collateral if the value of the collateral declines subsequent to the Fund's investment in the Corporate Loan or Corporate Debt Security.


There is the risk that the collateral may be difficult to liquidate. Intangible assets, such as trademarks, copyrights and patent rights and the first or second liens on the collateral may make the collateral illiquid and it may be difficult for the Fund to realize the full value of such collateral on a timely basis. In fact, a majority of the collateral may be Illiquid. Consequently, the Fund might not receive payments to which it is entitled. This may result in a decline in the value of the investment and, in turn, a decline in the Net Asset Value of the Fund's Common Shares.


There may be temporary periods when the principal asset held by a Borrower is the stock of a related company, which may not legally be pledged to secure a Corporate Loan or Corporate Debt Security. On occasions when such stock cannot be pledged, the Corporate Loan or Corporate Debt Security will be temporarily unsecured until the stock can be pledged or is exchanged for or replaced by other assets.

If a Borrower becomes involved in bankruptcy proceedings, the Fund's access to the collateral may be limited by bankruptcy and other laws. This risk is increased when a Corporate Loan or Corporate Debt Security is made in connection with a highly leveraged transaction. In the event that a court decides that the Fund's access to the collateral is limited or void, it is unlikely that the Fund would be able to recover the full amount of the principal and interest due to it. The risks of collateral impairment are further described in the SAI in the section entitled "What Are the Risks of Investing in the Fund? -
Collateral Impairment."

PREPAYMENTS

Borrowers may pay back principal before the scheduled due date. Borrowers may find it advantageous to prepay principal due to a decline in interest rates or an excess in cash flow. Such prepayments may require the Fund to replace a Corporate Loan, Corporate Debt Security or other investment with a lower yielding security. This may adversely affect the Net Asset Value of Common Shares.

LIMITATIONS ON AVAILABILITY OF CORPORATE LOANS, PARTICIPATION
INTERESTS, ASSIGNMENTS AND CORPORATE DEBT SECURITIES

Direct investments in Corporate Loans and, to a lesser degree, investments in Participation Interests or Assignments may from time to time have only limited availability. Consequently, there is a risk that the Fund may not be able to invest 80% or more of its net assets in Corporate Loans, Participation Interests, Assignments and Corporate Debt Securities, as described above. Limitations on the availability of these investments may be due to a number of factors. There may be more willing purchasers of direct Corporate Loans compared to the available loans. Direct Lenders also may allocate only a small number of Corporate Loans to investors, such as the Fund. Also, the Lenders or the Agent Bank may have an incentive to market the less desirable Corporate Loans, Participation Interests or Assignments to investors such as the Fund while retaining the more attractive investments for themselves. This reduces the availability of the more desirable investments. There is a risk that the assets of the Fund may not be promptly and effectively invested during periods when the Fund is experiencing a large inflow of assets.

The availability of Corporate Loans, Participation Interests, Assignments and Corporate Debt Securities may from time to time reduce the Fund's ability to readily comply with the Fund's investment policy regarding non-concentration in a single industry. See "Other Investment Policies - Non-Concentration in a Single Industry." This means that to the extent that the Fund is not investing its assets primarily in Corporate Loans, Participation Interests, Assignments and Corporate Debt Securities due to the foregoing risks, the Fund may be unable to achieve its investment goal.

FOREIGN INVESTMENTS


As noted above, the Fund may invest in Corporate Loans and Corporate Debt Securities that are made to, or issued by, foreign Borrowers and U.S. subsidiaries of foreign Borrowers, if the Borrower passes the same creditworthiness analysis that the manager uses for U.S. Borrowers and (i) the loans and securities are U.S. dollar-denominated, (ii) the loans or securities are not U.S. dollar-denominated, but the Fund uses a foreign currency swap for payments in U.S. dollars, or, (iii) the loans or securities are not U.S. dollar-denominated, but, in the opinion of the manager, the risk of investing in such loans or securities without the use of a foreign currency swap is limited enough to warrant such an investment and it is in the best interests of the Fund to do so. These obligations may involve risks not typically involved in domestic investments and the risks can be significantly magnified for investments in foreign countries that are emerging market countries.

CURRENCY FLUCTUATIONS. To the extent the Fund uses foreign currency swaps for Corporate Loans or Corporate Debt Securities or invests in such loans or securities which are not U.S. dollar-denominated, transactions in foreign securities may be conducted in local currencies. In these transactions U.S. dollars must often be exchanged for another currency when an obligation is bought or sold or a dividend is paid. Likewise, security price quotations and total return information reflect conversion into U.S. dollars. Fluctuations in foreign exchange rates can significantly increase or decrease the U.S. dollar value of a foreign investment, boosting or offsetting its local market return. Currency risk cannot be eliminated entirely.

INCREASED COSTS. It may be more expensive for the Fund to purchase and sell Corporate Loans and Corporate Debt Securities in foreign markets than in the U.S. markets. Investment companies, such as the Fund, offer an efficient way for individuals to invest abroad, but the overall expense ratios of international investment companies are usually higher than the overall expense ratios of investment companies that invest in U.S. obligations.


POLITICAL AND ECONOMIC FACTORS. The economies, markets, and political structures of a number of the countries in which the Fund can invest do not compare favorably with the U.S. and other mature economies in terms of wealth and stability. Therefore, investments in these countries will entail greater risk and may be subject to erratic and abrupt price movements. This was especially true for emerging market countries.


LEGAL, REGULATORY, AND OPERATIONAL. Certain foreign countries may impose restrictions on foreign investors, such as the Fund. These restrictions may take the form of prior governmental approval, limits on the amount and type of obligations held by foreigners, limits on the types of companies in which foreigners may invest, currency exchange controls and other actions that restrict the purchase or sale of assets or result in a loss of assets. Diplomatic and political developments could affect the economies, industries and securities and currency markets, and the value of the Fund's investments, in foreign countries, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war. These factors are extremely difficult, if not impossible, to predict and take into account with respect to the Fund's investments. In certain foreign countries, there is the possibility that the government or a government agency may take over the assets of the Fund for political or economic reasons or impose taxation that is so heavy that it amounts to confiscation of the assets taxed.

Certain foreign countries lack uniform accounting, auditing, and financial reporting standards, have less governmental supervision of financial markets than in the U.S., and do not honor legal rights enjoyed in the U.S. In certain foreign countries, the financial institutions with which the Fund deals may have custody and settlement practices, such as delays, which could subject the Fund to risks not customary in the U.S. Information about foreign Borrowers may differ from that available for U.S. Borrowers, since foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. Borrowers. In addition, the markets for Corporate Loans and Corporate Debt Securities in foreign countries have substantially lower trading volumes than U.S. markets, resulting in less liquidity and more volatility than in the United States.


PRICING. Corporate Loans and Corporate Debt Securities may be purchased or sold on days (such as Saturdays) when the Fund does not account for their prices in calculating its Net Asset Value. As a result, the Fund's Net Asset Value may change significantly on days when shareholders cannot purchase Common Shares, or for repurchases of Common Shares, between the date on which a shareholder tenders Common Shares for repurchase by the Fund and the date on which the repurchase price of the Common Shares is determined. See "Periodic Offers by the Fund to Repurchase Common Shares from Shareholders."

RISK OF DECLINE IN NAV DUE TO REPURCHASES

The NAV may decline as a result of the Fund's sales of portfolio securities to finance a Repurchase Offer. The Fund may be required to sell portfolio securities to raise cash to finance a Repurchase Offer, which may cause the market prices of the Fund's portfolio securities, and hence the Fund's NAV, to decline. If such a decline occurs, the Fund cannot predict its magnitude or whether such a decline would be temporary or continue until or beyond the Repurchase Pricing Date. Because the price per share to be paid in the Repurchase Offer will depend upon the NAV per share as determined on the actual pricing date, the consideration received by tendering shareholders would be reduced if the decline continued until the actual pricing date. In addition, the sale of portfolio securities will increase the Fund's transaction expenses, and the Fund may receive proceeds from the sale of portfolio securities that are less than their valuations by the Fund. Accordingly, because of the Repurchase Offer, the Fund's NAV per share may decline more than it otherwise might, thereby reducing the amount of proceeds received by tendering shareholders and the NAV per share for non-tendering shareholders.

WARRANTS AND OTHER EQUITY SECURITIES

The Fund may acquire warrants and other equity securities in connection with or incidental to the Fund's other investment activities. The Fund may also acquire such securities as a result of a restructuring of Corporate Loans and/or Corporate Debt Securities. Such securities may be considered illiquid. It is expected that warrants and other equity securities will comprise a small percentage (typically less that 5%) of the Fund's assets. Nevertheless, fluctuations in the value of such securities as may be held by the Fund could result in a decline in the Fund's NAV.

PORTFOLIO MANAGEMENT AND OTHER CONSIDERATIONS

In the event that short-term interest rates increase or other market conditions change, the Fund's leverage could adversely affect holders of Common Shares, as noted above. If such changes occur or are anticipated, the Fund may attempt to shorten the average maturity of its investment portfolio. This would tend to decrease the negative impact of leverage on holders of Common Shares. To do this, the Fund would purchase securities with generally shorter maturities.

ANTI-TAKEOVER PROVISIONS

The Declaration of Trust contains terms that limit the ability of other entities to acquire control of the Fund or to change the Board. These provisions may prevent you from selling your Common Shares at a premium because a third party will be discouraged from attempting to obtain control of the Fund. See "Description of Common Shares - Certain Anti-Takeover Provisions of the Declaration of Trust."



MANAGEMENT

On February 4, 2004, the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts filed an administrative complaint against Franklin Resources, Inc. and certain of its subsidiaries (the Company) claiming violations of the Massachusetts Uniform Securities Act (Massachusetts Act) with respect to an alleged arrangement to permit market timing (the Mass. Proceeding). On September 20, 2004, Franklin Resources, Inc. announced that an agreement has been reached by two of its subsidiaries, Franklin Advisers, Inc. (Advisers) and Franklin Templeton Alternative Strategies, Inc. (FTAS), with the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (the State of Massachusetts) related to the Mass. Proceeding. Under the terms of the settlement consent order issued by the State of Massachusetts, Advisers and FTAS have consented to the entry of a cease and desist order and agreed to pay a $5 million administrative fine to the State of Massachusetts. The administrative complaint addressed one instance of market timing that was also a subject of the August 2, 2004 settlement that Advisers reached with the Securities and Exchange Commission described below.

The Company, in addition to most of the mutual funds within Franklin Templeton Investments, has been named in shareholder class actions related to the matter described above that were filed in the United States District Courts in California, Florida, Nevada, New Jersey and New York. These parties, as well as certain of the mutual funds' trustees/directors, have also been named in a shareholder class action filed in March 2004 in the United States District Court in New Jersey. This lawsuit alleges violations of certain provisions of the federal securities laws and state common law fiduciary obligations in connection with Rule 12b-1 fees and brokerage commissions paid by the mutual funds. These lawsuits seek damages of unspecified amounts. The Company believes that the claims made in the lawsuits are without merit and it intends to defend vigorously against the allegations. It is anticipated that additional similar civil actions related to the matters described above may be filed in the future.

On August 2, 2004, Franklin Resources, Inc. announced that Advisers (adviser to many of the funds within Franklin Templeton Investments, and an affiliate of the adviser to the other funds) had reached a settlement with the U.S. Securities and Exchange Commission (SEC) that resolved an SEC investigation of market timing activity in the Franklin Templeton Investments funds. As part of the settlement, on August 2, 2004, the SEC issued an "Order instituting administrative and cease-and-desist proceedings pursuant to sections 203(e) and 203(k) of the Investment Advisers Act of 1940 and sections 9(b) and 9(f) of the Investment Company Act of 1940, making findings and imposing remedial sanctions and a cease and desist order" (the Order). The SEC's Order concerns the activities of a limited number of third parties that ended in 2000 and those that are the subject of the Mass. Proceeding described above.

Under the terms of the SEC's Order, Advisers, while neither admitting nor denying any of the findings therein, has agreed to pay $50 million, of which $20 million is a civil penalty, to be distributed to fund shareholders in accordance with a plan to be developed by an Independent Distribution Consultant. Because the distribution methodology has not yet been developed, it is presently not possible to say which particular funds will be determined to have been affected or which particular groups of fund shareholders will receive distributions or in what proportion and amounts.

In the Order, the SEC notes that the Company has generally sought to detect, discourage and prevent market timing in its funds and began to increase its efforts to control market timing in 1999. The Order also requires Advisers to, among other things:

o Enhance and periodically review compliance policies and procedures, and establish a corporate ombudsman;

o Establish a new internal position whose responsibilities shall include compliance matters related to conflicts of interests; and

o Retain an Independent Distribution Consultant to develop a plan to distribute the $50 million settlement to fund shareholders.

The Staff of the SEC has also informed the Company that it is considering recommending a civil action or proceeding against Advisers and Franklin Templeton Distributors, Inc. (Distributors) (the principal underwriter of shares of the Franklin Templeton mutual funds) concerning payments to securities dealers who sell fund shares (commonly referred to as revenue sharing). The staff of the California Attorney General's Office also has advised that the California Attorney General may bring a civil action against Franklin Resources, Inc. and Distributors arising from the same events. Even though the Company currently believes that the contemplated charges are unwarranted, it also believes that it is in the best interest of the Company and fund shareholders to resolve these issues voluntarily, to the extent the Company can reasonably do so. If it is found that the Company bears responsibility for any unlawful or improper conduct, the Company has committed to making the funds or their shareholders whole, as appropriate.

These issues were previously disclosed by the Company as being under investigation by government authorities and the subject of an internal inquiry by the Company in its regulatory filings and on its public website. Any further updates on these matters will be disclosed on the Company's website at franklintempleton.com under "Statement on Current Industry Issues."


THE BOARD. The Board oversees the management of the Fund and elects its officers. The officers are responsible for the Fund's day-to-day operations.

INVESTMENT MANAGER. Franklin Advisers, Inc.(Advisers), One Franklin Parkway, San Mateo, CA 94403-1906 manages the Fund's assets. The manager also performs similar services for other funds. It is a wholly owned subsidiary of Resources, a publicly owned company engaged in the financial services industry through its subsidiaries. Charles B. Johnson and Rupert H. Johnson, Jr. are the principal shareholders of Resources. Together, the manager and its affiliates manage over $371 billion in assets. Please see "Investment Management and Other Services" and "Miscellaneous Information" in the SAI for information on securities transactions.

PORTFOLIO MANAGERS.

RICHARD S. HSU CFA, VICE PRESIDENT OF ADVISERS
Mr. Hsu has been a manager of the Fund since 2000. He joined Franklin Templeton Investments in 1996.


MADELINE LAM, VICE PRESIDENT OF ADVISERS
Ms. Lam has been a manager of the Fund since January 2004. She joined Franklin Templeton Investments in 1998.

MATTHEW GREGORY CFA, PORTFOLIO MANAGER OF ADVISERS
Mr. Gregory has been a manager of the Fund since January 2004. He joined Franklin Templeton Investments in 1996.

MANAGEMENT FEES. For the fiscal year ended July 31, 2004, management fees, before any reduction were 0.80% of the average net assets of the Fund. Under an agreement by the manager to reduce its fees to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund, the Fund paid 0.76% of its average net assets to the manager for its services. This reduction is required by the Fund's Board and an exemptive order by the Securities and Exchange Commission.

ADMINISTRATIVE SERVICES. FT Services, an indirect, wholly owned subsidiary of Resources, provides certain administrative services and facilities for the Fund. Under its agreement with the Fund, FT Services is entitled to a monthly fee equal to an annual rate of 0.15% of the Fund's average daily net assets up to $200 million, 0.135% of average daily net assets over $200 million up to $700 million, 0.10% of average daily net assets over $700 million up to $1.2 billion, and 0.075% of average daily net assets over $1.2 billion. During the fiscal year ended July 31, 2004, administration fees totaled 0.12%. Please see "Investment Management and Other Services" in the SAI for more information.

SHAREHOLDER SERVICING AND TRANSFER AGENT. Investor Services, an indirect wholly owned subsidiary of Resources, is the Fund's shareholder servicing agent and acts as the Fund's transfer agent and dividend-paying agent. Investor Services is compensated at an annual rate of 0.40% of the Fund's average daily net assets. The Fund also may reimburse Investor Services for certain out-of-pocket expenses.


CUSTODIAN. Bank of New York, Mutual Funds Division, 100 Church Street, New York, NY 10286, acts as custodian of the securities and other assets of the Fund. The custodian does not participate in decisions relating to the purchase and sale of portfolio securities.


PORTFOLIO TRANSACTIONS BY THE FUND

The manager tries to obtain the best execution on all transactions. If the manager believes more than one broker or dealer can provide the best execution, it may consider research and related services and the sale of Common Shares, as well as shares of other funds in Franklin Templeton Investments, when selecting a broker or dealer.

The Fund engages in trading when the manager has concluded that the sale of a security owned by the Fund and/or the purchase of another security can enhance principal and/or increase income. A security may be sold to avoid any prospective decline in market value, or a security may be purchased in anticipation of a market rise. Consistent with the Fund's investment goal, a security also may be sold and a comparable security purchased coincidentally in order to take advantage of what is believed to be a disparity in the normal yield and price relationship between the two securities.

The Fund's annual portfolio turnover rate is not expected to exceed 100%. The rate may vary greatly from year to year and will not be a limiting factor when the manager deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the securities held by the Fund will be sold whenever the manager believes it is appropriate to do so. Sales will be made without regard to the length of time the security may have been held. Large Common Share repurchases by the Fund during the quarterly or discretionary Repurchase Offers may require the Fund to liquidate portions of its securities holdings for cash to repurchase the Common Shares. The liquidation of such holdings may result in a higher than expected annual portfolio turnover rate. A 100% annual portfolio turnover rate would occur if the lesser of the value of purchases or sales of the Fund's securities for a year (excluding purchases of U.S. Treasury and other securities with a maturity at the date of purchase of one year or less) were equal to 100% of the average monthly value of the securities, excluding short-term investments, held by the Fund during such year. Higher portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs that the Fund will bear directly.

Please see "How Does the Fund Buy Securities for Its Portfolio?"
in the SAI for more information.

INVESTMENT PERFORMANCE INFORMATION

From time to time, the Fund advertises its performance. Performance information may include its current yield, current distribution rate or total return for specific time periods.

The current yield of the Fund shows the income generated by an investment in the Fund over a stated period. The current distribution rate shows the dividends or distributions paid to the Fund's shareholders. This rate is usually computed by annualizing the monthly distribution paid per share during a certain period and dividing that amount by the current maximum offering price. Total return is the change in value of an investment over a given period. Total return assumes any dividends and capital gains are reinvested.

Performance figures will reflect the imposition of the Early Withdrawal Charge but additional performance figures that are calculated without reflecting the Early Withdrawal Charge may be presented.

Performance figures are always based on the Fund's past performance and do not guarantee future results. The Fund's yield and distribution rate are expected to fluctuate. Total return will also vary, depending on market conditions, the Corporate Loans, Corporate Debt Securities and other securities that the Fund owns, the Fund's operating expenses and the amount of capital gains or losses during the period. For a more detailed description of how the Fund calculates its performance figures, please see "How Does the Fund Measure Performance?" in the SAI.

HOW TO BUY COMMON SHARES

CONTINUOUS OFFERING

The Fund continuously offers Common Shares through Distributors and other Securities Dealers that have entered into dealer agreements with Distributors. The Fund or Distributors may suspend the continuous offering of Common Shares at any time without prior notice. Similarly, the Fund or Distributors may resume the offering at any time. If there is a suspension of the offering of Common Shares, shareholders who reinvest their distributions in additional Common Shares will be permitted to continue to make those reinvestments.


During the continuous offering, the Fund offers Common Shares at the public offering price, which is the Net Asset Value per share next determined after Distributors receives your purchase order and payment. As of November 4, 2004, the Net Asset Value per share for Common Shares was $8.97. For purchase orders and payments received by Distributors or Securities Dealers prior to the close of business on the NYSE (generally, 1:00 p.m., Pacific time) (including orders received after the close of business on the previous business day), the offering price will be the Net Asset Value determined as of the close of business on the NYSE on that day. For purchases by wire, if the purchase order is received by 1:00 p.m., Pacific time, and the bank receives the wired payment by 3:00 p.m., Pacific time, on the same day, the offering price will be the Net Asset Value determined as of the close of business on the NYSE on that day. If Distributors or a Securities Dealer receives your purchase order and payment after the close of business on the NYSE, the order is considered received on the next business day. Any order may be rejected by Distributors or the Fund.


In the course of a Repurchase Offer, Distributors or an affiliate may inadvertently acquire a small amount (expected to be less than 5%) of Common Shares which it may wish to resell. The Common Shares repurchased in these circumstances will not be subject to any investment restriction, and the Common Shares may be resold in a subsequent Repurchase Offer. This inadvertent acquisition would result from the administrative complexities that arise because a Repurchase Offer is confined to a specific percentage of the outstanding Common Shares, and the Common Shares tendered by shareholders during a particular Repurchase Offer may exceed the percentage limit of that Repurchase Offer. In that situation, the Fund is required to repurchase Common Shares on a pro rata basis, as described below. See "Periodic Offers by the Fund to Repurchase Common Shares from Shareholders."

OPENING YOUR ACCOUNT

To open your account, please follow the steps below. This will help avoid any delays in processing your request.

1. Read this prospectus carefully.

2. Determine how much you would like to invest. The Fund's minimum investments are:

MINIMUM INVESTMENTS
------------------------------------------------------------------
                                        INITIAL      ADDITIONAL
------------------------------------------------------------------
Regular accounts                        $1,000       $50
------------------------------------------------------------------
Automatic investment plans              $50          $50
------------------------------------------------------------------
UGMA/UTMA accounts                      $100         $50
------------------------------------------------------------------

We reserve the right to change the amount of these minimums for certain purchases. We also reserve the right to restrict or refuse any order to buy Common Shares, including any purchases under the exchange privilege.


3. Carefully complete and sign the enclosed account application, including the optional shareholder privileges section. To save time, you can sign up now for services you may want on your account by completing the appropriate sections of the application (see "Services to Help You Manage Your Account" on page 92. For example, if you would like to link one of your bank accounts to your Fund account so that you may use electronic funds transfer to and from your bank account to buy and sell shares, please complete the bank information section of the application. We will keep your bank information on file for future purchases and repurchases. We do not accept cash, credit card convenience checks, non-bank money orders or travelers checks as forms of payment to purchase shares.


4. Make your investment using the table below.


METHOD                  STEPS TO FOLLOW
-------------------------------------------------------------------------------
                        For an initial investment:
                        Return the application to the Fund with your
BY MAIL                 check made payable to the Fund.

                        For additional investments:
                        Send a check made payable to the Fund. Please include your account number on the check.

-------------------------------------------------------------------------------
                    1.  Call Shareholder Services or, if that number is busy,
                        call 1-650/312-2000 collect, to receive a wire
                        control number and wire instructions. You need a new
                        wire control number every time you wire money
BY WIRE                 into your account. If you do not have a
                        currently effective wire control number,
1-800/632-2301          we will return the money to the bank, and we
(or                     will not credit the purchase to your account.
1-650/312-2000
collect)
                    2.  For an initial investment you must also return your
                        signed application to the Fund.

                        IMPORTANT DEADLINES: To make a same day wire
                        investment, the wired funds must be received
                        and accepted by us by 1:00 p.m. Pacific time
                        or the close of the New York Stock Exchange,
                        whichever is earlier.
-------------------------------------------------------------------------------
THROUGH YOUR
INVESTMENT              Contact your investment representative
REPRESENTATIVE
-------------------------------------------------------------------------------
BY PHONE/ONLINE         OPENING AN ACCOUNT: If you have another Franklin
                        Templeton account with your bank account
(Up to $100,000         information on file, you may open a new account
shareholder             by phone. At this time, a new account may not be
per day)                opened online.
1-800/632-2301
franklintempleton.com
Note: (1) certain       To make a same day investment, your phone order
account types are       must be received and accepted by us by 1:00 p.m.
not available for       Pacific time or the close of the New York Stock
online account          Exchange, whichever is earlier.
access and
(2)the amount may       ADDING TO AN ACCOUNT: Before requesting a
be higher for           telephone or online purchase into an existing
members of the          online account please make sure we have your bank
Valued Investor         account information on file. If we do not have
Program. Please         this information, you will need to send written
see page 92 for         instructions with your bank's name and address
more information        and a voided check or savings account deposit slip.
regarding eligibility.  If the bank and Fund accounts do not have at least one common owner, your written request must be signed by ALL fund AND bank account owners, and each individual must have his or her signature guaranteed.

                        To make a same day investment, your phone or
                        online order must be received and accepted by
                        us by 1:00 p.m. Pacific time or the close of the
                        New York Stock Exchange, whichever is earlier.
-------------------------------------------------------------------------------


MAY I BUY COMMON SHARES IN CONNECTION WITH RETIREMENT PLANS?

Retirement plan investors should be aware of the following features of the Fund which may impact their decision as to whether the Fund is an appropriate investment for a retirement plan. Common Shares are not liquid; unlike open-end mutual fund shares, they are not redeemable on each day that the Fund is open for business; and unlike traditional closed-end funds, Common Shares of the Fund do not trade on any exchange and thus cannot readily be sold. Although the Fund has adopted policies to provide quarterly Repurchase Offers, these Repurchase Offers may not provide shareholders with the degree of liquidity they desire or may require for tax purposes. Additionally, even during a Repurchase Offer shareholders may not be able to have all of the Common Shares they wish to tender be repurchased by the Fund. If the number of Common Shares tendered by all shareholders exceeds the repurchase amount authorized by the Board, the Fund may not be able to repurchase all Common Shares submitted and thus may repurchase Common Shares on a pro rata basis. The Fund also imposes an Early Withdrawal Charge on the proceeds payable to shareholders from the Fund's repurchase of Common Shares tendered by shareholders within twelve months of their purchase. Certain waivers to this Early Withdrawal Charge are discussed below.

The features described above could result in a retirement plan paying an Early Withdrawal Charge and/or not being able to comply with mandatory distribution requirements. Accordingly, retirement plan investors may wish to limit the percentage of plan assets, for example, to 10%, that is invested in the Fund.

The Fund does not monitor retirement plan requirements for any investor. Please consult your legal, tax or retirement plan specialist before choosing a retirement plan or electing to invest in the Fund through a retirement plan. Your investment representative or advisor can help you make investment decisions within your plan.

Plan documents are required for all retirement plans. Bank and Trust can provide the plan documents for you and serve as custodian or trustee.

Bank and Trust can provide you with brochures containing important information about its plans. These plans require separate applications and their policies and procedures may be different than those described in this prospectus. For a retirement plan brochure or application, call Retirement Services.

PAYMENTS TO SECURITIES DEALERS

The payments described below may be made to Securities Dealers who initiate and are responsible for purchases of Common Shares. The payments are subject to the sole discretion of Distributors, and are paid by Distributors or one of its affiliates and not by the Fund or its shareholders.


1. For purchases of Common Shares - 1.00% of the dollar amount of Common Shares sold by the Securities Dealer. This payment consists of 0.75% of sales commission and 0.25% of service fee (for the first year's services). For purchases of $2 million or more where the Securities Dealer has waived this payment, the Common Shares purchased will qualify for a waiver of the Early Withdrawal Charge. In these circumstances Distributors will pay Securities Dealers at an annual rate of up to 0.50% of the dollar amount invested beginning immediately after the Common Shares are purchased.


2. Purchases by trust companies and bank trust departments, and Eligible Governmental Authorities - up to 0.25% of the amount invested.


A Securities Dealer may receive only one of these payments for each qualifying purchase. For Securities Dealers who receive payments described in paragraph 1 above, if Common Shares remain outstanding for at least twelve months from the date of their original purchase, Distributors will, beginning in the thirteenth month, compensate the Securities Dealer at an annual rate of 0.50% of the value of the Common Shares sold by the Securities Dealer and remaining outstanding.

Broker-dealers or others who have entered into an agreement with Distributors for clients participating in comprehensive fee programs will not receive the payment described in paragraph 1 above for Common Shares sold. Beginning immediately after the Common Shares are purchased, they will, however, be eligible to receive payments at an annual rate of 0.50% of the value of the Common Shares sold and remaining outstanding.

OTHER DEALER COMPENSATION. Distributors may make payments from distribution fees received from the Fund and from its other financial resources, to certain dealers who have sold shares of the Franklin Templeton mutual funds. In the case of any one dealer, marketing support payments will not exceed the sum of 0.10% of that dealer's current year's total sales of Franklin Templeton mutual funds, and 0.05% (or 0.03%) of the total assets of equity (or fixed income) funds attributable to that dealer, on an annual basis. Distributors makes these payments in connection with the qualifying dealers' efforts to educate financial advisors about the Franklin Templeton funds. A number of factors will be considered in determining payments, including the qualifying dealer's sales, assets and redemption rates, and the quality of the dealer's relationship with Distributors. Distributors will, on an annual basis, determine the advisability of continuing these payments.

To the extent permitted by SEC and NASD rules and other applicable laws and regulations, Distributors may pay or allow other promotional incentives or payments to dealers.

Sale of Common Shares, as well as shares of other funds in Franklin Templeton Investments, is not considered a factor in the selection of broker-dealers to execute the Fund's portfolio transactions. Accordingly, the allocation of portfolio transactions for execution by broker-dealers that sell Fund shares is not considered marketing support payments to such broker-dealers.

You can find further details in the SAI about the payments made by Distributors and the services provided by your financial advisor. Your financial advisor may charge you additional fees or commissions other than those disclosed in this prospectus. You can ask your financial advisor for information about any payments it receives from Distributors and any services it provides, as well as about fees and/or commissions it charges.

FOR INVESTORS OUTSIDE THE U.S.

The distribution of this prospectus and the offering of Fund shares may be limited in many jurisdictions. An investor who wishes to buy Common Shares of the Fund should determine, or have a broker-dealer determine, the applicable laws and regulations of the relevant jurisdiction. Investors are responsible for compliance with tax, currency exchange or other regulations applicable to repurchase and purchase transactions in any jurisdiction to which they may be subject. Investors should consult appropriate tax and legal advisors to obtain information on the rules applicable to these transactions.


PERIODIC OFFERS BY THE FUND TO
REPURCHASE COMMON SHARES FROM SHAREHOLDERS

The Fund is not aware of any currently existing secondary market for Common Shares and does not anticipate that a secondary market will develop for Common Shares. A secondary market is a market, exchange facility or system for quoting bid and asking prices where securities such as the Common Shares can be readily bought and sold among holders of the securities after they are initially distributed. Without a secondary market, Common Shares are not liquid, which means that they are not readily marketable. However, the Fund has taken action to provide liquidity to shareholders. The Fund has adopted share repurchase policies as fundamental policies. This means the policies may not be changed without the vote of the holders of a majority of the Fund's outstanding voting securities. These policies provide that each quarter, the Fund will make a Repurchase Offer to repurchase a portion of the outstanding Common Shares from shareholders who request repurchases. The Fund will suspend or delay a Repurchase Offer only if certain regulatory requirements (described in the notice of the Repurchase Offer) are met. See "Suspension or Postponement of Repurchase Offer." The price of the repurchases of Common Shares normally will be the Net Asset Value per share determined as of the close of business (1:00 p.m. Pacific time) on the date the Repurchase Offer ends or within a maximum of fourteen days after the Repurchase Offer ends as described below.

REPURCHASE PROCEDURES. At the beginning of each Repurchase Offer, the Fund will send to its shareholders a written notification about the Repurchase Offer, how they may request that the Fund repurchase their Common Shares and the deadline for shareholders to provide their repurchase requests to Investor Services (the "Repurchase Request Deadline"), which is the date the Repurchase Offer ends. The time between the notification to the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer the Fund will establish the Repurchase Request Deadline based on factors, such as market conditions, liquidity of the Fund's assets and shareholder servicing considerations. The repurchase price of the Common Shares will be the Net Asset Value as of the close of the NYSE on the date on which the repurchase price of the Common Shares will be determined (the "Repurchase Pricing Date"). It is anticipated that normally the Repurchase Pricing Date will be the same date as the Repurchase Request Deadline, and if so, the Repurchase Request Deadline will be set for a time no later than the close of the NYSE on such date. The Fund has determined that the Repurchase Pricing Date may occur no later than the fourteenth day after the Repurchase Request Deadline or the next business day if the fourteenth day is not a business day. Within such fourteen day period, the Fund may use an earlier Repurchase Pricing Date under certain circumstances.

The Board may establish other policies for repurchases of Common Shares that are consistent with the 1940 Act and other pertinent laws. Common Shares tendered by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders, in cash, within seven days after each Repurchase Pricing Date. The end of the seven days is referred to as the "Repurchase Payment Deadline."

REPURCHASE AMOUNTS. The Board, in its sole discretion, will determine the number of Common Shares that the Fund will offer to repurchase (the "Repurchase Offer Amount") for a given Repurchase Request Deadline. The Repurchase Offer Amount will be at least 5% and no more than 25% of the total number of Common Shares outstanding on the Repurchase Request Deadline. A Repurchase Offer is expected to conclude near the end of every calendar quarter each year.

If shareholders tender more than the Repurchase Offer Amount for a given tender Offer, the Fund may repurchase an additional amount of Common Shares of up to 2% of the Common Shares outstanding on the Repurchase Request Deadline. If Fund shareholders tender more Common Shares than the Fund decides to repurchase, whether the Repurchase Offer Amount or the Repurchase Offer Amount plus the 2% additional Common Shares, the Fund will repurchase the Common Shares on a pro rata basis, rounded down to the nearest full share. The Fund may, however, accept all Common Shares tendered by shareholders who own less than one hundred Common Shares and who tender all their Common Shares, before accepting on a pro rata basis Common Shares tendered by other shareholders.

NOTICES TO SHAREHOLDERS. Notice of each quarterly Repurchase Offer (and any additional discretionary repurchase offers) will be sent to each beneficial owner of Common Shares between twenty-one and forty-two days before each Repurchase Request Deadline. The notice will include detailed instructions on how to tender Common Shares. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, latest Repurchase Pricing Date, and latest Repurchase Payment Deadline. The notice will state that the NAV may fluctuate between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the latest Repurchase Pricing Date under certain circumstances. The notice will describe (i) the procedures for you to tender your Common Shares, (ii) the procedures for the Fund to repurchase Common Shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable you to withdraw or modify your tenders of Common Shares prior to the Repurchase Request Deadline.

REPURCHASE PRICE. The current Net Asset Value of the Common Shares is computed daily and will be computed daily on the five business days before a Repurchase Request Deadline. The Board has determined that the time at which the Net Asset Value will be computed will be as of the close of the NYSE. You may call Fund Information at 1-800/DIAL BEN(R) to learn the Net Asset Value per share. The notice of the repurchase offer will give the Net Asset Value per share as of a recent date, and a toll-free number for information regarding the Repurchase Offer. During the period from notification to shareholders of a Repurchase Offer until the Repurchase Pricing Date, the Fund will maintain liquid assets equal to 100% of the Repurchase Offer Amount.

SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFER. The Fund will not suspend or postpone a Repurchase Offer except if a majority of the Board, including a majority of the Board members who are not "interested persons" of the Fund, as defined in the 1940 Act (Independent Trustees), vote to do so, and only (a) if the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code; (b) for any period during which the NYSE or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which any emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine its NAV; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund. The Fund will send to its shareholders notice of any suspension or postponement and notice of any renewed repurchase offer after a suspension or postponement.

SPECIAL CONSIDERATIONS OF REPURCHASES. As required by the 1940 Act, a majority of the Board consists of Independent Trustees. In addition, the Independent Trustees will select and nominate any additional Independent Trustees.

The Fund has arranged a credit facility with a bank under which it may borrow to finance the repurchase of Common Shares through Repurchase Offers. Any such borrowings will comply with the Fund's investment restrictions on borrowing. See "What Are the Risks of Investing in the Fund? - Effects of Borrowing and Leverage" above, and "Investment Restrictions" in the SAI.

Because there likely will not be a secondary market for Common Shares, quarterly and any additional discretionary Repurchase Offers will provide the only source of liquidity for shareholders. If a secondary market were to develop for Common Shares, however, the market price per share of the Common Shares could, at times, vary from the Net Asset Value per share. A number of factors could cause these differences, including relative demand and supply of Common Shares and the performance of the Fund. Repurchase Offers for Common Shares at Net Asset Value would be expected to reduce any spread or gap that might develop between Net Asset Value and market price. However, there is no guarantee that these actions would cause Common Shares to trade at a market price that equals or approximates Net Asset Value per share.

Although the Board believes that Repurchase Offers will generally benefit shareholders, the Fund's repurchase of Common Shares will decrease the Fund's total assets. The Fund's expense ratio also may increase as a result of Repurchase Offers (assuming the repurchases are not offset by the issuance of additional Common Shares). Such Repurchase Offers also may result in less investment flexibility for the Fund depending on the number of Common Shares repurchased and the success of the Fund's continuous offering of Common Shares. In addition, when the Fund borrows money for the purpose of financing the repurchase of Common Shares in a Repurchase Offer, interest on the borrowings will reduce the Fund's net investment income. It is the Board's announced policy (which the Board may change) not to repurchase Common Shares in a Repurchase Offer over the minimum amount required by the Fund's fundamental policies regarding Repurchase Offers if the Board determines that the repurchase is not in the Fund's best interest.

Repurchases through Repurchase Offers may significantly reduce the asset coverage of any borrowings or outstanding senior securities. The Fund may not repurchase Common Shares if the repurchases result in its asset coverage levels falling below the levels required by the 1940 Act. As a result, in order to repurchase all Common Shares tendered, the Fund may have to repay all or part of its outstanding borrowings or redeem all or part of its outstanding senior securities to maintain the required asset coverage. See "What Are the Risks of Investing in the Fund? - Effects of Borrowing and Leverage." Also, the size of any particular Repurchase Offer may be limited (beyond the minimum amount required for the Fund's fundamental policies) for the reasons discussed above or as a result of liquidity concerns.

To complete a Repurchase Offer for the repurchase of Common Shares, the Fund may be required to sell portfolio securities. This may cause the Fund to realize gains or losses at a time when the manager would otherwise not do so.

The Board will consider other means of providing liquidity for shareholders if Repurchase Offers are ineffective in enabling the Fund to repurchase the amount of Common Shares tendered by shareholders. These actions may include an evaluation of any secondary market that may exist for Common Shares, and a determination of whether that market provides liquidity for shareholders. If the Board determines that a secondary market (if any) failed to provide liquidity for shareholders, the Board intends to consider all available options to provide liquidity. One possibility that the Board may consider is listing the Common Shares on a major domestic stock exchange or arranging for the quotation of Common Shares on an over-the-counter market. Alternatively, the Fund might repurchase Common Shares periodically in open-market or private transactions, provided the Fund can do so on favorable investment terms. The Board will cause the Fund to take any action the Board deems necessary or appropriate to provide liquidity for the shareholders in light of the specific facts and circumstances.

The Fund's repurchase of tendered Common Shares is a taxable event. The Fund will pay all costs and expenses associated with the making of any Repurchase Offer. An Early Withdrawal Charge will be imposed on certain Common Shares that have been held for less than twelve months and are accepted for repurchase pursuant to a Repurchase Offer, subject to certain waivers. See "Early Withdrawal Charge" below.

In accordance with applicable rules of the SEC in effect at the time of the offer, the Fund also may make other offers to repurchase Common Shares that it has issued.

EARLY WITHDRAWAL CHARGE

The Early Withdrawal Charge will be imposed on the proceeds payable to shareholders from the Fund's repurchase of certain Common Shares tendered by shareholders in a Repurchase Offer. Repurchased Common Shares that were purchased by the shareholder and held for less than twelve months are subject to the Early Withdrawal Charge. The Early Withdrawal Charge will not be imposed on Common Shares that were acquired through the reinvestment of distributions, or Common Shares that were purchased more than one year prior to repurchase by the Fund in a Repurchase Offer. The Early Withdrawal Charge is paid to Distributors and is imposed to recover offering and distribution expenses incurred by Distributors. The Early Withdrawal Charge is 1% of the Net Asset Value of the tendered Common Shares on the Repurchase Pricing Date or the Net Asset Value of the Common Shares at the time of purchase, whichever is less.

In determining whether an Early Withdrawal Charge is payable, the Fund will repurchase Common Shares in the following order: first, Common Shares that have been held more than twelve months or that are otherwise exempt from imposition of the Early Withdrawal Charge; and second, if there are not enough of these Common Shares to meet your request, Common Shares subject to the Early Withdrawal Charge in the order they were purchased.


WAIVERS OF THE EARLY WITHDRAWAL CHARGE. The Early Withdrawal Charge may be waived under certain circumstances. Certain distributions, payments or repurchase proceeds that you receive and use to buy Common Shares of the Fund will exempt those Common Shares from the Early Withdrawal Charge if you invest them in those Common Shares within 365 days (90 days, effective February 1, 2005) of their repurchase or redemption date. They include:


1. Dividend and capital gain distributions from any Franklin Templeton fund (Class A, Advisor or Class Z only).

2. Annuity payments received under either an annuity option or from death benefit proceeds, only if the annuity contract offers as an investment option the Franklin Templeton Variable Insurance Products Trust. You should contact your tax advisor for information on any tax consequences that may apply.

3. Redemption proceeds from the sale of shares of any Franklin Templeton fund (Class A, Advisor or Class Z only) if you were originally subject to an initial or Contingent Deferred Sales Charge at the time of purchase or qualified to purchased shares at Net Asset Value and you reinvest the money in Common Shares. If the proceeds are from the redemption of Class A shares, you must have held the originally purchased Class A shares for 18 consecutive months or more. This waiver does not apply to exchanges.

The Early Withdrawal Charge will not be waived if the shares were subject to an Early Withdrawal Charge or a Contingent Deferred Sales Charge when they were repurchased or redeemed. We will, however, credit your account in Common Shares, at the current Net Asset Value, in proportion to the amount reinvested for any Early Withdrawal Charge or Contingent Deferred Sales Charge paid in connection with the earlier repurchase or redemption, but barring any other applicable waivers, your Common Shares will be subject to the Early Withdrawal Charge if you tender them for repurchase and the repurchase occurs within twelve months.


If you immediately placed your repurchase or redemption proceeds in a Franklin Bank CD, you may reinvest them as described above. The proceeds must be reinvested within 365 days (90 days, effective February 1, 2005) from the date the CD matures, including any rollover.


Also, various individuals and institutions may buy Common Shares of the Fund without being subject to the Early Withdrawal Charge, including:


1. Trust companies and bank trust departments investing assets held in a fiduciary, agency, advisory, custodial or similar capacity and over which the trust companies and bank trust departments or other plan fiduciaries or participants, in the case of certain retirement plans, have full or shared investment discretion.


2. An Eligible Governmental Authority. Please consult your legal and investment advisors to determine if an investment in the Fund is permissible and suitable for you and the effect, if any, of payments by the Fund on arbitrage rebate calculations.

3. Broker-dealers, registered investment advisors or certified financial planners who have entered into an agreement with Distributors for clients participating in comprehensive fee programs. The minimum initial investment is $250.

4. Registered Securities Dealers and their affiliates, for their investment accounts only.

5. Registered investment advisors who buy on behalf of their clients through a broker-dealer or service agent who has entered into an agreement with Distributors.

6. Current employees of Securities Dealers and their affiliates and their family members, as allowed by the internal policies of their employer.


7. Current and former officers, trustees, directors and full-time employees of Franklin Templeton Investments, and their family members, consistent with our then-current policies. The minimum initial investment is $100.

8. Current partners of law firms that currently provide legal counsel to the funds, Resources or its affiliates


9. Investment companies exchanging shares or selling assets pursuant to a merger, acquisition or exchange offer.

10. Accounts managed by Franklin Templeton Investments.

11. Certain unit investment trusts and their holders reinvesting distributions from the trusts.

We also waive the Early Withdrawal Charge for:

o   Account fees

o Redemptions following the death of the shareholder or beneficial owner

o Purchases of $2 million or more if the Securities Dealer of record received a payment from Distributors of 0.50% or less in connection with the purchase.

If you qualify for a waiver from the Early Withdrawal Charge, please fill in the applicable blank on the repurchase offer/request form you receive as notification of the Repurchase Offer or, if your Common Shares are held in street name or nominee name, include a written statement with your instructions to the broker, dealer or other institution holding such Common Shares for you regarding the Repurchase Offer, explaining which privilege described above applies. If you do not fill in the applicable blank or include this statement, the Fund cannot guarantee you will receive the waiver.

EXCHANGING COMMON SHARES

EXCHANGE PRIVILEGE

We offer a wide variety of funds. If you would like, you can move your investment in Common Shares from your fund account to an existing or new account in another Franklin Templeton fund (an "exchange"). Because it is technically a sale and a purchase of shares, an exchange is a taxable transaction. You may request an exchange into another Franklin Templeton fund in conjunction with submitting your Common Shares for repurchase by the Fund during a quarterly or discretionary Repurchase Offer. YOU MAY EXCHANGE YOUR COMMON SHARES FOR SHARES OF ANOTHER FRANKLIN TEMPLETON FUND ONLY IN CONJUNCTION WITH REPURCHASE OFFERS, AND ONLY IF YOU HAVE HELD THE COMMON SHARES THAT YOU WISH TO EXCHANGE FOR TWELVE MONTHS. SHAREHOLDERS OF ANOTHER FRANKLIN TEMPLETON FUND MAY, HOWEVER, EXCHANGE THEIR SHARES FOR COMMON SHARES OF THE FUND ON A CONTINUOUS BASIS EACH BUSINESS DAY.

Before making an exchange, please read the prospectus of the fund you are interested in. This will help you learn about the fund, its investment goal and policies, and its rules and requirements for exchanges. For example, some Franklin Templeton funds do not accept exchanges and others may have different investment minimums.

Exchanges will be completed at Net Asset Value. Shareholders in Class A shares of other Franklin Templeton funds may exchange their shares for Common Shares. We will not assess a Contingent Deferred Sales Charge at the time you exchange shares of such other funds. Any such shares subject to a Contingent Deferred Sales Charge at the time of exchange, however, will be subject to the Early Withdrawal Charge for any remaining time such shares would have been subject to the Contingent Deferred Sales Charge up to one year after the original purchase.

You may request an exchange over the phone (1-800-632-2301) provided that you do not hold share certificates for the Common Shares or other Franklin Templeton fund shares you want to exchange. If your shares are held in street or nominee name, please contact your Securities Dealer to request an exchange by telephone. Otherwise, appropriate written instructions, signed by all registered owners, must accompany your exchange request. When you submit your repurchase request during a Repurchase Offer, please be sure to fill in the applicable blank on the repurchase offer/request form you receive as in your notification of the Repurchase Offer, or if your Common Shares are held in street name or nominee name, include a written request with your instructions to the broker, dealer or other institution holding such Common Shares for you regarding the Repurchase Offer.

You must also include any outstanding share certificates for the Common Shares you want to exchange.

EXCHANGE RESTRICTIONS

Please be aware that the following restrictions apply to exchanges:

o You may exchange your Common Shares only for Class A shares of another Franklin Templeton fund.

o You must have owned the Common Shares that you wish to exchange into another Franklin Templeton fund for twelve months before you may exchange shares (unless those Common Shares were purchased by an exchange from a Class A Franklin Templeton fund).

o  YOU MAY EXCHANGE YOUR COMMON SHARES ONLY IN CONJUNCTION WITH A REPURCHASE
   OFFER.

o You must meet the applicable minimum investment amount of the fund you are exchanging into, or exchange 100% of your Common Shares.

o Generally exchanges may only be made between identically registered accounts, unless you send written instructions with a signature guarantee. You may, however, exchange Common Shares from a fund account requiring two or more signatures into an identically registered money fund account requiring only one signature for all transactions. PLEASE NOTIFY US IN WRITING IF YOU DO NOT WANT THIS OPTION TO BE AVAILABLE ON YOUR ACCOUNT. Additional procedures may apply. Please see "Transaction Procedures and Special Requirements."

o  The fund you are exchanging into must be eligible for sale in your state.

o We may modify or discontinue our exchange policy if we give you 60 days' written notice.


REJECTED EXCHANGES. If the Fund rejects an exchange request involving the sale of Common Shares, the rejected exchange request will also mean rejection of the request to purchase shares of another fund with the proceeds of the sale.

EXCHANGES THROUGH FINANCIAL INTERMEDIARIES. If you are investing indirectly in the Fund through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment advisor, an administrator or trustee of an IRS recognized tax-deferred savings plan such as a 401(k) retirement plan and a 529 college savings plan that maintains a master account (an Omnibus Account) with the Fund for trading on behalf of its customers, different exchange and/or transfer limit guidelines and restrictions may apply. The financial intermediary through whom you are investing may choose to adopt different trading restrictions designed to discourage short-term or excessive trading. Consult with your financial intermediary (or, in the case of a 401(k) retirement plan, your plan sponsor) to determine what trading restrictions, including exchange/transfer limitations, may be applicable to you.

FUND EXCHANGE PRIVILEGE CHANGES/WAIVER. The Fund may terminate or modify (temporarily or permanently) this exchange privilege in the future. You will receive 60 days' notice of any material changes, unless otherwise provided by law.

OTHER FUNDS' EXCHANGE PRIVILEGES. If there is a conflict between the exchange privileges of two funds involved in an exchange transaction, the stricter policy will apply to the transaction. Other Franklin Templeton funds may have different exchange restrictions. Check each fund's prospectus for details.


Please refer to "Transaction Procedures and Special Requirements" for other important information on how to exchange Common Shares.

MARKET TIMING TRADING POLICY


MARKET TIMING GENERALLY. The advantages of market timing generally accrue from trading into and out of a fund in a short time period. Open-end funds, which issue shares that may be purchased and redeemed each business day, allow for the timing of such trading to a much greater extent than closed-end funds, whose shares are not redeemable and may be repurchased only in limited circumstances. Consequently, as a closed-end fund, the Fund is less likely to encounter market timing for its Common Shares than are other Franklin Templeton funds that are open-end funds. The ability of shareholders of the Fund to engage in market timing with respect to Common Shares of the Fund is very limited because shareholders may have their Common Shares repurchased by the Fund only on the four days a year that are the dates of the quarterly Repurchase Request Deadlines. These dates are selected by the Fund's Board of Trustees, which further prevents the shareholders from timing when they have their Common Shares repurchased. The Fund, however, has adopted the market-timing trading policy described in this section to correspond to the market timing policy of the other Franklin Templeton funds (most of which are open-end funds) that engage in continuous offerings of their shares, particularly with respect to exchanges of shares. This policy, however, has more limited applicability to the Fund.

The Fund discourages short-term or excessive trading, often referred to as "market timing," and intends to seek to restrict or reject such trading or take other action, as described below, if in the judgment of the Fund manager or transfer agent such trading may interfere with the efficient management of the Fund's portfolio, may materially increase the Fund's transaction costs, administrative costs or taxes, or may otherwise be detrimental to the interests of the Fund and its shareholders.

MARKET TIMING CONSEQUENCES. If information regarding your trading activity in this Fund or in any other Franklin Templeton fund or non-Franklin Templeton fund is brought to the attention of the Fund's manager or the Fund's transfer agent and based on that information the Fund or its agents in their sole discretion conclude that your trading may be detrimental to the Fund as described in this Market Timing Trading policy, the Fund may temporarily or permanently bar your future purchases into the Fund or, alternatively, may limit the amount, number or frequency of any future purchases and/or the method by which you may request future purchases and repurchases (including purchases and/or repurchases by an exchange or transfer between the Fund and any other mutual fund).

In considering an investor's trading activity, the Fund may consider, among other factors, the investor's trading history both directly and, if known, through financial intermediaries, in the Fund, in other Franklin Templeton funds, in non-Franklin Templeton mutual funds, or in accounts under common control or ownership.

MARKET TIMING THROUGH FINANCIAL INTERMEDIARIES. You are an investor subject to this policy whether you are a direct shareholder of the Fund or you are investing indirectly in the Fund through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment advisor, an administrator or trustee of an IRS recognized tax-deferred savings plan such as a 401(k) retirement plan and a 529 college savings plan that maintains an Omnibus Account with the Fund for trading on behalf of its customers.

While the Fund will encourage financial intermediaries to apply the Fund's market timing trading policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce the Fund's market timing trading policy with respect to customers of financial intermediaries. For example, should it occur, the Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the Omnibus Accounts used by those intermediaries for aggregated purchases, exchanges and repurchases on behalf of all their customers. More specifically, unless the financial intermediaries have the ability to apply the Fund's market timing trading policy to their customers (for example, participants in a 401(k) retirement plan) through such methods as implementing short-term trading limitations or restrictions, assessing the Fund's repurchase fee and monitoring trading activity for what might be market timing, the Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Fund's market timing trading policy.

RISKS FROM MARKET TIMERS. As described above, the Fund, as a closed-end fund, is less likely than open-end funds to encounter market timing trading and the related risks. For the Fund, market timing trading by purchasing Common Shares and then having them repurchased in a short period is limited to the few days before the Repurchase Request Deadline for each of the quarterly Repurchase Offers. Market timing by having Fund Common Share purchased and then purchasing Common Shares in a short period is limited to the few days after the Repurchase Request Deadline for each of the quarterly Repurchase Offers. This limited ability to engage in short-term or excessive trading limits the following risks to the Fund from market timers.

Depending on various factors, including the size of the Fund, the amount of assets the portfolio manager typically maintains in cash or cash equivalents and the dollar amount and number and frequency of trades, short-term or excessive trading may interfere with the efficient management of the Fund's portfolio, increase the Fund's transaction costs, administrative costs and taxes and/or impact Fund performance.

In addition, if the nature of the Fund's portfolio holdings expose the Fund to investors who engage in the type of market timing trading that seeks to take advantage of possible delays between the change in the value of a mutual fund's portfolio holdings and the reflection of the change in the net asset value of the fund's shares, sometimes referred to as "arbitrage market timing," there is the possibility that such trading, under certain circumstances, may dilute the value of Common Shares if shareholders requesting repurchases receive proceeds (and buying shareholders receive shares) based upon net asset values which do not reflect appropriate fair value prices. Arbitrage market timers may seek to exploit possible delays between the change in the value of a mutual fund's portfolio holdings and the net asset value of the fund's shares in funds that hold significant investments in foreign securities because certain foreign markets close several hours ahead of the U.S. markets, and in funds that hold significant investments in small-cap securities, high-yield (junk) bonds and other types of investments which may not be frequently traded.

Although the risk of market timing to the Fund is much less than that for open funds, as described above, the Fund is currently using several methods to reduce the risk of market timing. These methods include:

o committing staff to selectively review on a continuing basis recent trading activity in order to identify trading activity that may be contrary to this market timing trading policy; and

o  assessing a repurchase fee for short-term trading

Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund's shareholders. There is no assurance that the Fund or its agents will gain access to any or all information necessary to detect market timing in Omnibus Accounts. While the Fund will seek to take actions (directly and with the assistance of financial intermediaries) that will detect market timing, the Fund cannot represent that such trading activity can be completely eliminated.

REVOCATION OF MARKET TIMING TRADES. Transactions placed in violation of the Fund's market timing trading policy are not necessarily deemed accepted by the Fund and may be cancelled or revoked by the Fund on the next business day following receipt by the Fund.

REDEMPTION (REPURCHASE) FEE

REPURCHASE FEE ASSESSMENT. A short-term trading repurchase fee may be assessed on any Common Shares in a Fund account that are sold (by repurchase, whether voluntary or involuntary, or exchange) within five (5) New York Stock Exchange trading days following their purchase date. This repurchase fee will equal 2% of the amount repurchased (using standard rounding criteria) and Common Shares held the longest will be treated as being repurchased first and Common Shares held shortest as being repurchased last. The repurchase fee may be collected by deduction from the repurchase proceeds or, if assessed after the repurchase transaction, by billing you. The repurchase fee will be applicable only to Common Shares of the Fund that are purchased during the five trading days prior to each Repurchase Request Deadline, as it is not possible to have Common Shares repurchased by the Fund within five trading days of their purchase except during that limited period each quarter.

This repurchase fee is imposed to discourage short-term trading and is paid to the Fund to help offset any cost associated with such short-term trading. This repurchase fee is not intended to accommodate short-term trading and the Fund will monitor the assessment of repurchase fees against your account. Based on the frequency of repurchase fees assessed against your account in the Fund and/or in your other Franklin Templeton fund accounts, the Fund manager or transfer agent may in its sole discretion determine that your trading activity may be detrimental to the Fund as described in the Fund's "Market Timing Trading Policy" section and elect to (i) reject or limit the amount, number, frequency or method for requesting future purchases into the Fund and/or (ii) reject or limit the amount, number, frequency or method for requesting future exchanges or repurchases out of the Fund.

REPURCHASES THROUGH FINANCIAL INTERMEDIARIES. You are an investor subject to this 2% short-term trading repurchase fee whether you are a direct shareholder of the Fund or you are investing indirectly in the Fund through a financial intermediary such as a broker-dealer, a bank, an insurance company separate account, an investment advisor, an administrator or trustee of an IRS recognized tax-deferred savings plan such as a 401(k) retirement plan and a 529 college savings plan that maintains an Omnibus Account with the Fund for trading on behalf of its customers. Currently, only certain intermediaries have the ability to collect the Fund's repurchase fee on the Fund's behalf from their customers' accounts. Even in the case of these intermediaries who are collecting the repurchase fee, due to policy, operational and/or systems' requirements and limitations, these intermediaries may use criteria and methods for tracking, applying and/or calculating the fee that may differ in some respects from that of the Fund. The Fund will continue to encourage all financial intermediaries to develop the capability to begin assessing the repurchase fee from their customers who invest in the Fund. If you are investing in Common Shares through a financial intermediary, you should contact your financial intermediary (or, in the case of a 401(k) retirement plan, your plan sponsor) for more information on any differences in how the repurchase fee is applied to your investments in the Fund.

WAIVER/EXCEPTIONS/CHANGES. The Fund reserves the right to waive the repurchase fee at its discretion if the Fund's transfer agent believes such waiver is consistent with the best interests of the Fund and to the extent permitted or required by applicable law. The Fund's transfer agent may also, at its discretion and upon receipt of shareholder's written request, waive the repurchase fee because of a bona-fide and unanticipated financial emergency. The repurchase fee does not apply to redemptions by other mutual funds, Omnibus Account owners and certain comprehensive fee programs where investment instructions are given at the firm level of Fund approved broker-dealers on behalf of their clients invested in Franklin Templeton funds. In addition, the Fund reserves the right to modify or eliminate the repurchase fee or waivers at any time. You will receive 60 days' notice of any material changes, unless otherwise provided by law.

LIMITATIONS ON COLLECTION. Currently, the Fund is very limited in its ability to ensure that the repurchase fee is assessed by financial intermediaries on behalf of their customers. For example, where a financial intermediary is not able to determine if the repurchase fee applies and/or is not able to assess or collect the fee, or omits to collect the fee at the time of a repurchase, the Fund will not receive the repurchase fees. Further, if Common Shares are repurchased by a financial intermediary at the direction of its customer(s), the Fund may not know: (1) whether a repurchase fee is applicable; and/or (2) the identity of the customer who should pay the repurchase fee.

INVOLUNTARY REDEMPTIONS

The Fund reserves the right to close your account if the account value falls below the Fund's minimum account level, or you are deemed to engage in activities that are illegal (such as late trading) or otherwise believed to be detrimental to the Fund (such as market timing), to the fullest extent permitted by law.


DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS

The Fund declares dividends from its net investment income. The Fund's net investment income is reduced by interest on the Fund's borrowings, and dividends or interest on any senior securities issued by the Fund. Dividends are declared daily (on business days) and paid monthly to holders of Common Shares. Capital gains, if any, are distributed at least annually to shareholders, usually in December. Common Shares accrue dividends beginning the day after we receive your money or settlement of a wire trade for purchase of shares, whichever is later, and continues to accrue until your request that the Fund repurchase your shares is processed after the Repurchase Request Deadline.

Under the 1940 Act, the Fund may not incur indebtedness unless the Fund has asset coverage of at least 300% of the aggregate outstanding indebtedness immediately after the borrowing. Also, the Fund may not declare any dividend or other distribution on any class of its capital stock or purchase any of its capital stock, unless the Fund has, at the time of either the declaration or the purchase, asset coverage of at least 300% of the aggregate indebtedness, after deducting the amount of the distribution or purchase price, as applicable. This latter limitation - and a limitation on the Fund's ability to declare cash dividends or other distributions on Common Shares while any shares of preferred stock are outstanding - may impair the Fund's ability to maintain its qualification for taxation as a regulated investment company. See "What Are the Risks of Investing in the Fund? - Effects of Borrowing and Leverage" and "How Taxation Affects the Fund and Its Shareholders."

Dividend payments are not guaranteed, are subject to the Board's discretion and may vary with each payment. THE FUND DOES NOT PAY "INTEREST" OR GUARANTEE ANY FIXED RATE OF RETURN ON AN INVESTMENT IN ITS SHARES.

If you buy Common Shares shortly before the Fund deducts a capital gain distribution from its Net Asset Value, please keep in mind that you may receive a portion of the price you paid back in the form of a taxable distribution.

Dividends and other distributions will be taxable to shareholders whether they are reinvested in Common Shares or received in cash. See "How Taxation Affects the Fund and Its Shareholders."

DISTRIBUTION OPTIONS

You may receive your distributions from the Fund in any of these ways:

1. BUY ADDITIONAL COMMON SHARES OF THE FUND - You may buy additional Common Shares of the Fund (without imposition of an Early Withdrawal Charge) by reinvesting capital gain distributions, or both dividend and capital gain distributions. This is a convenient way to accumulate additional Common Shares and maintain or increase your earnings base.

2. BUY CLASS A SHARES OF OTHER FRANKLIN TEMPLETON FUNDS - You may direct your distributions to buy Class A shares of another Franklin Templeton fund (without a sales charge or imposition of a Contingent Deferred Sales Charge). Many shareholders find this a convenient way to diversify their investments. Please note that distributions may only be directed to an existing account.

3. RECEIVE DISTRIBUTIONS IN CASH - You may receive dividends, or both dividend and capital gain distributions in cash. If you have the money sent to another person or to a checking or savings account, you may need a signature guarantee. If you send the money to a checking or savings account, please see "Electronic Fund Transfers" under "Services to Help You Manage Your Account."

TO SELECT ONE OF THESE OPTIONS, PLEASE COMPLETE SECTION 3 OF THE ACCOUNT APPLICATION OR TELL YOUR INVESTMENT REPRESENTATIVE WHICH OPTION YOU PREFER. IF YOU DO NOT SELECT AN OPTION, WE WILL AUTOMATICALLY REINVEST DIVIDEND AND CAPITAL GAIN DISTRIBUTIONS IN COMMON SHARES OF THE FUND. You may change your distribution option at any time by notifying us by mail or phone. Please allow at least seven days before the reinvestment date for us to process the new option. For Bank and Trust retirement plans, special forms are required to receive distributions in cash.

HOW TAXATION AFFECTS THE FUND AND ITS SHAREHOLDERS

DIVIDEND INCOME. Under the 2003 Tax Act, certain dividend income paid to you by the Fund will be subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal rate brackets). In general, income dividends from dividends received by the Fund after December 31, 2002 from domestic corporations and qualified foreign corporations will be permitted this favored federal tax treatment. Income dividends from interest earned by the Fund on debt securities and dividends received from unqualified foreign corporations will continue to be taxed at the higher ordinary income tax rates.

After the close of each calendar year, the Fund will designate the portion of its ordinary dividend income that meets the definition of qualified dividend income (subject to reduced rates of taxation). Because the Fund's has a substantial percentage of its investment assets in debt securities, it is anticipated that this percentage of qualified dividend income will be small.

LONG-TERM CAPITAL GAINS. Capital gain distributions paid to you by the Fund from the sale of portfolio securities after May 5, 2003 and any net long-term capital gain you realize from the sale of Fund shares after this date also will qualify for the 15% tax rate (5% for individuals in the 10% and 15% federal rate brackets).

ANNUAL STATEMENTS The Fund will track its portfolio investments to determine which distributions qualify for these reduced rates and will provide you with this information, together with other information on the tax status of your distributions, shortly after the end of the calendar year. Distributions declared in December but paid in January are taxable as if they were paid in December.

TAX CONSIDERATIONS


In general, if you are a taxable investor, Fund distributions are taxable to you at either ordinary income or capital gains tax rates. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. Fund distributions of short-term capital gains are taxable to you as ordinary income. Fund distributions of long-term capital gains are taxable as long-term capital gains no matter how long you have owned your shares. Long-term capital gain distributions qualify for the 15% tax rate (5% for individuals in the 10% and 15% federal rate brackets). A portion of the income dividends paid to you may be qualified dividends eligible for taxation by individuals at long-term capital gain rates, so long as you meet certain holding period requirements.

ANNUAL STATEMENTS. Every January, you will receive a statement that shows the tax status of distributions you received the previous year, including the amount of any qualified dividend income subject to tax at capital gains rates and, for non-U.S. investors, the amount of your ordinary dividends that have been exempt from non-resident alien withholding taxes because they are interest-related or short-term capital gain dividends. (See the discussion below for non-U.S. investors.) Distributions declared in December but paid in January are taxable as if they were paid in December.

SALES OF FUND SHARES. When you sell your shares in the Fund, you may realize a capital gain or loss. For tax purposes, an exchange of your Fund shares for shares of a different Franklin Templeton fund is the same as a sale, and will normally generate a gain or loss that will be reported to you in your year-end tax information.

NON-U.S. INVESTORS. The United States imposes a withholding tax (at a 30% or lower treaty rate) on all Fund dividends of ordinary income. Capital gain dividends paid by the Fund from its net long-term capital gains are generally exempt from this withholding tax. The American Jobs Creation Act of 2004 (the 2004 Tax Act) amends these withholding tax provisions to exempt most dividends paid by the Fund from interest income and short-term capital gains to the extent such income and gains would be exempt if earned directly by the non-U.S. investor.

Under the new law, ordinary dividends designated as short-term capital gain dividends and interest-related dividends designated as a payment out of qualified interest income will not be subject to a U.S. withholding tax. These exemptions from withholding are effective for the Fund's distributions of income earned in its fiscal year beginning August 1, 2005 and ending with its fiscal year ending on July 31, 2008.

The 2004 Tax Act also provides a partial exemption from U.S. estate tax for shares in the Fund held by the estate of a non-U.S. decedent. The amount treated as exempt is based on the proportion of assets in the Fund at the end of the quarter immediately preceding the decedent's death that would be exempt if held directly by the non-U.S. investor. This provision applies to decedents dying after December 31, 2004 and before January 1, 2008.

BACKUP WITHHOLDING. If you do not provide the Fund with your proper taxpayer identification number and certain required certifications, you may be subject to backup withholding at a rate of 28% on any distributions of income, capital gains or proceeds from the sale of your shares. The Fund also must withhold if the IRS instructs it to do so.

Special U.S. tax certification requirements apply to non-U.S. investors. Non-U.S. investors who fail to meet these certification requirements will be subject to backup withholding on any dividends, distributions and redemption proceeds received from the Fund, including withholding on any interest-related dividends and short-term capital gain dividends during the exemption period discussed above. See the detailed information for non-U.S. investors contained in the section on DISTRIBUTIONS AND TAXES in the Statement of Additional Information, or contact Franklin Templeton Investments at 1-800-DIAL BEN(R) for more information on these requirements.

ELECTION TO BE TAXED AS A REGULATED INVESTMENT COMPANY The Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (Code). It has qualified as a regulated investment company for its most recent fiscal year, and intends to continue to qualify during the current fiscal year. To remain qualified, it must meet certain qualification tests as specified by the Code, including distributing at least 90% of its fiscal year income. The Fund's limitation on its ability to declare and pay cash dividends and other distributions on its Common Shares may impair its ability to maintain its qualification as a regulated investment company. As a regulated investment company, the Fund generally pays no federal income tax on the income and gains it distributes to you. If the Fund were no longer qualified, it would be subject to federal, and possibly state, corporate taxes on its taxable income and gains, and distributions to you would be taxed as dividend income to the extent of the Fund's earnings and profits.


EXCISE TAX DISTRIBUTION REQUIREMENTS To avoid federal excise taxes, the Code requires the Fund to distribute to you by December 31 of each year, at a minimum, the following amounts:

o  98% of its taxable ordinary income earned during the calendar year;

o 98% of its capital gain net income earned during the twelve month period ending October 31; and

o 100% of any undistributed amounts of these categories of income or gain from the prior year.


While the Fund intends to declare and pay these distributions in December (or to pay them in January, in which case you must treat them as received in December), it can give no assurances that its distributions will be sufficient to eliminate all taxes. The Fund's limitation on its ability to declare and pay cash dividends and other distributions on its Common Shares may impair its ability to avoid these federal excise taxes.

SALES OF FUND SHARES A tender of your Common Shares for repurchase or exchange will be a taxable transaction for federal and state income tax purposes. In general, the transaction will be treated as a sale or exchange of your Common Shares, if the repurchase or exchange a)completely terminates your interest in the Fund, b) is a distribution that is "substantially disproportionate," or c)is treated as a distribution that is "not essentially equivalent to a dividend." A complete termination of a shareholder's interest generally requires that the shareholder dispose of all Common Shares directly owned or attributed to him or her. A "substantially disproportionate" distribution generally requires a reduction of more than 20% in the shareholders' proportionate interest in the Fund after all Common Shares are tendered. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the shareholder's interest, which should be the case if the shareholder has a minimal interest in the Fund, exercises no control over Fund affairs, and suffers a reduction in his or her proportionate interest. If, however, a tender of less than all of your Common Shares does not qualify for sale or exchange treatment, the purchase proceeds may be treated as a deemed dividend distribution.

The Fund intends to take the position that tendering shareholders will qualify for sale or exchange treatment. If the transaction is treated as a sale or exchange for tax purposes, any gain or loss recognized would be treated as a capital gain or loss by shareholders who hold their Common Shares as a capital asset. The individual tax rate on any gain from a tender of your Common Shares for repurchase or exchange will depend on your marginal tax rate and on how long you have held your Common Shares.

If the transaction is not treated as a sale or exchange, the amount received upon a tender of Common Shares may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and your tax basis in your Common Shares. There is also a risk that non-tendering shareholders may be considered to have received a deemed distribution that may be a taxable dividend in whole or in part.

OTHER TAX INFORMATION. Fund distributions and gains from the sale of your Common Shares generally are subject to state and local taxes. You should consult your tax advisor about the federal, state, local or foreign tax consequences of your investment in the Fund.

DESCRIPTION OF COMMON SHARES

The Fund is authorized to issue an unlimited number of its shares of beneficial interest, the Common Shares. The Fund's Common Shares may be offered in multiple classes. Although the Board does not currently intend to do so, it may classify and reclassify any unissued Common Shares at any time. For example, the Board is permitted, subject to shareholder approval where applicable, to set or change the preferences, conversion or other rights, voting powers, restrictions, dividend limitations or terms and conditions of repurchase of the Fund's Common Shares. The description of Common Shares and the discussion under "Certain Anti-Takeover Provisions of the Declaration of Trust" below are subject to the terms of the Trust's Declaration of Trust and Bylaws.

COMMON SHARES

Common Shares do not have preemptive, conversion, exchange or redemption rights. Each Common Share has equal voting, dividend, distribution and liquidation rights. Both the outstanding Common Shares (i.e., the Common Shares issued prior to the date of this prospectus) and the Common Shares offered and sold pursuant to this prospectus (once they are issued) are fully paid and nonassessable. Shareholders are entitled to one vote per share.


The Fund has noncumulative voting rights. This gives holders of more than 50% of the Common Shares voting the ability to elect all of the members of the Board. If this happens, holders of the remaining Common Shares voting will not be able to elect anyone to the Board.

The Board has approved the offering of Common Shares that are being offered by this prospectus. The 1940 Act requires that Common Shares be sold at a price equal to the then-current Net Asset Value (not including underwriting discounts and commissions, which do not apply to the Common Shares). There are exceptions to this requirement, such as an offering to existing shareholders or if a majority of the holders of the Fund's outstanding securities approve it. Common Shares will usually be held in book-entry form. However, a shareholder may request physical share certificates by writing to the Fund. See "Transaction Procedures and Special Requirements - Share Certificates" below.

CERTAIN ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that limit (i) the ability of other entities or persons to acquire control of the Fund and (ii) the Fund's freedom to engage in certain transactions. These terms may be regarded as "anti-takeover" provisions. Under Delaware law and the Declaration of Trust, the affirmative vote of the holders of at least a majority of the Common Shares entitled to be cast is required to approve the Fund's consolidation with another business entity, a merger of the Fund with or into another business trust, a statutory share exchange and the dissolution of the Fund. In addition, the affirmative vote of the holders of at least 66 2/3% (which is higher than the vote required under Delaware law or the 1940 Act) of the Fund's outstanding Common Shares is required generally to authorize any of the following transactions:

o merger, consolidation or statutory share exchange of the Fund with or into any other business trust;

o issuance of any securities of the Fund to any person or entity for cash;

o sale, lease or exchange of all or any substantial part of the Fund's assets to any entity or person (except assets having an aggregate market value of less than $1,000,000); or

o sale, lease or exchange to the Fund, in exchange for Fund securities, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000).

However, this type of vote is not required when, under certain conditions, the Board approves the transaction. Although in certain cases involving merger, consolidation or statutory share exchange, the affirmative vote of the holders of a majority of the Fund's outstanding Common Shares would nevertheless be required. The Declaration of Trust is on file with the SEC and you may request a copy from the SEC for a more detailed explanation of these terms.

The provisions of the Declaration of Trust described above and the Fund's right to make a Repurchase Offer for its Common Shares may deprive shareholders of opportunities to sell their Common Shares at a premium over Net Asset Value. This is because a third party will be discouraged from attempting to obtain control of the Fund by making a Repurchase offer for shares of the Trust or similar transaction. The overall impact of these provisions is to reduce the possibility of a merger or of a shareholder that is the beneficial owner of more than 5% of the outstanding shares of the Fund assuming control of the Fund either directly or indirectly through affiliates. These terms, at the same time, present advantages. The provisions likely will require persons seeking control of the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund's management, investment goal and policies. The Board has considered these anti-takeover provisions and concluded that they are in the best interest of the Fund and its shareholders.

NET ASSET VALUE AND SHARES OUTSTANDING

The following table sets forth, for each of the Fund's fiscal quarters ending on the dates set forth below during the two most recent fiscal years of the Fund and since the beginning of the current fiscal year, the high and low Net Asset Value per share for Common Shares during the periods:



-------------------------------------------------------
QUARTERLY PERIOD ENDING          HIGH            LOW
-------------------------------------------------------
October 31, 2001                 $ 9.28       $ 8.74
-------------------------------------------------------
January 31, 2002                 $ 8.94       $ 8.69
-------------------------------------------------------
April 30, 2002                   $ 8.84       $ 8.65
-------------------------------------------------------
July 30, 2002                    $ 8.82       $ 8.31
-------------------------------------------------------
October 31, 2002                 $ 8.28       $ 8.01
-------------------------------------------------------
January 31, 2003                 $ 8.16       $ 8.00
-------------------------------------------------------
April 30, 2003                   $ 8.23       $ 8.13
-------------------------------------------------------
July 31,   2003                   $ 8.44       $ 8.23
-------------------------------------------------------
October 31, 2003                 $ 8.63       $ 8.41
-------------------------------------------------------
January 31, 2004                  $ 8.83        $ 8.64
-------------------------------------------------------
April 30, 2004                    $ 8.97        $ 8.82
-------------------------------------------------------
July 31, 2004                     $ 8.98        $ 8.93
-------------------------------------------------------
October 31, 2004                  $ 8.98        $ 8.96
-------------------------------------------------------

As of November 4, 2004, the Net Asset Value per share for Common Shares was
$8.97.

The following table sets forth certain information with respect to Common Shares as of November 4, 2004:


                                      (3)                       (4)
                      (2)           AMOUNT HELD          AMOUNT OUTSTANDING
      (1)           AMOUNT          BY FUND              EXCLUSIVE OF AMOUNT
TITLE OF CLASS      AUTHORIZED      FOR OWN ACCOUNT      SHOWN UNDER (3)
-------------------------------------------------------------------------------
Common Shares of    Unlimited       N/A                  144,308,029
beneficial interest



TRANSACTION PROCEDURES AND SPECIAL REQUIREMENTS

SHARE PRICE

You buy Common Shares at the Net Asset Value per share. The Net Asset Value we use when you buy Common Shares is the one next calculated after we receive your purchase request in proper form. If you buy Common Shares through your Securities Dealer, however, we will use the Net Asset Value next calculated after your Securities Dealer receives your request, which is promptly transmitted to the Fund. The Net Asset Value we use when you tender Common Shares for repurchase by the Fund is the Net Asset Value per share determined as of the close of the NYSE on the Repurchase Pricing Date.

Neither Distributors nor Securities Dealers are permitted to withhold placing orders to benefit themselves by a price change. Distributors is required to advise the Fund promptly of all purchase orders and cause payments for Common Shares to be delivered promptly to the Fund.

HOW AND WHEN SHARES ARE PRICED

The Fund is open for business each day the NYSE is open. We determine the Net Asset Value per share as of the close of the NYSE, normally 1:00 p.m. Pacific time.

To calculate Net Asset Value per share, the Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of Common Shares outstanding. The Fund's assets are valued as described under "How Are Common Shares Valued?" in the SAI.

WRITTEN INSTRUCTIONS

Written instructions must be signed by all registered owners. To avoid any delay in processing your transaction, they should include:

o   Your name,

o   The Fund's name,

o   A description of the request,

o   For exchanges, the name of the fund you are exchanging into,

o   Your account number,

o   The dollar amount or number of Common Shares, and

o A telephone number where we may reach you during the day, or in the evening if preferred.

REPURCHASE OFFERS-TELEPHONE INSTRUCTIONS

Generally, in a Repurchase Offer, requests to tender Common Shares with a value of $100,000 or less can be made over the phone (1-800-632-2301) provided that you do not hold share certificates and you have not changed your address by phone or online within the last 15 days. You may not tender over the phone more than $100,000 in Common Shares during any single Repurchase Offer period. If your shares are held in street or nominee name, please contact your Securities Dealer to tender your Common Shares by telephone. Otherwise, written instructions with respect to your tender of Common Shares in a Repurchase Offer must be completed in the manner described, and on the appropriate forms included, in the notification to shareholders of the Repurchase Offer.

If you qualify for a waiver from the Early Withdrawal Charge, please notify our representative when you request to tender Common Shares over the phone. If you do not indicate that you qualify for this waiver, the Fund cannot guarantee that you will receive the waiver.

SIGNATURE GUARANTEES

For our mutual protection, we require a signature guarantee in the following situations:

1.  You wish to sell over $100,000 worth of Common Shares,

2. You want the proceeds to be paid to someone other than the registered owners,

3. The proceeds are not being sent to the address of record, preauthorized bank account, or preauthorized brokerage firm account,

4.  We receive instructions from an agent, not the registered owners,

5. We believe a signature guarantee would protect us against potential claims based on the instructions received.

A signature guarantee verifies the authenticity of your signature. You should be able to obtain a signature guarantee from a bank, broker, credit union, savings association, clearing agency, or securities exchange or association. A NOTARIZED SIGNATURE IS NOT SUFFICIENT.


The amount may be higher for members of the Valued Investors Program. Please see page 92 for more information regarding eligibility.


SHARE CERTIFICATES

We will credit your Common Shares to your Fund account. We do not issue share certificates unless you specifically request them. This eliminates the costly problem of replacing lost, stolen or destroyed certificates. If a certificate is lost, stolen or destroyed, you may have to pay an insurance premium of up to 2% of the value of the certificate to replace it.

Any outstanding share certificates must be returned to the Fund if you want to sell or exchange the Common Shares. The certificates should be properly endorsed. You can do this either by signing the back of the certificate or by completing a share assignment form. For your protection, you may prefer to complete a share assignment form and to send the certificate and assignment form in separate envelopes.

ACCOUNT REGISTRATIONS AND REQUIRED DOCUMENTS

When you open an account, we need you to tell us how you want your Common Shares registered. How you register your account will affect your ownership rights and ability to make certain transactions. If you have questions about how to register your account, you should consult your investment representative or legal advisor. Please keep the following information in mind when registering your account.


JOINT ACCOUNTS. Unless you specify a different registration, Common Shares issued to two or more owners are registered as "joint tenants with rights of survivorship" (shown as "Jt Ten" on your account statement). To make any ownership changes to jointly owned Common Shares, or to sever a joint tenancy in jointly owned Common Shares, all owners must agree in writing.


GIFTS AND TRANSFERS TO MINORS. You may set up a custodial account for a minor under your state's Uniform Gifts/Transfers to Minors Act. Other than this form of registration, a minor may not be named as an account owner.

TRUSTS. You should register your account as a trust only if you have a valid written trust document. This avoids future disputes or possible court action over who owns the account.

REQUIRED DOCUMENTS. For corporate, partnership and trust accounts, please send us the following documents when you open your account. This will help avoid delays in processing your transactions while we verify who may sign on the account.

TYPE OF ACCOUNT       DOCUMENTS REQUIRED
----------------------------------------------------------------------
CORPORATION           Corporate Resolution
----------------------------------------------------------------------
PARTNERSHIP           1.  The pages from the partnership agreement
                          that identify the general partners, or

                      2.  A certification for a partnership agreement
----------------------------------------------------------------------
TRUST                 1.  The pages from the trust document that
                          identify the trustees, or

                      2.  A certification for trust
----------------------------------------------------------------------

STREET OR NOMINEE ACCOUNTS. If you have Common Shares held in a "street" or "nominee" name account with your Securities Dealer, you may transfer the Common Shares to the street or nominee name account of another Securities Dealer. Both dealers must have an agreement with Distributors or we cannot process the transfer. Contact your Securities Dealer to initiate the transfer. We will process the transfer after we receive authorization in proper form from your delivering Securities Dealer. Accounts may be transferred electronically through the NSCC. For accounts registered in street or nominee name, we may take instructions directly from the Securities Dealer or your nominee.

IMPORTANT INFORMATION IF YOU HAVE AN INVESTMENT REPRESENTATIVE

If there is a dealer or other representative of record on your account, he or she will be able to obtain your account information, conduct transactions for your account, and also will receive copies of all notifications and statements and other information about your account directly from the Fund.

SERVICES TO HELP YOU MANAGE YOUR ACCOUNT

AUTOMATIC INVESTMENT PLAN

This plan offers a convenient way for you to invest in the Fund by automatically transferring money from your checking or savings account each month to buy Common Shares. To sign up, visit us online at franklintempleton.com or complete the appropriate section of your account application and mail it to Investor Services. If you are opening a new account, please include the minimum initial investment of $50 with your application.

AUTOMATIC PAYROLL DEDUCTION

You may invest in the Fund automatically by transferring money from your paycheck to the Fund by electronic funds transfer. If you are interested, indicate on your application that you would like to receive an Automatic Payroll Deduction Program kit.

CUMULATIVE QUANTITY DISCOUNTS

You may include the cost or current value (whichever is higher) of your Common Shares when determining if you may buy Class A shares of another Franklin Templeton fund at a discount. You also may include the cost or current value (whichever is higher) of your Common Shares towards the completion of a Letter of Intent established in connection with the purchase of Class A shares of another Franklin Templeton fund at a discount.

ELECTRONIC FUND TRANSFERS

You may choose to have dividend and capital gain distributions from the Fund sent directly to a checking or savings account. If the account is with a bank that is a member of the Automated Clearing House, the payments may be made automatically by electronic funds transfer. If you choose this option, please allow at least fifteen days for initial processing. We will send any payments made during that time to the address of record on your account.


VALUED INVESTOR PROGRAM

You may be eligible for the Valued Investor Program (VIP) if the total combined value of Franklin Templeton fund shares held directly with the funds in your name or the name of a legal entity over which you have exclusive control, in the name of your spouse, and in the names of your children or grandchildren who are under the age of 21 exceeds $250,000. Franklin Templeton VIP shareholders enjoy enhanced service and transaction capabilities. Please contact Shareholder Services at 1-800/632-2301 for additional information on this program.


AUTOMATED TELEPHONE SYSTEM

Our automated system offers around-the-clock access to information about your account or any Franklin Templeton fund. This service is available by dialing any of the following numbers from a touch-tone phone:

---------------------------------------------
Shareholder Services           1-800/632-2301
---------------------------------------------
Advisor Services               1-800/524-4040
---------------------------------------------
Retirement Services            1-800/527-2020
---------------------------------------------

STATEMENTS, REPORTS AND PROSPECTUSES TO SHAREHOLDERS

We will send you the following statements, reports and prospectuses on a regular basis:

o Statements reflecting transactions in your account, including additional purchases and dividend reinvestments. PLEASE VERIFY THE ACCURACY OF YOUR STATEMENTS WHEN YOU RECEIVE THEM.

o You also will receive the Fund's financial reports every six months as well as an annual updated prospectus. To reduce Fund expenses, we try to identify related shareholders in a household and send only one copy of the financial reports and prospectus. This process, called "householding," will continue indefinitely unless you instruct us otherwise. If you prefer not to have these documents householded, please call us at 1-800/632-2301. At any time you may view current prospectuses and financial reports on our website.

    If you choose, you may receive your statements, financial reports and prospectuses through electronic delivery (please see "Telephone/Online Privileges" below).

TELEPHONE/ONLINE PRIVILEGES


You will automatically receive telephone/online privileges when you open your account, allowing you to obtain or view your account information, and conduct a number of transactions by phone or online, including: buy, sell, or exchange shares in connection with a Repurchase Offer; use electronic funds transfer to buy or sell shares of most funds; change your address; and, add or change account services (including distribution options, and automatic investment plans).


To view your account information or request online transactions, you will first need to register for these services at the shareholder section of our website at franklintempleton.com. You will be asked to accept the terms of an online agreement(s) and establish a password for online services. If you are registered for online services, you may enroll online in Franklin Templeton's electronic delivery program for your shareholder documents. This will allow you to receive electronic delivery (through our website) of most funds' prospectuses, annual/semiannual reports to shareholders, and proxy statements, as well as your account(s) statements and trade confirmations, and discontinue receiving your paper copies through the U.S. mail. Using our shareholder website means you are consenting to sending and receiving personal financial information over the Internet, so you should be sure you are comfortable with the risks.

As long as we follow reasonable security procedures and act on instructions we reasonably believe are genuine, we will not be responsible for any losses that may occur from unauthorized requests. We will request passwords or other information, and also may record calls. To help safeguard your account, keep your password confidential and verify the accuracy of your confirmation statements immediately after you receive them. Contact us immediately if you believe someone has obtained unauthorized access to your account or password. For transactions done over the Internet, we recommend the use of an Internet browser with 128-bit encryption. Certain methods of contacting us (such as by phone or by Internet) may be unavailable or delayed during periods of unusual market activity. OF COURSE, YOU CAN DECLINE TELEPHONE BUY, SELL, OR EXCHANGE PRIVILEGES ON YOUR ACCOUNT APPLICATION, OR CHOOSE NOT TO REGISTER FOR ONLINE PRIVILEGES. IF YOU HAVE TELEPHONE/ONLINE PRIVILEGES ON YOUR ACCOUNT AND WANT TO DISCONTINUE THEM, PLEASE CONTACT US FOR INSTRUCTIONS. You may reinstate these privileges at any time in writing, including online registration with respect to online privileges.

NOTE: We discourage you from including confidential or sensitive information in any Internet communication to us. If you do choose to send email (encrypted or not) to us over the Internet, you are accepting the associated risks of lack of confidentiality.

The Fund may modify, suspend, or terminate telephone/online privileges at any time.

JOINT ACCOUNT RISK WITH TELEPHONE/ONLINE PRIVILEGES

You will automatically receive telephone/online privileges when you open your account. If your account has more than one registered owner, telephone/online privileges allow the Fund to accept online registration for online services (including electronic delivery of shareholder documents) and transaction instructions online or by telephone from only one registered owner. This means that ANY ONE REGISTERED OWNER ON YOUR ACCOUNT, ACTING ALONE AND WITHOUT THE CONSENT OF ANY OTHER REGISTERED owner, may give the Fund instructions by telephone, online or in writing (subject to any limitations in telephone or online privileges) to:

o Exchange shares from a jointly registered Fund account requiring all registered owner signatures into an identically registered money fund account that only requires one registered owner's signature to redeem shares;


o Sell Common Shares and direct the sale proceeds to a bank account that may or may not be owned by you and, if owned by you jointly with someone else, only requires one person to withdraw funds by check or otherwise;

o Add/Change the bank account to which Fund share sale proceeds may be sent, which bank account may not be owned by you;

o  Purchase Common Shares by debiting a bank account that may be owned by you;
   and


o Add/Change the bank account that may be debited for Fund share purchases, which new account may be owned by you.

If you do NOT want another registered owner on your account to be able to issue these kinds of instructions to the Fund without your consent, you must instruct the Fund to deny/terminate online privileges and the ability to issue such instructions by telephone so that these types of instructions will only be accepted in writing signed by all account owners. This decision will apply to any other fund into which you may exchange your jointly owned Fund shares. Any later decision to permit these types of instructions by telephone and/or online will need to be given to the Fund in a written instruction signed by all registered owners.




INSTITUTIONAL ACCOUNTS

Additional methods of buying Common Shares of the Fund may be available to institutional accounts. Institutional investors also may be required to complete an institutional account application. For more information, call Institutional Services.

AVAILABILITY OF THESE SERVICES

The services above are available to most shareholders. If, however, your Common Shares are held by a financial institution, in a street name account, or networked through the NSCC, the Fund may not be able to offer these services directly to you. Please contact your investment representative.


WHAT IF I HAVE QUESTIONS ABOUT MY ACCOUNT?

If you have any questions about your account, you may write to Investor Services at P.O. Box 997151, Sacramento, CA 95899-9983. The Fund, Distributors and the manager are located at One Franklin Parkway, P.O. Box 7777, San Mateo, CA 94403. You also may contact us by phone at one of the numbers listed below. For your protection and to help ensure we provide you with quality service, all calls may be monitored or recorded.



                         TELEPHONE         HOURS (PACIFIC TIME,
DEPARTMENT NAME          NUMBER            MONDAY THROUGH FRIDAY)
------------------------------------------------------------------------
Shareholder Services     1-800/632-2301    5:30 a.m. to 5:00 p.m.
------------------------------------------------------------------------
Fund Information         1-800/DIAL BEN(R) 5:30 a.m. to 5:00 p.m.
                        (1-800/342-5236)
------------------------------------------------------------------------
Retirement Services      1-800/527-2020    5:30 a.m. to 5:00 p.m.
------------------------------------------------------------------------
Advisor Services         1-800/524-4040    5:30 a.m. to 5:00 p.m.
------------------------------------------------------------------------
Institutional Services   1-800/321-8563    6:00 a.m. to 4:00 p.m.
------------------------------------------------------------------------
TDD (hearing impaired)   1-800/851-0637    5:30 a.m. to 5:00 p.m.
Automated Telephone      1-800/632-2301    (around-the-clock access)
System                   1-800/524-4040
                         1-800/527-2020
------------------------------------------------------------------------


ADDITIONAL GENERAL INFORMATION

LEGAL MATTERS. Certain legal matters in connection with the Common Shares offered by this prospectus will be passed on for the Fund by Stradley, Ronon, Stevens & Young, LLP.

FURTHER INFORMATION. Further information concerning Common Shares and the Fund may be found in the Fund's Registration Statement, filed electronically with the SEC.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


How Does the Fund Invest Its Assets?........................2

What Are the Risks of Investing in the Fund?................7

Investment Restrictions.....................................7

Officers and Trustees.......................................8

Proxy Voting Policies and Procedures.......................13

Investment Management and Other Services...................15

How Does the Fund Buy Securities for Its Portfolio?........17

How Do I Buy and Exchange Common Shares?...................18

How Are Common Shares Valued?..............................19

Additional Information on Distributions and Taxes..........20

The Fund's Underwriter.....................................24

How Does the Fund Measure Performance?.....................24

Miscellaneous Information..................................26

Financial Statements.......................................27

Useful Terms and Definitions...............................27


USEFUL TERMS AND DEFINITIONS

1940 ACT - The Investment Company Act of 1940, as amended. The 1940 Act governs the operations of the Fund.

AGENT BANK - A Lender that administers a Corporate Loan on behalf of all Lenders on a Corporate Loan. The Agent Bank typically is responsible for the collection of principal and interest and fee payments from the Borrower, and distributes these payments to the other Lenders. The Agent Bank is usually responsible for enforcing the terms of the Corporate Loan. The Agent Bank is compensated for these services.

ASSIGNMENT - An interest in a portion of a Corporate Loan. The purchaser of an Assignment steps into the shoes of the original Lender. An Assignment from a Lender gives the Fund the right to receive payments directly from the Borrower and to enforce its rights as a Lender directly against the Borrower.

BANK AND TRUST - Franklin Templeton Bank and Trust. Bank and Trust is an affiliate of Distributors and is a wholly owned subsidiary of Resources.

BOARD - The Board of Trustees of the Trust

BORROWER - A corporation that borrows money under a Corporate Loan or issues Corporate Debt Securities. The Borrower is obligated to make interest and principal payments to the Lender of a Corporate Loan or to the holder of a Corporate Debt Security.

CD - Certificate of deposit

CD RATE - The interest rate currently available on certificates of deposit

CLASS A, CLASS B, CLASS C, ADVISOR CLASS AND CLASS Z - Certain funds in the Franklin Templeton funds offer multiple classes of shares. The different classes have proportionate interests in the same portfolio of investment securities. They differ, however, primarily in their sales charge structures and Rule 12b-1 plans.

CODE - Internal Revenue Code of 1986, as amended

COMMON SHARES - Shares of beneficial interest in the Fund

CONTINGENT DEFERRED SALES CHARGE - A sales charge of 1% that may apply if you sell Class A shares of a Franklin Templeton fund within eighteen months.


CORPORATE DEBT SECURITIES - Obligations issued by corporations in return for investments by security holders. In exchange for their investment in the corporation, security holders receive income from the corporation and the return of their investments. The corporation typically pledges to the security holders collateral which will become the property of the security holders in case the corporation Defaults in paying interest or in repaying the amount of the investments to security holders.


CORPORATE LOAN - A loan made to a corporation. In return, the corporation makes payments of interest and principal to the Lenders. The corporation typically pledges collateral which becomes the property of the Lenders, in case the corporation Defaults in paying interest or principal on the loan. Corporate Loans include Assignments of Corporate Loans.

DECLARATION OF TRUST - The Agreement and Declaration of Trust of the Fund, which is the basic charter document of the Fund.

DEFAULT - Failure to pay an obligation that is owed. For example, a Borrower that has Defaulted on a Corporate Loan has failed to make interest or principal payments that were due to the Lender.

DISTRIBUTORS - Franklin/Templeton Distributors, Inc., the Fund's principal underwriter is a wholly owned subsidiary of Resources. The SAI lists the Fund's officers and Board members who are affiliated with Distributors. See "Officers and Trustees." Distributors is located at One Franklin Parkway, San Mateo, CA 94403-1906.

EARLY WITHDRAWAL CHARGE - A charge of 1% that may apply to Common Shares that have been held for less than twelve months and that are repurchased by the Fund in a Repurchase Offer. Certain waivers of this charge may apply.

ELIGIBLE GOVERNMENTAL AUTHORITY - Any state or local government or any instrumentality, department, authority or agency thereof that has determined the Fund is a legally permissible investment.

EQUITY SECURITIES - Securities which entitle the holder to participate in a company's general operating success or failure. Public trading for Equity Securities is typically a stock exchange but trading also can take place between broker-dealers. Equity Securities generally take the form of common stock or preferred stock.

FLOATING INTEREST RATE(S) - One of the following: (i) a variable interest rate which adjusts to a base interest rate, such as LIBOR or the CD Rate on set dates; or (ii) an interest rate that floats at a margin above a generally recognized base lending interest rate such as the Prime Rate of a designated U.S. bank.

FRANKLIN TEMPLETON FUNDS - The U.S. registered mutual funds in Franklin Templeton Investments except Franklin Templeton Variable Insurance Products Trust and Templeton Capital Accumulator Fund.

FRANKLIN TEMPLETON INVESTMENTS - All registered investment companies and other accounts managed by various subsidiaries of Franklin Resources, Inc., a publicly owned holding company


FT SERVICES - Franklin Templeton Services, LLC, the Fund's administrator

ILLIQUID - Illiquid property or securities cannot be sold within seven days, in the ordinary course of business, at approximately the valued price.

INTEREST COVERAGE RATIO - A ratio which is used to show how many times interest has been earned. This is of use particularly to long-term lenders. It is the sum of the pre-tax net income and interest expense, divided by the interest expense.

INTERMEDIATE PARTICIPANT - A Lender, Participant or Agent Bank interposed between the Fund and a Borrower, when the Fund invests in a Corporate Loan through a Participation Interest.

INVESTOR SERVICES - Franklin Templeton Investor Services, LLC, the Fund's shareholder servicing and transfer agent

IRS - Internal Revenue Service

LENDER - The party that loans money to a corporation under a Corporate Loan. A Corporate Loan in which the Fund may invest is often negotiated and structured by a group of Lenders. The Lenders typically consist of commercial banks, thrift institutions, insurance companies, finance companies or other financial institutions. The Fund acts as a Lender when it directly invests in a Corporate Loan or when it purchases an Assignment.

LEVERAGE RATIO - A ratio of a company's debt to equity. This ratio is commonly used by lenders to determine the amounts they are willing to lend to a borrower.

LIBOR - The London InterBank Offered Rate, the interest rate that the most creditworthy international banks charge each other for large loans.

MOODY'S - Moody's Investors Service

NET ASSET VALUE (NAV) - The net asset value of an investment company is determined by deducting the company's liabilities from the total assets of the company. The net asset value per share is determined by dividing the net asset value of the company by the number of shares outstanding.

NRSRO - A nationally recognized statistical rating organization, such as S&P or Moody's

NSCC - National Securities Clearing Corporation

NYSE - New York Stock Exchange

PRIME RATE - The interest rate charged by leading U.S. banks on loans to their most creditworthy customers

REPURCHASE OFFERS - The quarterly offers by the Fund to repurchase a designated percentage of the outstanding Common Shares owned by the Fund's shareholders. Once every two years the Board may determine in its sole discretion to have one additional Repurchase Offer in addition to the regular quarterly Repurchase Offers.

REPURCHASE PAYMENT DEADLINE - The date by which the Fund must pay shareholders for Common Shares repurchased in a Repurchase Offer, as stated in the shareholder notification. The Repurchase Payment Deadline may be no later than seven days after the Repurchase Pricing Date.

REPURCHASE PRICING DATE - The date on or after the Repurchase Request Deadline on which the Fund determines the Net Asset Value applicable to the repurchase of Common Shares in a Repurchase Offer, as scheduled in the shareholder notification or, under certain circumstances, an earlier date than the scheduled date, but not earlier than the Repurchase Request Deadline. As set by fundamental policy of the Fund, the Repurchase Pricing Date must occur not later than the fourteenth day after the Repurchase Request Deadline or the next business day, if the fourteenth day is not a business day.

REPURCHASE REQUEST DEADLINE - The date by which Investor Services, on behalf of the Fund, must receive the shareholders' requests for repurchase of their Common Shares in conjunction with a Repurchase Offer, as stated in the shareholder notification.

RESOURCES - Franklin Resources, Inc.

S&P(R) - Standard & Poor's Ratings Group

SEC - Securities and Exchange Commission

SECURITIES DEALER - A financial institution that, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the Fund. This reference is for convenience only and does not indicate a legal conclusion of capacity.

TRUST - the Franklin Floating Rate Trust

UNSECURED CORPORATE LOANS AND UNSECURED CORPORATE DEBT SECURITIES - Corporate Loans and Corporate Debt Securities that are not backed by collateral. Thus, if a Borrower Defaults on an Unsecured Corporate Loan or Unsecured Corporate Debt Security, it is unlikely that the Fund would be able to recover the full amount of the principal and interest due.

WARRANT - A security that gives the holder the right, but not the obligation, to subscribe for newly created securities of the issuer or a related company at a fixed price either at a certain date or during a set period.

WE/OUR/US - Unless the context indicates a different meaning, these terms refer to the Fund and/or Investor Services, Distributors, or other wholly owned subsidiaries of Resources.

APPENDIX

DESCRIPTION OF RATINGS

CORPORATE BOND RATINGS


MOODY'S


AAA - Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edged." Interest payments are protected by a large or exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

AA - Bonds rated Aa are judged to be high quality by all standards. Together with the Aaa group, they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large, fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger.

A - Bonds rated A possess many favorable investment attributes and are considered upper medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

BAA - Bonds rated Baa are considered medium-grade obligations. They are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and, in fact, have speculative characteristics as well.

BA - Bonds rated Ba are judged to have predominantly speculative elements and their future cannot be considered well assured. Often the protection of interest and principal payments is very moderate and, thereby, not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B - Bonds rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

CAA - Bonds rated Caa are of poor standing. These issues may be in Default or there may be present elements of danger with respect to principal or interest.

CA - Bonds rated Ca represent obligations that are speculative to a high degree. These issues are often in Default or have other marked shortcomings.

C - Bonds rated C are the lowest rated class of bonds and can be regarded as having extremely poor prospects of ever attaining any real investment standing.

NOTE: Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond ratings. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.


S&P(R)


AAA - This is the highest rating assigned by S&P to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA - Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong and, in the majority of instances, differ from AAA issues only in a small degree.

A - Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB - Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

BB, B, CCC, CC - Bonds rated BB, B, CCC and CC are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While these bonds will likely have some quality and protective characteristics, they are outweighed by large uncertainties or major risk exposures to adverse conditions.

C - Bonds rated C are typically subordinated debt to senior debt that is assigned an actual or implied CCC- rating. The C rating also may reflect the filing of a bankruptcy petition under circumstances where debt service payments are continuing. The C1 rating is reserved for income bonds on which no interest is being paid.

D - Debt rated D is in Default and payment of interest and/or repayment of principal is in arrears.

PLUS (+) OR MINUS (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

COMMERCIAL PAPER RATINGS

MOODY'S

Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually their promissory obligations not having an original maturity in excess of nine months. Moody's employs the following designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

P-1 (PRIME-1): Superior capacity for repayment.

P-2 (PRIME-2): Strong capacity for repayment.

S&P

S&P's ratings are a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues within the "A" category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety, as follows:

A-1: This designation indicates the degree of safety regarding timely payment is very strong. A "plus" (+) designation indicates an even stronger likelihood of timely payment.

A-2: Capacity for timely payment on issues with this designation is strong. The relative degree of safety, however, is not as overwhelming as for issues designated A-1.

A-3: Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.























FRANKLIN FLOATING RATE TRUST

STATEMENT OF ADDITIONAL INFORMATION


DECEMBER 1, 2004


[Insert Franklin Templeton Investments logo]


P.O. BOX 997151 SACRAMENTO, CA 95899-9983 1-800/DIAL BEN(R)

TABLE OF CONTENTS


How Does the Fund Invest Its Assets? ...................... 2

What Are the Risks
 of Investing in the Fund? .................................7

Investment Restrictions ....................................7

Officers and Trustees ......................................8

Proxy Voting Policies and Procedures.......................13

Investment Management
 and Other Services .......................................15

How Does the Fund Buy
 Securities for Its Portfolio? ............................17

How Do I Buy
 and Exchange Common Shares? ..............................18

How Are Common Shares Valued? .............................19

Additional Information
 on Distributions and Taxes ...............................20

The Fund's Underwriter ....................................24

How Does the Fund
 Measure Performance? .....................................24

Miscellaneous Information .................................26

Financial Statements ......................................27

Useful Terms and Definitions ..............................27


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When reading this SAI, you will see certain terms beginning with capital letters. This means the term is explained under "Useful Terms and Definitions."
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The Prospectus, dated December 1, 2004, which we may amend from time to time, contains the basic information you should know before investing in the Fund. For a free copy, call 1-800/DIAL BEN(R).


Franklin Floating Rate Trust is a non-diversified closed-end investment company. Its goal is to provide as high a level of current income and preservation of capital as is consistent with investment primarily in senior secured Corporate Loans and Corporate Debt Securities with Floating Interest Rates. Franklin Advisers, Inc., the Fund's investment manager, uses its credit analysis to select suitable investments for the Fund. The Fund seeks to achieve its goal by investing at least 65% of its net assets in such loans or debt securities that are rated B or higher by an NRSRO or, if unrated, determined to be of comparable quality by the manager. Net Assets for the 65% policy include the amount of any borrowings for investment purposes.

THIS SAI IS NOT A PROSPECTUS. IT CONTAINS INFORMATION IN ADDITION TO AND IN MORE DETAIL THAN SET FORTH IN THE PROSPECTUS. THIS SAI IS INTENDED TO PROVIDE YOU WITH ADDITIONAL INFORMATION REGARDING THE ACTIVITIES AND OPERATIONS OF THE FUND, AND SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS.

-------------------------------------------------------------------------------
INVESTMENT COMPANY SHARES, ANNUITIES, AND OTHER INVESTMENT PRODUCTS:
-------------------------------------------------------------------------------
o ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY OF THE U.S. GOVERNMENT;

o   ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK;

o   ARE SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.
-------------------------------------------------------------------------------

HOW DOES THE FUND INVEST ITS ASSETS?

The following gives more detailed information about the Fund's investment policies and the types of securities that it may buy. Please read this information together with the section "What Kinds of Securities Does the Fund Purchase?" in the Prospectus.

INVESTMENT GOAL AND POLICIES The Fund's investment goal is described in the Prospectus in the section entitled "What Kinds of Securities Does the Fund Purchase?"

RESTRICTIVE COVENANTS The Borrower under a Corporate Loan and the issuer of a Corporate Debt Security must comply with various restrictive covenants contained in any Corporate Loan agreement between the Borrower and the lending syndicate or in any trust indenture or comparable document in connection with a Corporate Debt Security. A restrictive covenant is a promise by the Borrower to not take certain actions which may impair the rights of Lenders. These covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to shareholders, provisions requiring the Borrower to maintain specific financial ratios or relationships and limits on total debt. In addition, a covenant may require the Borrower to prepay the Corporate Loan or Corporate Debt Security with any excess cash flow. Excess cash flow generally includes net cash flow after scheduled debt service payments and permitted capital expenditures, among other things, as well as the proceeds from asset dispositions or sales of securities. A breach of a covenant (after giving effect to any cure period) in a Corporate Loan agreement which is not waived by the Agent Bank and the lending syndicate normally is an event of acceleration. This means that the Agent Bank has the right to demand immediate repayment in full of the outstanding Corporate Loan. Acceleration may also occur in the case of the breach of a covenant in a Corporate Debt Security document.

DESCRIPTION OF FLOATING OR VARIABLE INTEREST RATES The rate of interest payable on floating or variable rate Corporate Loans or Corporate Debt Securities is established as the sum of a base lending rate plus a specified margin. These base lending rates generally are LIBOR, the Prime Rate of a designated U.S. bank, the CD Rate, or another base lending rate used by commercial lenders. The interest rate on Prime Rate-based Corporate Loans and Corporate Debt Securities floats daily as the Prime Rate changes, while the interest rate on LIBOR-based and CD-based Corporate Loans and Corporate Debt Securities is reset periodically, typically between 30 days and one year.


Certain of the floating or variable rate Corporate Loans and Corporate Debt Securities in which the Fund will invest may permit the Borrower to select an interest rate reset period of up to one year. A portion of the Fund's investments may consist of Corporate Loans with interest rates that are fixed for the term of the loan. Investment in Corporate Loans and Corporate Debt Securities with longer interest rate reset periods or fixed interest rates may increase fluctuations in the Fund's Net Asset Value as a result of changes in interest rates. However the Fund may attempt to hedge all of its fixed rate Corporate Loans and Corporate Debt Securities against interest rate fluctuations by entering into interest rate swap or other derivative transactions. Fixed rate corporate loans and corporate debt securities that are converted from fixed rate investments to floating rate investments through interest rate swaps or other derivative transactions will be considered to be "floating interest rate corporate loans and corporate debt securities" for purposes of the Fund's policy of normally investing at least 80% of its net assets in floating interest rate corporate loans and corporate debt securities made to or issued by, borrowers that are U.S. companies, foreign entities and U.S. subsidiaries of foreign entities. The Fund also will attempt to maintain a portfolio of Corporate Loans and Corporate Debt Securities that will have a dollar weighted average period to the next interest rate adjustment of no more than 120 days.


Corporate Loans and Corporate Debt Securities traditionally have been structured so that Borrowers pay higher margins when they elect LIBOR and CD-based borrower options, in order to permit Lenders to obtain generally consistent yields on Corporate Loans and Corporate Debt Securities, regardless of whether Borrowers select the LIBOR or CD-based options, or the Prime-based option. In recent years, however, the differential between the lower LIBOR and CD base rates and the higher Prime Rate base rates prevailing in the commercial bank markets has widened to the point where the higher margins paid by Borrowers for LIBOR and CD-based pricing options do not currently compensate for the differential between the Prime Rate and the LIBOR and CD base rates. Consequently, Borrowers have increasingly selected the LIBOR-based pricing option, resulting in a yield on Corporate Loans and Corporate Debt Securities that is consistently lower than the yield available from the Prime Rate-based pricing option. This trend will significantly limit the ability of the Fund to achieve a net return to shareholders that consistently approximates the average published Prime Rate of leading U.S. banks. Because changes to this trend are inherently unpredictable, the manager cannot predict whether or not the trend will continue.


SWAP AGREEMENTS Swap agreements are contracts between the Fund and, typically, a brokerage firm, bank or other institutional buyers (swap counterparty) for periods ranging from a few days to more than a year. In a basic swap transaction, the two parties agree to exchange the returns (or differentials in rates of return) earned or realized on a particular "notional amount" of value of predetermined investments or instruments (swap transaction). The notional amount is the set dollar or other currency value selected by the parties to use as the basis on which to calculate the obligations that the parties to a swap agreement have agreed to exchange. The parties do not actually invest the notional amount in any investment or instrument. Instead, they agree to exchange the returns that would be earned or realized if the notional amount were invested in given investments or at given interest rates. Examples are investments in a particular security, at a particular fixed or variable interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index. In some cases, for example, currency swaps, the swap agreement may include the delivery of the entire principal value of one designated currency for the other designated currency.

The Fund will generally enter into swap agreements on a net basis, which means that the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund's obligations (or rights) under a swap agreement on a net basis will generally be the net amount to be paid or received under the agreement based on the relative values of the obligations of each party upon termination of the agreement or at set valuation dates. The Fund will accrue its obligations under a swap agreement daily (offset by any amounts the counterparty owes the Fund). If the swap agreement provides for other than a net basis, the full amount of the Fund's obligations will be accrued on a daily basis.

The Fund will either maintain specified asset coverage of at least 300% with respect to the amount of compensation that must be paid to the counterparty, marked to market daily, or designate, on a daily basis, as segregated on its books, liquid assets (not otherwise encumbered) equal in current market value to the amount of compensation that must be paid to the counterparty. To the extent that the Fund does not have the specified asset coverage described above, potential leveraging of the Fund's portfolio, the Fund has adopted procedures to cover accrued but unpaid net or full amounts owed to a swap counterparty by designating, on a daily basis, as segregated, liquid assets (not otherwise encumbered) equal in current market value to such swap amounts owed. Under the procedures, the Fund designates the segregated assets by appropriate notation on the books of the Fund or its custodian. To the extent the Fund enters into swap agreements for good faith hedging purposes and the Fund's swap obligations are fully covered by an offsetting asset or right of the Fund, the obligations will not be subject to the Fund's segregated assets procedures. The manager and the Fund believe that swap agreement obligations that are covered, either by an offsetting asset or right or by the Fund's segregated assets procedures (or a combination thereof), are not senior securities under the 1940 Act and are not subject to the Fund's borrowing restrictions.

The use of swap transactions is a highly specialized activity, which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. Whether the Fund will be successful in using swap agreements to achieve its investment objective depends on the ability of the manager correctly to predict which types of investments are likely to produce greater returns. If the manager, in using swap agreements, is incorrect in its forecasts of market values, interest rates, currency exchange rates or other applicable factors, the investment performance of the Fund will be less than its performance would be using other investments.

The risk of loss to the Fund for swap transactions on a net basis depends on which party is obligated to pay the net amount to the other party. If the counterparty is obligated to pay the net amount to the Fund, the risk of loss to the Fund is loss of the entire amount that the Fund is entitled to receive. If the Fund is obligated to pay the net amount, the Fund's risk of loss is limited to that net amount. If the swap agreement involves the exchange of the entire principal value of a security, the entire principal value of that security is subject to the risk that the other party to the swap will default on its contractual delivery obligations.

Because swap agreements may have terms of greater than seven days, they may be illiquid and, therefore, subject to the Fund's limitation on investments in illiquid securities. If a swap transaction is particularly large or if the relevant market is illiquid, the Fund may not be able to establish or liquidate a position at an advantageous time or price, which may result in significant losses. Participants in the swap markets are not required to make continuous markets in the swap contracts they trade. Participants could refuse to quote prices for swap contracts or quote prices with an unusually wide spread between the price at which they are prepared to buy and the price at which they are prepared to sell. The swap markets have grown substantially in recent years, however, with a large number of banks and investment banking firms acting both as principals and agents, utilizing standardized swap documentation. As a result, the swap markets have become relatively liquid in comparison with markets for other derivative instruments that are traded in the interbank market.

Swap agreements are not traded on exchanges and are not subject to government regulation like exchange markets. As a result, swap participants are not as protected as participants on organized exchanges. Performance of a swap agreement is the responsibility only of the swap counterparty and not of any exchange or clearinghouse. As a result, the Fund is subject to the risk of the inability or refusal to perform such agreement by the counterparty. No limitations on daily price movements or speculative position limits apply to swap transactions. Counterparties may, however, limit the size or duration of positions to the Fund as a consequence of credit considerations. The Fund risks the loss of the accrued but unpaid amount under a swap agreement, which could be substantial, in the event of default by or insolvency or bankruptcy of a swap counterparty. In such an event, the Fund will have contractual remedies pursuant to the swap agreements, but bankruptcy and insolvency laws could affect the Fund's rights as a creditor. If the counterparty's creditworthiness declines, the value of a swap agreement would be likely to decline, potentially resulting in losses. The manager will approve a counterparty for a swap agreement of the Fund only if the manager deems the counterparty to be creditworthy under the Fund's Counterparty Credit Review Standards, adopted and reviewed annually by the board.

Certain Internal Revenue Service positions may limit the Fund's ability to use swap agreements in a desired tax strategy. It is possible that developments in the swap markets and/or the laws relating to swap agreements, including potential government regulation, could adversely affect the Fund's ability to benefit from using swap agreements, or could have adverse tax consequences.

INTEREST RATE SWAPS. An interest rate swap is an agreement between two parties to exchange interest rate obligations, one based on an interest rate fixed to maturity while the other is based on an interest rate that changes in accordance with changes in a designated benchmark (for example, the London Interbank Offered Rate (LIBOR), prime, commercial paper, or other benchmarks). By swapping fixed payments for floating payments, an interest rate swap is a vehicle to hedge interest rate risk. The Fund will generally enter into interest rate swap agreements on a net basis. The obligations to make repayment of principal on the underlying securities are not exchanged. Similarly, the right to receive such repayment of principal is not transferred. In addition, interest rate swaps generally do not involve the delivery of securities, other underlying assets or principal.

Interest rate swap transactions generally require the participation of an intermediary, frequently a bank. For example, the first entity, which holds a fixed-rate obligation, transfers the obligation to the intermediary. The first entity is then obligated to pay to the intermediary a floating rate of interest, generally including a fractional percentage as a commission for the intermediary. The intermediary also makes arrangements with the second entity, which holds a floating-rate obligation that substantially mirrors the obligation desired by the first entity. In return for assuming the fixed-rate obligation, the second entity will pay the intermediary all sums that the intermediary pays on behalf of the first entity, plus an arrangement fee and other agreed upon fees. Interest rate swaps are generally used to permit the party seeking a floating rate obligation the opportunity to acquire such obligation at a rate lower than is directly available in the credit markets, while permitting the party desiring a fixed-rate obligation the opportunity to acquire such a fixed-rate obligation, also frequently at a rate lower than is directly available in the credit markets. The success of such a transaction depends in large part on the availability of fixed-rate obligations at interest (or coupon) rates low enough to cover the costs involved. An interest rate swap transaction is affected by changes in interest rates, which, in turn, may affect the prepayment rate of any underlying debt obligations upon which the interest rate swap is based.

The Fund will not enter into any interest rate hedging or swap transaction unless the manager considers the credit quality of the unsecured senior debt or the claims-paying ability of the other party to be investment grade. If there is a default by the counterparty to such a transaction, bankruptcy and insolvency laws could affect the Fund's rights as a creditor.

Since interest rate transactions are individually negotiated, the manager expects to achieve an acceptable degree of correlation between the Fund's rights to receive interest on Corporate Loans and Debt Securities and its rights and obligations to receive and pay interest pursuant to interest rate swaps.

FOREIGN CURRENCY SWAPS. A foreign currency swap is an agreement between two parties to exchange cash flows on a notional amount of two or more currencies based on the relative value differential among them. For example, a currency swap may involve the exchange by the Fund with another party of the right to receive a foreign currency (paid from the Fund's investment denominated in the foreign currency) for the right to receive U.S. dollars. Currency swaps sometimes involve the delivery of the entire principal value of one designated currency in exchange for the other designated currency. In such a situation, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The Fund may also enter into currency swaps on a net basis, which means the two payment streams are netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments.


The Fund will enter into a foreign currency swap only if, at the time of entering into the transaction, the counterparty's outstanding debt obligations are investment grade. This means they are rated BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's, or determined by the manager to be of comparable quality. The amounts of U.S. dollar payments to be received by the Fund and the foreign currency payments to be received by the counterparty are fixed at the time the swap arrangement is entered into. This locks in the Fund's right to receive payments under a Corporate Loan or Corporate Debt Security in a predetermined amount of U.S. dollars. In this way, the swap protects the Fund from the fluctuations in exchange rates. If there is a counterparty default, the Fund will have contractual remedies pursuant to the swap arrangements. However, if a replacement swap arrangement is unavailable or if the Fund is unable to recover damages from the defaulting counterparty, the Fund's right to foreign currency payments under the loan will be subject to fluctuations based upon changes in the applicable exchange rate. If the Borrower defaults on or prepays the underlying Corporate Loan or Corporate Debt Security, the Fund may be required pursuant to the swap arrangements to compensate the counterparty for fluctuations in exchange rates adverse to the counterparty. In the event of such a default or prepayment, the Fund will either maintain specified asset coverages of at least 300% with respect to the amount of compensation that must be paid to the counterparty, marked to market daily, or designate, on a daily basis, as segregated on its books, liquid assets (not otherwise encumbered) equal in current market value to the amount of compensation that must be paid to the counterparty.

Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be negatively affected by government exchange controls, blockages, and manipulations or exchange restrictions imposed by governments. These actions could result in losses to the Fund if it is unable to deliver or receive a specified currency or funds in settlement of obligations, including swap transaction obligations. These actions could also have an adverse effect on the Fund's swap transactions or cause the Fund's hedging positions to be rendered useless, resulting in full currency exposure as well as incurring unnecessary transaction costs.

Also, the use of currency transactions could cause the Fund losses due to the inability of foreign securities transactions to be completed. Buyers and sellers of currency futures are subject to the same risks that apply to the use of futures generally. Furthermore, settlement of a currency futures contract for the purchase of most currencies must occur at a bank based in the issuing nation. Trading options on currency futures is relatively new, and the ability to establish and close out positions on such options is subject to the maintenance of a liquid market that may not always be available. Currency exchange rates may fluctuate based on factors extrinsic to that country's economy.


ILLIQUID SECURITIES The Fund does not limit the amount of its investments in illiquid securities. Illiquid securities are generally any security that cannot be sold within seven days in the normal course of business at approximately the amount at which the Fund has valued them.

The Fund does not consider securities that it acquires outside of the U.S. and that are publicly traded in the U.S. or on a foreign securities market to be illiquid assets if: (a) the Fund reasonably believes it can readily dispose of the securities for cash in the U.S. or foreign market, or (b) current market quotations are readily available. The Fund will not acquire the securities of foreign issuers outside of the U.S. if, at the time of acquisition, the Fund has reason to believe that it could not resell the securities in a public trading market.

The Fund's board of trustees will review any determination by the manager to treat a restricted security as a liquid security on an ongoing basis, including the manager's assessment of current trading activity and the availability of reliable price information. In determining whether a restricted security is properly considered a liquid security, the manager and the Fund's board of trustees will take into account the following factors: (i) the frequency of trades and quotes for the security; (ii) the number of dealers willing to buy or sell the security and the number of other potential buyers; (iii) dealer undertakings to make a market in the security; and (iv) the nature of the security and marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer).


LOANS OF PORTFOLIO SECURITIES To generate additional income, the Fund may lend certain of its portfolio securities to qualified banks and broker-dealers. These loans may not exceed 33 1/3% of the value of the Fund's total assets, measured at the time of the most recent loan. This limitation is a fundamental policy, which means it may not be changed without the approval of the holders of a majority of the Fund's Common Shares. For each loan, the borrower must maintain with the Fund's custodian collateral (consisting of any combination of cash, securities issued by the U.S. government and its agencies and instrumentalities, or irrevocable letters of credit) with a value at least equal to 100% of the current market value of the loaned securities. The Fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. The Fund also continues to receive any distributions paid on the loaned securities. The Fund may terminate a loan at any time and obtain the return of the securities loaned within the normal settlement period for the security involved.

Where voting rights with respect to the loaned securities pass with the lending of the securities, the manager intends to call the loaned securities to vote proxies, or to use other practicable and legally enforceable means to obtain voting rights, when the manager has knowledge that, in its opinion, a material event affecting the loaned securities will occur or the manager otherwise believes it necessary to vote. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in collateral in the event of default or insolvency of the borrower. The Fund will loan its securities only to parties who meet creditworthiness standards approved by the Fund's Board of Trustees, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the loan.

WHEN-ISSUED AND DELAYED DELIVERY TRANSACTIONS There is no limit on the amount of assets in which the Fund may invest on a when-issued basis. For a general description of "when-issued" and "delayed delivery" transactions, see the Prospectus.

No income accrues to the Fund prior to the date the Fund actually takes delivery of the interests or securities. These interests and securities are subject to market fluctuation before delivery to the Fund. The value of the interests or securities at delivery may be more or less than their purchase price. By the time delivery occurs, better yields may be generally available than the yields on the interests or securities obtained pursuant to such transactions.

In when-issued and delayed delivery transactions, the Fund relies on the buyer or seller, as the case may be, to complete the transaction. Therefore, if the other party fails to complete the transaction the Fund may miss an advantageous price or yield. When the Fund is the buyer in such a transaction, it will either maintain specified asset coverage of at least 300% of the amount equal to the purchase price, until it makes payment, or designate, on a daily basis, as segregated on its books, liquid assets (not otherwise encumbered) equal to the amount of the purchase price, until it makes payment. The Fund will generally make commitments to purchase such interests or securities on a when-issued basis with the intention of acquiring such interests or securities. The Fund may, however, find it advisable to sell them before the settlement date. The Fund will not engage in when-issued and delayed delivery transactions for the purpose of investment leverage.




EFFECTS OF LEVERAGE - PREFERRED SHARES The Fund also may issue one or more series of preferred shares, although it has no current intention to do so. There is a risk that the costs of issuing additional classes of securities may exceed the income and appreciation, if any, on assets acquired with the offering proceeds. If this occurs, the use of leverage will reduce the investment performance of the Fund compared with what it would have been without leverage. The costs associated with such offerings include interest payments, fees and dividends. The issuance of additional classes of preferred shares involves offering expenses and other costs. Also, it may limit the Fund's freedom to pay dividends on Common Shares or to engage in other activities.

Leverage creates certain risks for holders of Common Shares. Leveraging by the Fund creates an opportunity for greater total return but, at the same time, increases exposure to losses. The Net Asset Value of Common Shares may be more volatile than if the Fund were not leveraged. These risks may be reduced through the use of preferred stock that has Floating Interest Rates.

REPURCHASE AGREEMENTS The Fund generally will have a portion of its assets in cash or cash equivalents for a variety of reasons, including waiting for a special investment opportunity or taking a defensive position. To earn income on this portion of its assets, the Fund may enter into repurchase agreements. Under a repurchase agreement, the Fund agrees to buy securities guaranteed as to payment of principal and interest by the U.S. government or its agencies from a qualified bank or broker-dealer and then to sell the securities back to the bank or broker-dealer after a short period of time (generally, less than seven days) at a higher price. The bank or broker-dealer must transfer to the Fund's custodian securities with an initial market value of at least 102% of the dollar amount invested by the Fund in each repurchase agreement. The manager will monitor the value of such securities daily to determine that the value equals or exceeds the repurchase price. Repurchase agreements may involve risks in the event of default or insolvency of the bank or broker-dealer, including possible delays or restrictions upon the Fund's ability to sell the underlying securities. The Fund will enter into repurchase agreements only with parties who meet certain creditworthiness standards, i.e., banks or broker-dealers that the manager has determined present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the repurchase transaction.

CURRENCY CONVERSIONS Loans to U.S. subsidiaries of non-U.S. Borrowers and to U.S. Borrowers with significant non-U.S. dollar-denominated revenues may provide for conversion of all or part of the loan from a U.S. dollar-denominated obligation into a foreign currency obligation at the option of the Borrower. The Fund may invest in Corporate Loans and Corporate Debt Securities which have been converted into non-U.S. dollar-denominated obligations only when provision is made for payments to the Lenders in U.S. dollars pursuant to foreign currency swap arrangements.

TEMPORARY INVESTMENTS When the manager believes market or economic conditions are unfavorable for investors, the manager may invest up to 100% of the Fund's assets in a temporary defensive manner by holding all or a substantial portion of its assets in cash, cash equivalents or other high quality short-term investments. Unfavorable market or economic conditions may include excessive volatility or a prolonged general decline in the securities markets, the securities in which the Fund normally invests, or the economy.

Temporary defensive investments generally may include securities rated Baa, BBB, P-3 or A-3, secured and unsecured short term debt obligations, cash, cash equivalents and other high-quality short-term investments. To the extent allowed by exemptions granted under the 1940 Act and the Fund's other investment policies and restrictions, the manager also may invest the Fund's assets in shares of one or more money market funds managed by the manager or its affiliates. The manager also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity as required for Repurchase Offers.

WHAT ARE THE RISKS OF INVESTING IN THE FUND?
-------------------------------------------------------------------------------

The following provides more detailed information about some of the Fund's risks. You should read it together with the section in the Prospectus entitled "What Are the Risks of Investing in the Fund?"

COLLATERAL IMPAIRMENT Corporate Loans and Corporate Debt Securities (excluding Unsecured Corporate Loans and Unsecured Corporate Debt Securities) will be secured unless (i) the Fund's security interest in the collateral is invalidated for any reason by a court or (ii) the collateral is fully released with the consent of the Agent Bank and Lenders or under the terms of a loan agreement as the creditworthiness of the Borrower improves.

There are risks which may cause the collateral to be insufficient in the event that a Borrower defaults on a loan. Although the terms of Corporate Loans and Corporate Debt Securities require that collateral be maintained at a value at least equal to 100% of the amount of such loan or debt security, the value of the collateral may decline subsequent to the Fund's investment. To the extent that collateral consists of the stock of the Borrower's subsidiaries or other affiliates, the Fund will be subject to the risk that this stock will decline in value. Such a decline, whether as a result of bankruptcy proceedings or otherwise, could cause the Corporate Loan or Corporate Debt Security to be under collateralized or unsecured. In most credit agreements, there is no formal requirement to pledge additional collateral.


There is also the risk that the collateral may be difficult to liquidate. Intangible assets, such as trademarks, copyrights and patent rights and the first or second liens on the collateral may make the collateral illiquid and it may be difficult for the Fund to realize the full value of such collateral on a timely basis. In fact, a majority of the collateral may be Illiquid. Consequently, the Fund might not receive payments to which it is entitled. This may result in a decline in the value of the investment and, in turn, a decline in the Net Asset Value of the Fund's Common Shares.


There may be temporary periods when the principal asset held by a Borrower is the stock of a related company, which may not legally be pledged to secure a Corporate Loan or Corporate Debt Security. On occasions when the stock cannot be pledged, the Corporate Loan or Corporate Debt Security will be temporarily unsecured until the stock can be pledged or is exchanged for or replaced by other assets, which will be pledged as security for the Corporate Loan or Corporate Debt Security. However, the Borrower's ability to dispose of such securities, other than in connection with a pledge or replacement, will be strictly limited for the protection of the holders of Corporate Loans.

If a Borrower becomes involved in bankruptcy proceedings, the Fund's access to the collateral may be limited by bankruptcy and other laws. A court may find that the Fund's interest in the collateral is invalid or it may find that other creditors of the Borrower should be paid before the Fund. Such action by a court could be based on a number of legal theories. For example, faulty loan documentation or faulty official filings could lead to an invalidation by a court. Corporate Loans or Corporate Debt Securities made in connection with a highly leveraged transaction are at increased risk. In the event that a court reaches such a decision, it is unlikely that the Fund would be able to recover the full amount of the principal and interest due on the Corporate Loan or Corporate Debt Security.

INVESTMENT RESTRICTIONS
-------------------------------------------------------------------------------

The Fund has adopted the following restrictions as fundamental policies. Prior to issuance of any preferred stock, these restrictions may not be changed without the approval of a majority of the Fund's outstanding Common Shares. Under the 1940 Act, this means the lesser of (i) 67% of the Common Shares represented at a meeting at which more than 50% of the outstanding Common Shares are represented or (ii) more than 50% of the outstanding Common Shares. Following the issuance of a class of preferred stock, the following investment restrictions may not be changed without the approval of a majority of the outstanding Common Shares and of the preferred stock, voting together as a class, and the approval of a majority of the outstanding shares of preferred stock, voting separately by class. None of the following restrictions shall be construed to prevent the Fund from investing all of its assets in another management investment company with an investment goal, policies and restrictions that are substantially the same as the investment goal, policies and restrictions of the Fund. The Fund MAY NOT:

1. Borrow money or issue senior securities, except as permitted by Section 18 of the 1940 Act and except to the extent that the Fund's investment in foreign currency swaps, when-issued and delayed delivery securities, interest rate hedging transactions and Corporate Loans in connection with revolving credit facilities may be deemed senior securities.

2. Underwrite securities of other issuers except insofar as the Fund may be deemed an underwriter under the 1933 Act in selling portfolio securities.

3. Make loans to other persons, except that the Fund may invest in loans (including Assignments and Participation Interests, and including secured or unsecured corporate loans), purchase debt securities, enter into repurchase agreements, and lend its portfolio securities.

4. Invest more than 25% of its total assets in the securities of issuers in any one industry; provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. government or by its agencies or instrumentalities; and provided further that the Fund will invest more than 25% and may invest up to 100% of its assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies. For purposes of this restriction, the term "issuer" includes the Borrower, the Agent Bank and any Intermediate Participant (as defined under "What Kinds of Securities Does the Fund Purchase? - Description of Participation Interests and Assignments" in the Prospectus).

5. Purchase any securities on margin, except that the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of portfolio securities. The purchase of Corporate Loans, Corporate Debt Securities, and other investment assets with the proceeds of a permitted borrowing or securities offering will not be deemed to be the purchase of securities on margin.

6. Buy or sell real estate (other than (i) interests in real estate investment trusts, (ii) loans or securities that are secured, directly or indirectly, by real estate, or (iii) securities issued by companies that invest or deal in real estate), provided that the Fund may hold for prompt sale and sell real estate or interests in real estate to which the Fund may gain an ownership interest through the forfeiture of collateral securing loans or debt securities held by the Fund.

7. Buy or sell commodities or commodity contracts (other than financial futures), provided that forward foreign currency exchange contracts shall not be deemed to be commodity contracts.

If a percentage restriction is met at the time of investment, a later increase or decrease in the percentage due to a change in the value or liquidity of portfolio securities or the amount of assets will not be considered a violation of any of the foregoing restrictions, except that with respect to borrowing, if the borrowing exceeds the Fund's percentage restriction on borrowing, the Fund will reduce its borrowing within three days to no more than the percentage restriction.

OFFICERS AND TRUSTEES
-------------------------------------------------------------------------------

The Trust has a Board of Trustees. Each Trustee will serve until that person's successor is elected and qualified. The Board is responsible for the overall management of the Trust, including general supervision and review of the Fund's investment activities. The Board, in turn, elects the officers of the Trust who are responsible for administering the Trust's day-to-day operations. The name, age and address of the officers and Board members, as well as their affiliations, positions held with the Trust, and principal occupations during the past five years are shown below.


INDEPENDENT BOARD MEMBERS
-------------------------------------------------------------------------------
                                                NUMBER
                                                OF
                                                PORTFOLIOS
                                                IN FUND
                                                COMPLEX
                                LENGTH          OVERSEEN        OTHER
 NAME, AGE                      OF TIME         BY BOARD    DIRECTORSHIPS
AND ADDRESS     POSITION        SERVED          MEMBER*         HELD
-------------------------------------------------------------------------------
Frank H.        Trustee         Since           113             None
Abbott, III                     1997
(83)
One Franklin
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
President and Director, Abbott Corporation (an investment
company).
-------------------------------------------------------------------------------
Harris J.       Trustee         Since           142             Director, Bar-S
Ashton (72)                     1997                            Foods (meat
One Franklin                                                    packing
Parkway                                                         company).
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Director of various companies; and FORMERLY, Director, RBC Holdings, Inc. (bank holding company) (until 2002); and President, Chief Executive Officer and Chairman of the Board, General Host Corporation (nursery and craft centers) (until 1998).
-------------------------------------------------------------------------------
S. Joseph       Trustee         Since           143             None
Fortunato                       1997
(72)
One Franklin
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Attorney; and FORMERLY, member of the law firm of Pitney,
Hardin, Kipp & Szuch.
-------------------------------------------------------------------------------
Edith E.        Trustee         Since           98              Director,
Holiday (52)                    1998                            Amerada Hess
One Franklin                                                    Corporation
Parkway                                                         (exploration and
San Mateo,                                                      refining of oil
CA 94403-1906                                                   and gas); H.J.
                                                                Heinz Company
                                                                (processed foods
                                                                and allied
                                                                products); RTI
                                                                International
                                                                Metals, Inc.
                                                                (manufacture and
                                                                distribution of
                                                                titanium); and
                                                                Canadian
                                                                National
                                                                Railway
                                                                (railroad).

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Director or Trustee of various companies and trusts; and FORMERLY, Assistant to the President of the United States and Secretary of the Cabinet (1990-1993); General Counsel to the United States Treasury Department (1989-1990); and Counselor to the Secretary and Assistant Secretary for Public Affairs and Public Liaison-United States Treasury Department (1988-1989).
-------------------------------------------------------------------------------
Frank W.T.      Trustee         Since           115             Director, The
LaHaye (75)                     1997                            California
One Franklin                                                    Center for Land
Parkway                                                         Recycling
San Mateo,                                                      (redevelopment).
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
General Partner, Las Olas L.P. (Asset Management); and
formerly, Chairman, Peregrine Venture Management Company
(venture capital).
-------------------------------------------------------------------------------
Gordon S.       Trustee         Since           142             Director, White
Macklin (76)                    1997                            Mountains
One Franklin                                                    Insurance Group,
Parkway                                                         Ltd. (holding
San Mateo,                                                      company); Martek
CA 94403-1906                                                   Biosciences
                                                                Corporation;
                                                                MedImmune, Inc.
                                                                (biotechnology);
                                                                and
                                                                Overstock.com
                                                                (Internet
                                                                 services); and
                                                                FORMERLY,
                                                                Director, MCI
                                                                Communication
                                                                Corporation
                                                                (subsequently
                                                                known as MCI
                                                                WorldCom, Inc.
                                                                and WorldCom,
                                                                Inc.)
                                                                (communications
                                                                services)
                                                                (1988-2002) and
                                                                Spacehab, Inc.
                                                                (aerospace
                                                                services)
                                                                (1994-2003).

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Deputy Chairman, White Mountains Insurance Group, Ltd. (holding company); and FORMERLY, Chairman, White River Corporation
(financial services) (1993-1998) and Hambrecht & Quist Group
(investment banking) (1987-1992); and President, National
Association of Securities Dealers, Inc. (1970-1987).
-------------------------------------------------------------------------------

INTERESTED BOARD MEMBERS AND OFFICERS
-------------------------------------------------------------------------------
                                                NUMBER
                                                OF
                                                PORTFOLIOS
                                                IN FUND
                                                COMPLEX
                                LENGTH          OVERSEEN        OTHER
 NAME, AGE                      OF TIME         BY BOARD    DIRECTORSHIPS
AND ADDRESS     POSITION        SERVED          MEMBER*         HELD
-------------------------------------------------------------------------------
**Charles B.    Trustee and     Since           142             None
Johnson (71)    Chairman of     1997
One Franklin    the Board
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Chairman of the Board, Member - Office of the Chairman and
Director, Franklin Resources, Inc.; Vice President, Franklin
Templeton Distributors, Inc.; Director, Fiduciary Trust Company
International; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin
Resources, Inc. and of 46 of the investment companies in
Franklin Templeton Investments.
-------------------------------------------------------------------------------
**Rupert H.     Trustee,        Trustee         125             None
Johnson, Jr.    President       and
(64)            and Chief       President
One Franklin    Executive       since
Parkway         Officer -       1997 and
San Mateo,      Investment      Chief
CA 94403-1906   Management      Executive
                                Officer-
                                Investment
                                Management
                                since
                                2002

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Vice Chairman, Member - Office of the Chairman and Director,
Franklin Resources, Inc.; Vice President and Director, Franklin
Templeton Distributors, Inc.; Director, Franklin Advisers, Inc.
and Franklin Investment Advisory Services, Inc.; Senior Vice
President, Franklin Advisory Services, LLC; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the
investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------
Mark            Vice            Since           Not             None
Boyadjian       President       2003            Applicable
(40)
One Franklin
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Senior Vice President, Templeton Worldwide, Inc.; and officer of three of the investment companies in Franklin Templeton
Investments.
-------------------------------------------------------------------------------
Harmon E.       Vice            Since           Not             None
Burns (59)      President       1997            Applicable
One Franklin
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Vice Chairman, Member - Office of the Chairman and Director,
Franklin Resources, Inc.; Vice President and Director, Franklin
Templeton Distributors, Inc.; Executive Vice President,
Franklin Advisers, Inc.; Director, Franklin Investment Advisory
Services, Inc.; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin
Resources, Inc. and of 49 of the investment companies in
Franklin Templeton Investments.
-------------------------------------------------------------------------------
James M.        Chief           Since           Not             None
Davis           Compliance      July 2004       Applicable
(52)            Officer
One Franklin
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Officer of 51 of the investment companies in Franklin Templeton
Investments; Director, Global Compliance, Franklin Resources,
Inc.; and FORMERLY, Director of Compliance, Franklin Resources,
Inc. (1994-2001).
-------------------------------------------------------------------------------
Laura           Treasurer       Since           Not             None
Fergerson                       July 2004       Applicable
(42)
One Franklin
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Officer of 34 of the investment companies in Franklin Templeton Investments; and FORMERLY, Director and member of Audit and Valuation Committees, Runkel Funds, Inc. (2003-2004); Assistant Treasurer of most of the investment companies in Franklin Templeton Investments (1997-2003); and Vice President, Franklin Templeton Services, LLC (1997-2003).
-------------------------------------------------------------------------------
Martin L.       Vice            Since           Not             None
Flanagan (44)   President       1997            Applicable
One Franklin
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Co-President and Chief Executive Officer, Franklin Resources, Inc.; Senior Vice President and Chief Financial Officer, Franklin Mutual Advisers, LLC; Executive Vice President, Chief Financial Officer and Director, Templeton Worldwide, Inc.; Executive Vice President and Chief Operating Officer, Templeton Investment Counsel, LLC; President and Director, Franklin Advisers, Inc.; Executive Vice President, Franklin Investment Advisory Services, Inc. and Franklin Templeton Investor Services, LLC; Chief Financial Officer, Franklin Advisory Services, LLC; Chairman, Franklin Templeton Services, LLC; and officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 49 of the investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------
Jimmy D.        Senior Vice     Since           Not             None
Gambill (57)    President       2002            Applicable
500 East        and Chief
Broward         Executive
Blvd.           Officer
Suite 2100      -Finance and
Fort            Administration
Lauderdale,
FL 33394-3091

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
President, Franklin Templeton Services, LLC; Senior Vice
President, Templeton Worldwide, Inc.; and officer of 51 of the investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------
David P.        Vice            Since           Not             None
Goss (57)       President       2000            Applicable
One Franklin
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Associate General Counsel, Franklin Resources, Inc.; officer and director of one of the subsidiaries of Franklin Resources,
Inc.; officer of 51 of the investment companies in Franklin
Templeton Investments; and FORMERLY, President, Chief Executive
Officer and Director, Property Resources Equity Trust (until
1999) and Franklin Select Realty Trust (until 2000).
-------------------------------------------------------------------------------
Barbara J.      Vice            Since           Not             None
Green (57)      President       2000            Applicable
One Franklin
Parkway
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Vice President, Deputy General Counsel and Secretary, Franklin
Resources, Inc.; Secretary and Senior Vice President, Templeton
Worldwide, Inc.; Secretary, Franklin Advisers, Inc., Franklin
Advisory Services, LLC, Franklin Investment Advisory Services,
Inc., Franklin Mutual Advisers, LLC, Franklin Templeton
Alternative Strategies, Inc., Franklin Templeton Investor
Services, LLC, Franklin Templeton Services, LLC, Franklin
Templeton Distributors, Inc., Templeton Investment Counsel,
LLC, and Templeton/Franklin Investment Services, Inc.; and
officer of some of the other subsidiaries of Franklin
Resources, Inc. and of 51 of the investment companies in
Franklin Templeton Investments; and FORMERLY, Deputy Director,
Division of Investment Management, Executive Assistant and
Senior Advisor to the Chairman, Counselor to the Chairman,
Special Counsel and Attorney Fellow, U.S. Securities and
Exchange Commission (1986-1995); Attorney, Rogers & Wells
(until 1986); and Judicial Clerk, U.S. District Court (District
of Massachusetts) (until 1979).
-------------------------------------------------------------------------------
Michael O.      Vice            Since           Not             Director, FTI
Magdol (67)     President -     2002            Applicable      Banque, Arch
600 Fifth       AML                                             Chemicals, Inc.
Avenue          Compliance                                      and Lingnan
Rockefeller                                                     Foundation.
Center
New York, NY
10020-2302

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Vice Chairman, Chief Banking Officer and Director, Fiduciary Trust Company International; and officer and/or director, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 48 of the investment companies in Franklin Templeton Investments.
-------------------------------------------------------------------------------
Murray L.       Vice            Since           Not             None
Simpson (67)    President       2000            Applicable
One Franklin    and
Parkway         Secretary
San Mateo,
CA 94403-1906

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Executive Vice President and General Counsel, Franklin
Resources, Inc.; officer and/or director, as the case may be, of some of the subsidiaries of Franklin Resources, Inc. and of
51 of the investment companies in Franklin Templeton
Investments; and FORMERLY, Chief Executive Officer and Managing
Director, Templeton Franklin Investment Services (Asia) Limited
(until 2000); and Director, Templeton Asset Management Ltd.
(until 1999).
-------------------------------------------------------------------------------
Galen G.        Chief           Since           Not             None
Vetter (51)     Financial       May 2004        Applicable
500 East        Officer
Broward
Blvd.
Suite 2100
Fort
Lauderdale,
FL 33394-3091

PRINCIPAL OCCUPATION DURING PAST 5 YEARS:
Officer of 51 of the investment companies in Franklin Templeton Investments; Senior Vice President, Franklin Templeton Services, LLC; and FORMERLY, Managing Director, RSM McGladrey, Inc.; and Partner, McGladrey & Pullen, LLP.
-------------------------------------------------------------------------------


*We base the number of portfolios on each separate series of the U.S. registered investment companies within the Franklin Templeton Investments fund complex. These portfolios have a common investment adviser or affiliated investment advisers.


**Charles B. Johnson and Rupert H. Johnson, Jr. are considered to be interested persons of the Trust under the federal securities laws due to their positions as officers and directors and major shareholders of Franklin Resources, Inc., which is the parent company of the Trust's adviser and distributor.


Note: Charles B. Johnson and Rupert H. Johnson, Jr. are brothers.


Board members who are not interested persons of the Fund or the manager are not currently paid by the Trust although they may receive fees in the future. Board members who serve on the Audit Committee of the Trust and other funds in Franklin Templeton Investments receive a flat fee of $2,000 per committee meeting attended, a portion of which is allocated to the Trust. Members of a committee are not separately compensated for any committee meeting held on the day of Board meeting. Noninterested trustees also may serve as directors or trustees of other investment companies in Franklin Templeton Investments and may receive fees from these funds for their services. The fees payable to noninterested trustees by the Trust are subject to reductions resulting from fee caps limiting the amount of fees payable to trustees who serve on other boards within Franklin Templeton Investments. The following table provides the total fees paid to noninterested trustees by Franklin Templeton Investments.
-------------------------------------------------------------------------------




                                                      NUMBER OF BOARDS
                                     TOTAL FEES          IN FRANKLIN
                                   RECEIVED FROM    TEMPLETON INVESTMENTS
                                 FRANKLIN TEMPLETON       ON WHICH
NAME                                INVESTMENTS*        EACH SERVES**
--------------------------------------------------------------------------------
Frank H. Abbott, III                $179,599                 27
--------------------------------------------------------------------------------
Harris J. Ashton                    $369,700                 46
--------------------------------------------------------------------------------
S. Joseph Fortunato                 $369,700                 47
--------------------------------------------------------------------------------
Edith E. Holiday                    $297,707                 33
--------------------------------------------------------------------------------
Frank W.T. LaHaye                   $174,322                 29
--------------------------------------------------------------------------------
Gordon S. Macklin                   $369,700                 46
--------------------------------------------------------------------------------

*For the calendar year ended December 31, 2003.

**We base the number of boards on the number of U.S. registered investment companies in Franklin Templeton Investments. This number does not include the total number of series or portfolios within each investment company for which the Board members are responsible.


Noninterested Board members are reimbursed for expenses incurred in connection with attending Board meetings and are paid pro rata by each fund in Franklin Templeton Investments for which they serve as director or trustee. No officer or Board member received any other compensation, including pension or retirement benefits, directly or indirectly from the Fund or other funds in Franklin Templeton Investments. Certain officers or Board members who are shareholders of Franklin Resources, Inc. (Resources) may be deemed to receive indirect remuneration by virtue of their participation, if any, in the fees paid to its subsidiaries.


Board members historically have followed a policy of having substantial investments in one or more of the funds in Franklin Templeton Investments, as is consistent with their individual financial goals. In February 1998, this policy was formalized through adoption of a requirement that each Board member invest one-third of fees received for serving as a director or trustee of a Templeton fund in shares of one or more Templeton funds and one-third of fees received for serving as a director or trustee of a Franklin fund in shares of one or more Franklin funds until the value of such investments equals or exceeds five times the annual fees paid such Board member. Investments in the name of family members or entities controlled by a Board member constitute fund holdings of such Board member for purposes of this policy, and a three-year phase-in period applies to such investment requirements for newly elected Board members. In implementing such policy, a Board member's fund holdings existing on February 27, 1998, are valued as of such date with subsequent investments valued at cost.


The following tables provide the dollar range of equity securities beneficially owned by the Board members of the Trust on December 31, 2003.

INDEPENDENT BOARD MEMBERS
--------------------------------------------------------------------
                                                  AGGREGATE DOLLAR
                                                   RANGE OF EQUITY
                                                    SECURITIES IN
                                                      ALL FUNDS
                                                   OVERSEEN BY THE
                                                   BOARD MEMBER IN
                                                     THE FRANKLIN
                           DOLLAR RANGE OF EQUITY   TEMPLETON FUND
NAME OF BOARD MEMBER       SECURITIES IN THE FUND      COMPLEX
--------------------------------------------------------------------
Frank H. Abbott, III               None           Over $100,000
--------------------------------------------------------------------
Harris J. Ashton               $1 - $10,000       Over $100,000
--------------------------------------------------------------------
S. Joseph Fortunato            $1 - $10,000       Over $100,000
--------------------------------------------------------------------
Edith E. Holiday               $1 - $10,000       Over $100,000
--------------------------------------------------------------------
Frank W.T. LaHaye                  None           Over $100,000
--------------------------------------------------------------------
Gordon S. Macklin                  None           Over $100,000
--------------------------------------------------------------------


INTERESTED BOARD MEMBERS

--------------------------------------------------------------------
                                                  AGGREGATE DOLLAR
                                                  RANGE OF EQUITY
                                                 SECURITIES IN ALL
                                                 FUNDS OVERSEEN BY
                                                  THE BOARD MEMBER
                                                  IN THE FRANKLIN
                         DOLLAR RANGE OF EQUITY    TEMPLETON FUND
NAME OF BOARD MEMBER     SECURITIES IN THE FUND       COMPLEX
--------------------------------------------------------------------
Charles B. Johnson            Over $100,000      Over $100,000
--------------------------------------------------------------------
Rupert H. Johnson, Jr.            None           Over $100,000
--------------------------------------------------------------------


BOARD COMMITTEES The Board maintains two standing committees: the Audit Committee and the Nominating Committee. The Audit Committee is generally responsible for recommending the selection of the Trust's independent registered public accounting firm (auditors), including evaluating their independence and meeting with such auditors to consider and review matters relating to the Trust's financial reports and internal accounting. The Audit Committee is comprised of the following Independent Trustees of the Trust:
Frank H. Abbott, III, Edith E. Holiday, and Frank W.T. LaHaye. The Nominating Committee is comprised of the following Independent Trustees of the Trust:
Frank H. Abbot, III, Harris J. Ashton, S. Joseph Fortunato, Edith E. Holiday, Frank W.T. LaHaye and Gordon S. Macklin.


The Trust's Nominating Committee sets trustees' fees and is responsible for the nomination of trustees to the Board. When vacancies arise or elections are held, the Committee considers qualified nominees, including those recommended by shareholders who provide a written request to the Board, care of the Trust's address at:

P.O. Box 997151
Sacramento, CA 95899-9983


During the fiscal year ended July 31, 2004, the Audit Committee met six times and the Nominating Committee did not meet.


PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated the authority to vote proxies related to the portfolio securities held by the Fund to the Fund's manager Franklin Advisers, Inc. (Advisers) in accordance with the Proxy Voting Policies and Procedures (Policies) adopted by the manager.

The manager has delegated its administrative duties with respect to the voting of proxies to the Proxy Group within Franklin Templeton Companies, LLC (Proxy Group), an affiliate and wholly owned subsidiary of Franklin Resources, Inc. All proxies received by the Proxy Group will be voted based upon the manager's instructions and/or policies.


To assist it in analyzing proxies, the manager subscribes to Institutional Shareholder Services (ISS), an unaffiliated third party corporate governance research service that provides in-depth analyses of shareholder meeting agendas, vote recommendations, recordkeeping and vote disclosure services. In addition, the manager subscribes to Glass Lewis & Co., LLC (Glass Lewis), an unaffiliated third party analytical research firm, to receive analyses and vote recommendations on the shareholder meetings of publicly held U.S. companies. Although ISS' and/or Glass Lewis' analyses are thoroughly reviewed and considered in making a final voting decision, the manager does not consider recommendations from ISS, Glass Lewis or any other third party to be determinative of the manager's ultimate decision. The manager votes proxies solely in the interests of the Fund and its shareholders. As a matter of policy, the officers, trustees and employees of the Fund, the manager and the Proxy Group will not be influenced by outside sources whose interests conflict with the interests of the Fund and its shareholders. All conflicts are resolved in the interests of the manager's clients. In situations where the manager perceives a material conflict of interest, the manager may: disclose the conflict to the Fund's board of trustees; defer to the voting recommendation of the Fund's board of trustees, ISS, Glass Lewis or those of another independent third party provider of proxy services; or take such other action in good faith (in consultation with counsel) which would protect the interests of the Fund and its shareholders.


The recommendation of management on any issue is a factor which the manager considers in determining how proxies should be voted, but is not determinative of the manager's ultimate decision. As a matter of practice, the votes with respect to most issues are cast in accordance with the position of the company's management. Each issue, however, is considered on its own merits, and the manager will not support the position of the company's management in any situation where it deems that the ratification of management's position would adversely affect the investment merits of owning that company's shares.

MANAGER'S PROXY VOTING POLICIES AND PRINCIPLES

The manager has adopted general proxy voting guidelines, which are summarized below. These guidelines are not an exhaustive list of all the issues that may arise and the manager cannot anticipate all future situations. In all cases, each proxy will be considered based on the relevant facts and circumstances.

BOARD OF DIRECTORS. The manager supports an independent board of directors, and prefers that key committees such as audit, nominating, and compensation committees be comprised of independent directors. The manager will generally vote against management efforts to classify a board and will generally support proposals to declassify the board of directors. The manager may withhold votes from directors who have attended less than 75% of meetings without a valid reason. While generally in favor of separating Chairman and CEO positions, the manager will review this issue as well as proposals to restore or provide for cumulative voting on a case-by-case basis, taking into consideration factors such as the company's corporate governance guidelines or provisions and performance.


RATIFICATION OF AUDITORS. In light of several high profile accounting scandals, the manager will closely scrutinize the role and performance of auditors. On a case-by-case basis, the manager will examine proposals relating to non-audit relationships and non-audit fees. The manager will also consider, on a case-by-case basis, proposals to rotate auditors, and will vote against the ratification of auditors when there is clear and compelling evidence of accounting irregularities or negligence.

MANAGEMENT & DIRECTOR COMPENSATION. A company's equity-based compensation plan should be in alignment with its shareholders' long-term interests. The manager evaluates plans on a case-by-case basis by considering several factors to determine whether the plan is fair and reasonable, including the ISS quantitative model utilized to assess such plans and/or the Glass Lewis evaluation of the plans. The manager will generally oppose plans that have the potential to be excessively dilutive, and will almost always oppose plans that are structured to allow the repricing of underwater options, or plans that have an automatic share replenishment "evergreen" feature. The manager will generally support employee stock option plans in which the purchase price is at least 85% of fair market value, and when potential dilution is 10% or less.

Severance compensation arrangements will be reviewed on a case-by-case basis, although the manager will generally oppose "golden parachutes" that are considered to be excessive. The manager will normally support proposals that require a percentage of directors' compensation to be in the form of common stock, as it aligns their interests with those of shareholders. The manager will review on a case-by-case basis any shareholder proposals to adopt policies on expensing stock option plans.

ANTI-TAKEOVER MECHANISMS AND RELATED ISSUES. The manager generally opposes anti-takeover measures since they tend to reduce shareholder rights. On occasion, the manager may vote with management when the research analyst has concluded that the proposal is not onerous and would not harm the Fund or its shareholders' interests. The manager generally supports proposals that require shareholder rights' plans ("poison pills") to be subject to a shareholder vote and will closely evaluate such plans on a case-by-case basis to determine whether or not they warrant support. The manager will generally vote against any proposal to issue stock that has unequal or subordinate voting rights. The manager generally opposes any supermajority voting requirements as well as the payment of "greenmail." The manager generally supports "fair price" provisions and confidential voting.


CHANGES TO CAPITAL STRUCTURE. The manager will review, on a case-by-case basis, proposals by companies to increase authorized shares and the purpose for the increase and proposals seeking preemptive rights. The manager will generally not vote in favor of dual-class capital structures to increase the number of authorized shares where that class of stock would have superior voting rights. The manager will generally vote in favor of the issuance of preferred stock in cases where the company specifies the voting, dividend, conversion and other rights of such stock and the terms of the preferred stock issuance are deemed reasonable.

MERGERS AND CORPORATE RESTRUCTURING. Mergers and acquisitions will be subject to careful review by the research analyst to determine whether each will be beneficial to shareholders. The manager will analyze various economic and strategic factors in making the final decision on a merger or acquisition. Corporate restructuring and reincorporation proposals are also subject to a thorough examination on a case-by-case basis.

SOCIAL AND CORPORATE POLICY ISSUES. The manager will generally give management discretion with regard to social, environmental and ethical issues, although the manager may vote in favor of those that are believed to have significant economic benefits or implications for the Fund and its shareholders.

GLOBAL CORPORATE GOVERNANCE. Many of the tenets discussed above are applied to proxy voting decisions for international companies. However, the manager must be more flexible in these instances and must be mindful of the varied market practices of each region.

The manager will attempt to process every proxy it receives for all domestic and foreign proxies. However, there may be situations in which the manager cannot process proxies, for example, where a meeting notice was received too late, or sell orders preclude the ability to vote. The manager may abstain from voting under certain circumstances or vote against items such as "Other Business" when the manager is not given adequate information from the company.


Shareholders may view the complete Policies on-line at franklintempleton.com. Alternatively, shareholders may request copies of the Policies free of charge by calling the Proxy Group collect at 1-954-847-2268 or by sending a written request to: Franklin Templeton Companies, LLC, 500 East Broward Boulevard, Suite 1500, Fort Lauderdale, FL 33394, Attention: Proxy Group. Copies of the Fund's proxy voting records are available on-line at franklintempleton.com and posted on the SEC website at WWW.SEC.GOV and reflect the twelve-month period beginning July 1, 2003, and ending June 30, 2004.

INVESTMENT MANAGEMENT AND OTHER SERVICES
-------------------------------------------------------------------------------

INVESTMENT MANAGER AND SERVICES PROVIDED. The Fund's investment manager is Franklin Advisers, Inc. The manager provides investment research and portfolio management services, and selects the securities for the Fund to buy, hold or sell. The manager also selects the brokers who execute the Fund's portfolio transactions. The manager's provides periodic reports to the Board, which reviews and supervises the managers investment activities. To protect the Fund, the manager and its officers, directors and employees are covered by fidelity insurance.


The manager and its affiliates manage numerous other investment companies and accounts. The manager may give advice and take action with respect to any of the other funds it manages, or for its own account, that may differ from action taken by the manager on behalf of the Fund. Similarly, with respect to the Fund, the manager is not obligated to recommend, buy or sell, or to refrain from recommending, buying or selling any security that the manager and access persons, as defined by applicable federal securities laws, may buy or sell for its or their own account or for the accounts of any other fund. The manager is not obligated to refrain from investing in securities held by the Fund or other funds it manages. Because the manager is a subsidiary of a financial holding company (FHC) under the Gramm-Leach-Bliley Act of 1999, federal regulations applicable to FHCs may limit or restrict the Fund's ability to acquire or hold a position in a given security when it might otherwise be advantageous for the Fund to acquire or hold that security.

The Fund, its manager and principal underwriter have each adopted a code of ethics, as required by federal securities laws. Under the code of ethics, employees who are designated as access persons may engage in personal securities transactions, including transactions involving securities that are being considered for the Fund or that are currently held by the Fund, subject to certain general restrictions and procedures. The personal securities transactions of access persons of the Fund, its manager and principal underwriter will be governed by the code of ethics. The code of ethics is on file with, and available from, the SEC.

During the past fiscal year, the Board, including a majority of noninterested or independent trustees, approved renewal of the Fund's management agreement. In reaching this decision, the Board took into account information furnished throughout the year at regular Board meetings, as well as information specifically furnished for a Board meeting held annually to specifically consider such renewal. Information furnished throughout the year included reports on the Fund's investment performance, expenses, portfolio composition and sales and redemptions, along with related financial statements, information about the scope and quality of services provided by the manager and its affiliates, as well as periodic reports relating to compliance with the Fund's investment policies and restrictions. The information furnished annually to the Board also included special reports prepared by an independent third party analyst comparing the Fund's investment performance and expenses with those of other mutual funds deemed comparable to the Fund as selected by the independent third party analyst as well as information relating to the manager's profitability.


In considering such materials, the independent Board members received assistance and advice from and met separately with independent counsel. Based upon its review of such materials and information together with such other information as it deemed relevant, the Board, including a majority of independent trustees, concluded that continuance of the management agreement was appropriate and in the best interest of Fund shareholders. In reaching this decision, the Board took into account a combination of factors, including the following:


o PERFORMANCE. Performance of the Fund was considered in reference to a peer group of closed-end loan participation funds as selected by the independent third party analyst. In evaluating performance, attention was given to both the short term and long term performance of the Fund in comparison with this peer group, in comparison to those particular indices relevant to closed-end loan participation funds, and to the Fund's compliance with its specific investment goal and investment restrictions.

o EXPENSES. In considering the reasonableness of expenses, consideration was given to the advisory fee level and breakpoints charged the Fund in relation to those within the relevant peer group of closed-end loan participation funds, as selected by the independent third party analyst. Emphasis is placed on the Fund's overall comparative expense ratio within such peer group in view of the various other functions, such as underwriting, transfer agency and shareholder servicing provided the Fund under separate agreements with the manager and its affiliates, and the manager's management of custodian relationships.

o QUALITY OF SERVICES. In considering the scope and quality of investment management services, consideration was given to the manager's continuing need to attract and retain qualified investment management staff, the portfolio research and management process, and the record of compliance with Fund investment policies and restrictions, as well as the code of ethics which governs personal securities trading by Fund management. Consideration was also given to the scope and quality of the various other functions, such as underwriting, transfer agency and shareholder servicing provided the Fund under separate agreements with the manager and its affiliates. In performing this evaluation, the Board considers factors such as the level of expenditures in and improvements and enhancements of services provided, as well as data and reports evidencing or measuring the various levels of services provided. In addition to third party data and reports, the trustees, all of whom have significant investments in one or more of the Franklin Templeton family of funds, check on and informally report from time to time on, the level of service personally experienced by them as shareholders. The Board also considered the benefit to Fund shareholders of investing in a fund that is part of a large family of funds offering a variety of investment choices and shareholder services.

o MANAGER'S PROFITABILITY. The trustees considered the manager's level of profitability in providing management and other services to the Franklin Templeton funds, including the Fund. In doing so, the trustees considered materials and reports prepared annually by the manager that address profitability from its overall U.S. fund business, as well as from services provided to the individual funds, including the Fund. The Board reviews and discusses in detail the basis on which such reports are prepared and reviews the reasonableness of the cost allocation methodology utilized by the Fund's independent auditors. The Board also considers the extent to that the manager may potentially achieve economies of scale and possibly derive other ancillary benefits from Fund operations, including the allocation of Fund brokerage and the use of "soft" commission dollars to pay for research and other similar services. The trustees also considered the manager's profitability in comparison with available industry data.

MANAGEMENT FEES. The Fund pays its own operating expenses. These expenses include the manager's management fees; taxes, if any; custodian, legal and auditing fees; the fees and expenses of Board members who are not members of, affiliated with, or interested persons of the manager; fees of any personnel not affiliated with the manager; insurance premiums; trade association dues; expenses of obtaining quotations for calculating the Fund's Net Asset Value; and printing and other expenses that are not expressly assumed by the manager.

The Fund pays the manager a fee equal to an annual rate of 0.80% of the average daily net assets of the Fund. The fee is computed daily according to the terms of the management agreement.

For the last three fiscal years ended July 31, the Fund paid the following management fees:


                        MANAGEMENT
                        FEES PAID ($)/1
-------------------------------------------
2004                    9,108,284
2003                    10,375,588
2002                    17,761,855

1. Management fees before any advance waiver totaled $9,562,826, $11,042,148, and $18,329,053, for 2004, 2003 and 2002 respectively. Under an agreement by the manager to reduce its fees to reflect reduced services resulting from the Fund's investments in a Franklin Templeton money fund, the Fund paid the management fees shown.

ADMINISTRATIVE SERVICES. FT Services provides certain administrative services and facilities for the Fund. These include preparing and maintaining books, records, and tax and financial reports, and monitoring compliance with regulatory requirements. FT Services is an indirect, wholly owned subsidiary of Resources and is an affiliate of the Fund's manager and principal underwriter.


The Fund pays FT Services a monthly fee equal to an annual rate of 0.15% of the Fund's average daily net assets up to $200 million, 0.135% of average daily net assets over $200 million up to $700 million, 0.10% of average daily net assets over $700 million up to $1.2 billion, and 0.075% of average daily net assets over $1.2 billion.

During the last three fiscal years ended July 31, the Fund paid FT Services the following administrative fees:


                        ADMINISTRATIVE
                        FEES PAID ($)
 ------------------------------------------
 2004                   1,468,293
 2003                   1,608,964
 2002                   2,293,349

SHAREHOLDER SERVICING AGENT. Investor Services may also pay servicing fees, that will be reimbursed by the Fund, in varying amounts to certain financial institutions (primarily to help offset their costs associated with client account maintenance support, statement preparation and transaction processing) that (i) maintain omnibus accounts with the Fund in the institution's name on behalf of numerous beneficial owners of Common Shares who are either direct clients of the institution or are participants in an Employer Sponsored Retirement Plan for which the institution, or its affiliate, provides participant level record keeping services (called "Beneficial Owners"); or (ii) provide support for Fund shareholder accounts by sharing account data with Investor Services through the National Securities Clearing Corporation (NSCC) networking system. In addition to servicing fees received from the Fund, these financial institutions also may charge a fee for their services directly to their clients. Investor Services will also receive a fee from the Fund for services provided in support of Beneficial Owners and NSCC networking system accounts.


CUSTODIAN. Bank of New York, Mutual Funds Division, 100 Church Street, New York, NY 10286, acts as custodian of the securities and other assets of the Fund. The custodian does not participate in decisions relating to the purchase and sale of portfolio securities.


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. PricewaterhouseCoopers LLP, 333 Market Street, San Francisco, CA 94105, is the Fund's independent auditor. The Independent Registered Public Accounting Firm audits the financial statements included in the Trust's Annual Report to Shareholders.



HOW DOES THE FUND
BUY SECURITIES FOR ITS PORTFOLIO?
-------------------------------------------------------------------------------

The manager selects brokers and dealers to execute the Fund's portfolio transactions in accordance with criteria set forth in the management agreement and any directions that the Board may give.


When placing a portfolio transaction, the trading department of the manager seeks to obtain "best execution" -- the best combination of high quality transaction execution services, taking into account the services and products to be provided by the broker or dealer, and low relative commission rates with the view of maximizing value for the Fund and its other clients. For most transactions in equity securities, the amount of commission paid is negotiated between the manager and the broker executing the transaction. The determination and evaluation of the reasonableness of the brokerage commissions paid are based to a large degree on the professional opinions of the persons within the trading department of the manager responsible for placement and review of the transactions. These opinions are based on the experience of these individuals in the securities industry and information available to them about the level of commissions being paid by other institutional investors. The manager may also place orders to buy and sell equity securities on a principal rather than agency basis if the manager believes that trading on a principal basis will provide best execution. Purchases of portfolio securities from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include a spread between the bid and ask price.

The manager may cause the Fund to pay certain brokers commissions that are higher than those another broker may charge, if the manager determines in good faith that the amount paid is reasonable in relation to the value of the brokerage and research services it receives. This may be viewed in terms of either the particular transaction or the manager's overall responsibilities to client accounts over which it exercises investment discretion. The brokerage commissions that are used to acquire services other than brokerage are known as "soft dollars." Research provided can be either proprietary (created and provided by the broker-dealer, including tangible research products as well as access to analysts and traders) or third-party (created by a third party but provided by the broker-dealer). To the extent permitted by applicable law, the manager may use soft dollars to acquire both proprietary and third party research.

The research services that brokers may provide to the manager include, among others, supplying information about particular companies, markets, countries, or local, regional, national or transnational economies, statistical data, quotations and other securities pricing information, and other information that provides lawful and appropriate assistance to the manager in carrying out its investment advisory responsibilities. These services may not always directly benefit the Fund. They must, however, be of value to the manager in carrying out its overall responsibilities to its clients.

It is not possible to place an accurate dollar value on the special execution or on the research services the manager receives from dealers effecting transactions in portfolio securities. The allocation of transactions to obtain additional research services allows the manager to supplement its own research and analysis activities and to receive the views and information of individuals and research staffs from many securities firms. The receipt of these products and services do not reduce the manager's research activities in providing investment advice to the Fund.

As long as it is lawful and appropriate to do so, the manager and its affiliates may use this research and data in their investment advisory capacities with other clients.

Because Franklin Templeton Distributors, Inc. (Distributors) is a member of the National Association of Securities Dealers, Inc., it may sometimes receive certain fees when the Fund tenders portfolio securities pursuant to a tender-offer solicitation. To recapture brokerage for the benefit of the Fund, any portfolio securities tendered by the Fund will be tendered through Distributors if it is legally permissible to do so. In turn, the next management fee payable to the manager will be reduced by the amount of any fees received by Distributors in cash, less any costs and expenses incurred in connection with the tender.

If purchases or sales of securities of the Fund and one or more other investment companies or clients supervised by the manager are considered at or about the same time, transactions in these securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by the manager, taking into account the respective sizes of the accounts and the amount of securities to be purchased or sold. In some cases this procedure could have a detrimental effect on the price or volume of the security so far as the Fund is concerned. In other cases it is possible that the ability to participate in volume transactions may improve execution and reduce transaction costs to the Fund.


During the last three fiscal years ended July 31, the Fund paid the following brokerage commissions:


                        BROKERAGE
                        COMMISSIONS ($)
 ------------------------------------------
 2004                   63,129
 2003                  131,184
 2002                   87,142

As of July 31, 2004, the Fund did not own securities of its regular broker-dealers.


HOW DO I BUY AND EXCHANGE COMMON SHARES?
-------------------------------------------------------------------------------

The Fund continuously offers Common Shares through Securities Dealers who have an agreement with Distributors.

Securities laws of states where the Fund offers Common Shares may differ from federal law. Banks and financial institutions that sell Common Shares of the Fund may be required by state law to register as Securities Dealers.

When you buy Common Shares, if you submit a check or a draft that is returned unpaid to the Fund we may impose a $10 charge against your account for each returned item.


DEALER COMPENSATION

Distributors and/or its affiliates may make the following additional payments out of its own assets to securities dealers that sell shares of Franklin Templeton funds:

MARKETING SUPPORT PAYMENTS. Distributors may make payments to certain dealers who are holders or dealers of record for accounts in one or more of the Franklin Templeton funds. A dealer's marketing support services may include business planning assistance, advertising, educating dealer personnel about the Franklin Templeton funds and shareholder financial planning needs, placement on the dealer's list of offered funds, and access to sales meetings, sales representatives and management representatives of the dealer. Distributors compensates dealers differently depending upon, among other factors, sales and assets levels, redemption rates and the level and/or type of marketing and educational activities provided by the dealer.

Except as described below, in the case of any one dealer, marketing support payments will not exceed the sum of 0.10% of that dealer's current year's total sales of Franklin Templeton mutual funds and 0.05% (or 0.03%) of the total assets, respectively, of equity or fixed income funds attributable to that dealer, on an annual basis.

TRANSACTION SUPPORT PAYMENTS. The types of payments that Distributors may make under this category include, among others, payment of ticket charges of up to $20 per purchase or exchange order placed by a dealer or one time payments for ancillary services such as setting up funds on a dealer's mutual fund trading system.

OTHER PAYMENTS. From time to time, Distributors, at its expense, may provide additional compensation to dealers which sell or arrange for the sale of shares of the Fund(s). Such compensation may include financial assistance to dealers that enable Distributors to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client and investor events and other dealer-sponsored events. These payments may vary depending upon the nature of the event.

Distributors routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Franklin Templeton funds and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in Franklin Templeton funds, however, are more likely to be considered. To the extent permitted by their firm's policies and procedures, registered representatives' expenses in attending these meetings may be covered by Distributors.

Other compensation may be offered to the extent not prohibited by state laws or any self-regulatory agency, such as the NASD. Distributors makes payments for events it deems appropriate, subject to Distributors guidelines and applicable law.

You can ask your dealer for information about any payments it receives from Distributors and any services provided.


ADDITIONAL INFORMATION ON EXCHANGING COMMON SHARES

As described in "Exchanges" in the Prospectus, the ability to exchange Common Shares is subject to certain qualifications. If you request the exchange of the total value of your account, accrued but unpaid income dividends and capital gain distributions will be reinvested in the Fund at the Net Asset Value on the date of the exchange, and then the entire share balance will be exchanged into the new fund. Backup withholding and information reporting may apply. Information regarding the possible tax consequences of an exchange is included in the tax section in this SAI and in the Prospectus.

If a substantial number of shareholders should tender their Common Shares in a Repurchase Offer with a request for an exchange, the Fund might have to sell portfolio securities it might otherwise hold and incur the additional costs related to such transactions. On the other hand, increased use of the exchange privilege may result in periodic large inflows of money. If this occurs, it is the Fund's general policy to initially invest this money in short-term, interest-bearing money market instruments, unless it is believed that attractive investment opportunities consistent with the Fund's investment goal exists immediately. Money initially invested in short-term money market instruments will then be withdrawn and invested in portfolio securities in as orderly a manner as is possible when attractive investment opportunities arise.

The proceeds from the sale of shares of an investment company generally are not available until the seventh day following the sale. The funds you are seeking to exchange into may delay issuing shares pursuant to an exchange until that seventh day. The tender of Common Shares to complete an exchange will be effected at Net Asset Value as of the close of the NYSE on the Repurchase Pricing Date of the repurchase Tender Offer if the request for exchange is received in proper form prior to the close of the NYSE on the Repurchase Request Deadline. The exchange of Common Shares is subject to certain restrictions. See "Exchanges" in the Prospectus.

GENERAL INFORMATION

If dividend checks are returned to the Fund marked "unable to forward" by the postal service, we will consider this a request by you to change your dividend option to reinvest all distributions. The proceeds will be reinvested in additional Common Shares at Net Asset Value until we receive new instructions.

Distribution or repurchase checks sent to you do not earn interest or any other income during the time the checks remain uncashed. Neither the Fund nor its affiliates will be liable for any loss caused by your failure to cash such checks. The Fund is not responsible for tracking down uncashed checks, unless a check is returned as undeliverable.

In most cases, if mail is returned as undeliverable we are required to take certain steps to try to find you free of charge. If these attempts are unsuccessful, however, we may deduct the costs of any additional efforts to find you from your account. These costs may include a percentage of the account when a search company charges a percentage fee in exchange for its location services.

All checks, drafts, wires and other payment mediums used to buy Common Shares of the Fund must be denominated in U.S. dollars. We may, in our sole discretion, either (a) reject any order to buy Common Shares denominated in any other currency or (b) honor the transaction or make adjustments to your account for the transaction as of a date and with a foreign currency exchange factor determined by the drawee bank. We may deduct any applicable banking charges imposed by the bank from your account.



Certain shareholder servicing agents may be authorized to accept your transaction request.


For institutional and bank trust accounts, there may be additional methods of buying or selling Common Shares than those described in this SAI or in the prospectus. Institutional and bank trust accounts include accounts opened by or in the name of a person (includes a legal entity or an individual) that has signed an Institutional Account Application or Bank Trust Account Application accepted by Franklin Templeton Institutional, LLC or entered into a selling agreement and/or servicing agreement with Distributors or Investor Services. For example, the Fund permits the owner of an institutional account to make a same day wire purchase if a good order purchase request is received (a) before the close of the New York Stock Exchange (NYSE) or (b) through the National Securities Clearing Corporation's automated system for processing purchase orders (Fund/SERV), even though funds are delivered by wire after the close of the NYSE. If funds to be wired are not received as scheduled, the purchase order may be cancelled or reversed and the institutional account owner could be liable for any losses or fees the Fund, Distributors and/or Investor Services may incur.


HOW ARE COMMON SHARES VALUED?
-------------------------------------------------------------------------------

The Fund calculates the Net Asset Value per share as of the close of the NYSE, normally 1:00 p.m. Pacific time, each day that the NYSE is open for trading. The Fund does not calculate the Net Asset Value on days the NYSE is closed for trading, which includes New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

For the purposes of determining the Net Asset Value of Common Shares, the Fund's cash and uninvested assets plus the value of the securities and any other assets (including interest accumulated but not yet received) held by the Fund minus all liabilities (including accrued expenses) is divided by the total number of Common Shares outstanding at such time. Expenses, including the fees payable to the manager, are accrued daily.

The manager, subject to guidelines adopted and periodically reviewed by the Board, values Corporate Loans and Corporate Debt Securities, for which there are no readily available market quotations, at fair value, which approximates market value. In valuing a Corporate Loan or Corporate Debt Security, the manager considers, among other factors, (i) the creditworthiness of the Borrower and any Intermediate Participants, (ii) the current interest rate period until next interest rate reset and maturity of the Corporate Loan or Corporate Debt Security, (iii) recent prices in the market for instruments of similar quality, rate, and (iv) the period until next interest rate reset and maturity. The manager believes that Intermediate Participants selling Corporate Loans or otherwise involved in a Corporate Loan transaction may tend, in valuing Corporate Loans for their own accounts, to be less sensitive to interest rate and credit quality changes and, accordingly, the manager may not rely solely on such valuations in valuing the Corporate Loans for the Fund's account.

In addition, in valuing the Corporate Loan and Corporate Debt Securities held by the Fund, the manager may also consider available prices or quotations, if any, provided by banks, dealers or pricing services which may represent the prices at which secondary market transactions in the Corporate Loans and Corporate Debt Securities have or could have occurred. Because the secondary market in Corporate Loans and Corporate Debt Securities has not fully developed, the manager currently may not rely solely on such prices or quotations. To the extent that an active secondary market in Corporate Loans and Corporate Debt Securities develops to a reliable degree, or exists in similar loans or instruments, the manager may rely to an increasing extent on such prices and quotations. When the manager relies on such prices and quotations, it values Corporate Loans and Corporate Debt Securities at the mean between the bid and asked price as provided by available pricing sources.

Non-loan portfolio securities (other than short-term obligations but including listed issues) may be valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, non-loan portfolio securities are valued at the last sale price on the exchange that is the primary market for such securities, or the mean between the bid and the asked price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day.

The value of interest rate swaps, caps and floors is determined in accordance with a formula and then confirmed periodically by obtaining a bank quotation. Positions in options are valued at the last sale price on the market where any such option is principally traded. Obligations with remaining maturities of 60 days or less are valued at amortized cost unless this method no longer produces fair valuations. Repurchase agreements are valued at cost plus accrued interest. Rights or warrants to acquire stock or stock acquired pursuant to the exercise of a right or warrant, may be valued taking into account various factors such as original cost to the Fund, earnings and net worth of the issuer, market prices for securities of similar issuers, assessment of the issuer's future prosperity, liquidation value or third party transactions involving the issuer's securities. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Board.


ADDITIONAL INFORMATION ON DISTRIBUTIONS AND TAXES
-------------------------------------------------------------------------------

DISTRIBUTIONS OF NET INVESTMENT INCOME The Fund receives income generally in the form of dividends and interest on its investments. This income, less expenses incurred in the operation of the Fund, constitutes the Fund's net investment income from which dividends may be paid to you. If you are a taxable investor, any income dividends (other than qualified dividends) the Fund pays are taxable to you as ordinary income. A portion of the income dividends paid to you may be qualified dividends eligible to be taxed at reduced rates. A portion of the income dividends may also be designated as interest-related or short-term capital gain dividends that will not be subject to non-resident alien withholding for most non-U.S. investors. See the materials in this section for more information on qualified, interest-related and short-term capital gain dividends.

DISTRIBUTIONS OF CAPITAL GAINS The Fund may realize capital gains and losses on the sale of its portfolio securities.

Distributions of short-term capital gains are taxable to you as ordinary income. Distributions of long-term capital gains are taxable to you as long-term capital gains, regardless of how long you have owned your Common Shares. Any net capital gains realized by the Fund generally are distributed once each year, and may be distributed more frequently, if necessary, to reduce or eliminate excise or income taxes on the Fund.

Capital gain dividends and any net long-term capital gains you realize from the sale of Fund shares are subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal income tax brackets). For individuals in the 10% and 15% tax brackets, the rate for net long-term capital gains realized in calendar year 2008 is further reduced from 5% to 0%.

INVESTMENTS IN FOREIGN SECURITIES The next two paragraphs describe tax considerations that are applicable to the Fund's investments in foreign securities.


EFFECT OF FOREIGN WITHHOLDING TAXES. To the extent that the Fund invests in foreign securities, it may be subject to foreign withholding taxes on income from certain of these securities. This, in turn, could reduce the Fund's income dividends paid to you.

EFFECT OF FOREIGN DEBT INVESTMENTS AND HEDGING ON DISTRIBUTIONS. Most foreign exchange gains realized on the sale of debt securities are treated as ordinary income by the Fund. Similarly, foreign exchange losses realized on the sale of debt securities generally are treated as ordinary losses. These gains when distributed are taxable to you as ordinary income, and any losses reduce the Fund's ordinary income otherwise available for distribution to you. THIS TREATMENT COULD INCREASE OR DECREASE THE FUND'S ORDINARY INCOME DISTRIBUTIONS TO YOU, AND MAY CAUSE SOME OR ALL OF THE FUND'S PREVIOUSLY DISTRIBUTED INCOME TO BE CLASSIFIED AS A RETURN OF CAPITAL. A return of capital generally is not taxable to you, but reduces the tax basis of your shares in the Fund. Any return of capital in excess of your basis, however, is taxable as a capital gain.


INFORMATION ON THE AMOUNT AND TAX CHARACTER OF DISTRIBUTIONS The Fund will inform you of the amount of your income dividends and capital gain distributions at the time they are paid, and will advise you of their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not owned your Common Shares for a full year, the Fund may designate and distribute to you, as ordinary income, qualified dividends, interest-related dividends or capital gains, a percentage of income that may not be equal to the actual amount of each type of income earned during the period of your investment in the Fund. Distributions declared in December but paid in January are taxable to you as if paid in December.

ELECTION TO BE TAXED AS A REGULATED INVESTMENT COMPANY The Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (Code). It has qualified as a regulated investment company for its most recent fiscal year, and intends to continue to qualify during the current fiscal year. To remain qualified, it must meet certain qualification tests as specified by the Code, including distributing at least 90% of its fiscal year income. The Fund's limitation on its ability to declare and pay cash dividends and other distributions on its Common Shares may impair its ability to maintain its qualification as a regulated investment company. As a regulated investment company, the Fund generally pays no federal income tax on the income and gains it distributes to you. If the Fund were no longer qualified, it would be subject to federal, and possibly state, corporate taxes on its taxable income and gains, and distributions to you would be taxed as dividend income to the extent of the Fund's earnings and profits.

EXCISE TAX DISTRIBUTION REQUIREMENTS To avoid federal excise taxes, the Code requires the Fund to distribute to you by December 31 of each year, at a minimum, the following amounts:

o  98% of its taxable ordinary income earned during the calendar year;

o 98% of its capital gain net income earned during the twelve month period ending October 31; and

o 100% of any undistributed amounts of these categories of income or gain from the prior year.

While the Fund intends to declare and pay these distributions in December (or to pay them in January, in which case you must treat them as received in December), it can give no assurances that its distributions will be sufficient to eliminate all taxes. The Fund's limitation on its ability to declare and pay cash dividends and other distributions on its Common Shares may impair its ability to avoid these federal excise taxes.

SALES OF FUND SHARES A tender of your Common Shares for repurchase and exchanges of your Common Shares for shares in another Franklin Templeton fund are taxable transaction for federal and state income tax purposes. In general, the tax law requires that you recognize a gain or loss in an amount equal to the difference between your tax basis and the repurchase proceeds you receive in exchange for your Common Shares, subject to the rules described below. If you hold your Common Shares as a capital asset, the gain or loss that you realize will be capital gain or loss and will be long-term or short-term, generally depending on how long you have held your Common Shares. Any loss incurred on the sale or exchange of Common Shares owned for six months or less is treated as a long-term capital loss to the extent of any long-term capital gains distributed to you by the Fund on those Common Shares. All or a portion of any loss that you realize on the repurchase or exchange of your Common Shares is disallowed to the extent that you buy other Common Shares in the Fund within 30 days before or after you tender your Common Shares. Any loss disallowed under these rules is added to your tax basis in the new Common Shares you buy.

If, however, you tender for repurchase or exchange less than all of your Common Shares in the Fund, other rules may apply. In general, a tender or exchange of less than all of your Common Shares will be treated as a sale or exchange of your Common Shares, if the repurchase or exchange is a distribution that is "substantially disproportionate," or is treated as a distribution that is "not essentially equivalent to a dividend." A "substantially disproportionate" distribution generally requires a reduction of more than 20% in the shareholders' proportionate interest in the Fund after all Common Shares are tendered. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the shareholder's interest, which should be the case if the shareholder has a minimal interest in the Fund, exercises no control over Fund affairs, and suffers a reduction in his or her proportionate interest. Under attribution rules, you may be considered to own stock owned by certain members of your family and others in making the percentage ownership determinations. If a tender of less than all of your Common Shares does not qualify for sale or exchange treatment, the purchase proceeds may be treated as a deemed dividend distribution.

The Fund intends to take the position that tendering shareholders will qualify for sale or exchange treatment. If the transaction is treated as a sale or exchange for tax purposes, any gain or loss recognized would be treated as a capital gain or loss by shareholders who hold their Common Shares as a capital asset. The individual tax rate on any gain from a tender of your Common Shares for repurchase or exchange will depend on your marginal tax rate and on how long you have held your Common Shares.

If the transaction is not treated as a sale or exchange, the amount received upon a tender of Common Shares may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and your tax basis in your Common Shares. There is also a risk that non-tendering shareholders may be considered to have received a deemed distribution that may be a taxable dividend in whole or in part.

NON-U.S. INVESTORS Non-U.S. investors may be subject to U.S. withholding or estate tax, and are subject to special U.S. tax certification requirements. The United States imposes a flat 30% withholding tax (or a tax at a lower treaty rate) on ordinary dividend income paid by the Fund to non-U.S. investors. Capital gain distributions paid by the Fund from net long-term capital gains are generally exempt from withholding. The American Jobs Creation Act of 2004 (2004 Tax Act) exempts from this withholding tax dividends paid by a fund from interest income and net short-term capital gains to the extent that such income would be exempt if earned directly by the non-U.S. investor. Thus, capital gain distributions paid out of net long-term capital gains, and ordinary income dividends paid out of net short-term capital gains (other than certain gains realized on the disposition of U.S. real property interests) are not subject to U.S. tax withholding unless one of the following conditions apply:


o the gain is effectively connected with the conduct of a trade or business in the United States,
o you are a non-resident alien individual present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which you receive the distributions, or
o as a non-U.S. investor, you have failed to meet your non-U.S. tax certification requirements, and are therefore subject to backup withholding.

Similarly, interest-related dividends paid by the Fund from qualified interest income are not subject to U.S. withholding tax. The aggregate amount the Fund may designate as an interest-related dividend is limited to the Fund's qualified net interest income less allocable expenses. "Qualified interest income" includes, in general: 1) bank deposit interest, 2) short-term original issue discount (OID), 3) interest (including OID, market or acquisition discount) on an obligation in registered form (unless it is earned on an obligation issued by a corporation or partnership in which the Fund is a 10-percent shareholder or partner), and 4) any interest-related dividend passed through from another regulated investment company. Payments of U.S.-sourced interest that are effectively connected with a U.S. trade or business are not allowed this exemption.

Ordinary dividends paid by the Fund to non-U.S. investors on the income earned on portfolio investments in (i) the stock of domestic and foreign corporations, and (ii) the debt of foreign issuers continue to be subject to U.S. withholding tax.

These interest-related and short-term capital gain dividend withholding tax exemptions are effective for dividends paid with respect to income earned in taxable years of the Fund beginning August 1, 2005 and ending before August 1, 2008.

The 2004 Tax Act also provides a partial exemption from U.S. estate tax for shares in the Fund held by an estate of a non-resident decedent. The amount treated as exempt is based on the proportion of the assets held by the Fund at the end of the quarter immediately preceding the decedent's death that are treated as property generating qualified interest income. This provision applies to decedents dying after December 31, 2004 and before January 1, 2008.

BACKUP WITHHOLDING By law, the Fund must withhold a portion of your taxable distributions and sales proceeds unless you:

o  provide your correct social security or taxpayer identification number,
o  certify that this number is correct,
o  certify that you are not subject to backup withholding, and
o  certify that you are a U.S. person (including a U.S. resident alien).

The Fund also must withhold if the IRS instructs it to do so. When withholding is required, the amount will be 28% of any distributions or proceeds paid.

Non-U.S. Investors have special U.S. tax certification requirements to both avoid non-resident alien and backup withholding. If properly completed, a non-U.S. investor's tax certification will allow the investor to avoid backup withholding on all Fund distributions and on the proceeds received from the sale of Fund shares, to claim the withholding tax exemptions for interest-related and short-term capital gain dividends, and on any other dividends, to claim a reduced rate of withholding available under the treaty between the non-U.S. investor's country of residence and the United States. To claim these tax benefits, the non-U.S. investor must provide a complete Form W-8BEN (or substitute form) to establish his or her status as an non-U.S. investor, to claim beneficial ownership over the assets in the account, and to claim, if applicable, a reduced rate of or exemption from tax withholding under the applicable treaty. A Form W-8BEN provided without a U.S. taxpayer identification number remains in effect for a period of three years beginning on the date that it is signed and ending on the last day of the third succeeding calendar year. However, non-U.S. investors must advise the Fund of any changes of circumstances that would render the information given on the form incorrect, and must then provide a new W-8BEN to avoid the prospective application of backup withholding. Forms W-8BEN with U.S. taxpayer identification numbers remain valid indefinitely, or until the investor has a change of circumstances that renders the form incorrect and necessitates a new form and tax certification.


U.S. GOVERNMENT SECURITIES The income earned on certain U.S. government securities is exempt from state and local personal income taxes if earned directly by you. States also grant tax-free status to mutual fund dividends paid to you from interest earned on these securities, subject in some states to minimum investment or reporting requirements that must be met by a fund. The income on Fund investments in certain securities, such as repurchase agreements, commercial paper and federal agency-backed obligations (e.g., Ginnie Mae and Fannie Mae securities), generally does not qualify for tax-free treatment. The rules on exclusion of this income are different for corporations.


QUALIFIED DIVIDENDS For individual shareholders, a portion of the dividends paid by the Fund may be qualified dividend income eligible for taxation at the 15% long-term capital gain rate (5% for individuals in the 10% and 15% federal rate brackets).

In general, income dividends from dividends received by the Fund from domestic corporations and qualified foreign corporations will be permitted this favored federal tax treatment. Income dividends from interest earned by the Fund on debt securities and dividends received from unqualified foreign corporations will continue to be taxed at the higher ordinary income tax rates.

After the close of its fiscal year, the Fund will designate the portion of its ordinary dividend income that meets the definition of qualified dividend income taxable at reduced rates. Because the Fund's principal investment goal is to earn a high level of current income from its investments in senior corporate loans and debt securities, and it currently has a substantial percentage of its investment assets in debt securities, it is anticipated that this percentage of qualified dividend income will be small.

INTEREST-RELATED AND SHORT-TERM CAPITAL GAIN DIVIDENDS The 2004 Tax Act contains provisions that allows regulated investment companies to designate distributions of qualified interest income and short-term capital gains as exempt from U.S. withholding tax when paid to non-U.S. investors. See the discussion above under Non-U.S. investors for more information on these dividends.

SUNSETTING OF PROVISIONS. The special provisions dealing with qualified dividend income, and the reduced rate of taxation of long-term capital gains that were adopted as part of the 2003 Tax Act are scheduled to sunset after 2008, unless extended or made permanent before that date. If these rules do sunset, the prior rates of taxation of DIVIDENDS (as ordinary income) under the 2001 Tax Act will again apply for 2009 and 2010, and will then sunset and be replaced (unless these provisions are extended or made permanent) with income tax rates and provisions in effect prior to the effective date of the 2001 Tax Act. If the 2003 Tax Act changes do sunset in 2008, the rules on taxation of CAPITAL GAINS that were in effect prior to the 2003 Tax Act, including provisions for the taxation of five-year gains, will again be effective for 2009 and later years.

The provisions dealing with interest-related dividends and short-term capital gain dividends that were adopted in the 2004 Tax Act are scheduled to sunset in taxable years beginning in 2008, unless extended or made permanent before the sunset provisions become effective. If these rules do sunset, non-U.S. investors will again be subject to non-resident withholding taxes on any ordinary dividends (including short-term capital gain dividends) that they receive.

The provisions dealing with a partial exemption from U.S. estate tax that were contained in the 2004 Tax Act are scheduled to sunset on December 31, 2007, unless extended or made permanent before this date.

DIVIDENDS-RECEIVED DEDUCTION FOR CORPORATIONS For corporate shareholders, a portion of the dividends paid by the Fund may qualify for the dividends-received deduction. This deduction generally is available to corporations for dividends paid by a fund out of income earned on its investments in domestic corporations. Because the income of the Fund primarily is derived from investments earning interest rather than dividend income, generally none or only a small percentage of its income dividends will be eligible for the corporate dividends-received deduction.

INVESTMENT IN COMPLEX SECURITIES The Fund may invest in complex securities that could require it to adjust the amount, timing and/or tax character (ordinary or capital) of gains and losses it recognizes on these investments. This, in turn, could affect the amount, timing and/or tax character of income distributed to you. For example,

TAX STRADDLES. The Fund's investment in interest rate or foreign currency contracts, or in a position with respect to substantially similar or related property in connection with certain hedging transactions could cause it to hold offsetting positions in securities. If the Fund's risk of loss with respect to specific securities in its portfolio is substantially diminished by the fact that it holds other securities, the Fund could be deemed to have entered into a tax "straddle" or to hold a "successor position" that would require any loss realized by it to be deferred for tax purposes.

SECURITIES PURCHASED AT DISCOUNT. The Fund is permitted to invest in securities issued or purchased at a discount, such as zero coupon, step-up or payment-in-kind (PIK) bonds, that could require it to accrue and distribute income not yet received. If it invests in these securities, the Fund could be required to sell securities in its portfolio that it otherwise might have continued to hold in order to generate sufficient cash to make these distributions. These rules that could affect the amount, timing and/or tax character of income realized by the Fund and distributed to you.



THE FUND'S UNDERWRITER
-------------------------------------------------------------------------------

Pursuant to an underwriting agreement, Distributors acts as principal underwriter in a continuous public offering of Common Shares of the Fund. The underwriting agreement will continue in effect for successive annual periods if its continuance is specifically approved at least annually by a vote of the Board or by a vote of the holders of a majority of the Fund's outstanding voting securities, and in either event by a majority vote of the Board members who are not parties to the underwriting agreement or interested persons of any such party (other than as members of the Board), cast in person at a meeting called for that purpose. The underwriting agreement terminates automatically in the event of its assignment and may be terminated by either party on 60 days' written notice.

Distributors pays the expenses of the distribution of Common Shares, including advertising expenses and the costs of printing sales material and prospectuses used to offer Common Shares to the public. The Fund pays the expenses of preparing and printing amendments to its registration statements and prospectuses (other than those necessitated by the activities of Distributors) and of sending prospectuses to existing shareholders.

Distributors routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Franklin Templeton funds and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in the Franklin Templeton funds, however, are more likely to be considered. To the extent permitted by their firm's policies and procedures, registered representatives' expenses in attending these meetings may be covered by Distributors.

Distributors received underwriting commissions totaling $68,628 for the fiscal year ended July 31, 2004. This entire amount was received in connection with payments of the Early Withdrawal Charge on repurchases of Common Shares.

HOW DOES THE FUND MEASURE PERFORMANCE?
-------------------------------------------------------------------------------

Performance quotations are subject to SEC rules. These rules require the use of standardized performance quotations or, alternatively, that every non-standardized performance quotation furnished by the Fund be accompanied by certain standardized performance information computed as required by the SEC. Average annual total return and current yield quotations used by the Fund are based on the standardized methods of computing performance mandated by the SEC. An explanation of these and other methods used by the Fund to compute or express performance follows. Regardless of the method used, past performance does not guarantee future results, and is an indication of the return to shareholders only for the limited historical period used.

TOTAL RETURN

AVERAGE ANNUAL TOTAL RETURN. Average annual total return is determined by finding the average annual rates of return over specified periods that would equate an initial hypothetical $1,000 investment to its ending repurchase value. The calculation assumes the maximum front-end sales charge (in this case, no charge) is deducted from the initial $1,000 purchase, and income dividends and capital gain distributions are reinvested at Net Asset Value. The quotation assumes that all shares in the account are repurchased by the Fund at Net Asset Value at the end of each period and that all applicable charges and fees are deducted. If a change is made to the sales charge structure, historical performance information will be restated to reflect the maximum front-end sales charge currently in effect. The average annual total returns for the indicated periods ended July 31, 2004, were:


                                 SINCE INCEPTION
1 YEAR (%)    5 YEAR (%)         (10/10/97) (%)
------------------------------------------------------
    8.95          4.40                4.98



The following SEC formula was used to calculate these figures:

                                        n
                                  P(1+T) = ERV

where:

P   =   a hypothetical initial payment of $1,000

T   =   average annual total return

n   =   number of years

ERV = ending repurchase value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period


CUMULATIVE TOTAL RETURN. Like average annual total return, cumulative total return assumes the maximum front-end sales charge is deducted from the initial $1,000 purchase, income dividends and capital gain distributions are reinvested at Net Asset Value, the account was completely redeemed at the end of each period and the deduction of all applicable charges and fees. Cumulative total return, however, is based on the actual return for a specified period rather than on the average return over the specified period. The cumulative total returns for the indicated periods ended July 31, 2004, were:

                                 SINCE INCEPTION
1 YEAR (%)    5 YEAR (%)         (10/10/97) (%)
------------------------------------------------------
    8.95         23.99               39.24


YIELD

CURRENT YIELD. Current yield shows the income per share earned by the Fund. It is calculated by dividing the net investment income per share earned during a 30-day base period by the maximum offering price per share on the last day of the period and annualizing the result. Expenses accrued for the period include any fees charged to all shareholders during the base period.


The Fund's yield for the 30-day period ended July 31, 2004, was 2.67%.


The following SEC formula was used to calculate these figures:

                                               6
                           Yield = 2 [(A-B + 1) - 1]
                                       cd

where:

a   =   dividends and interest earned during the period

b   =   expenses accrued for the period (net of
        reimbursements)

c   =   the average daily number of shares outstanding during the period that were entitled to receive dividends

d   =   the maximum offering price per share on the last day of the period

CURRENT DISTRIBUTION RATE


Current yield, which is calculated according to a formula prescribed by the SEC, is not indicative of the amounts that were or will be paid to shareholders. Amounts paid to shareholders are reflected in the quoted current distribution rate. The current distribution rate is usually computed by annualizing the dividends paid per share during a certain period and dividing that amount by the current maximum offering price. The current distribution rate differs from the current yield computation because it may include distributions to shareholders from sources other than dividends and interest, such as premium income from option writing and short-term capital gains, and is calculated over a different period of time. The Fund's current distribution rate for the 30-day period ended July 31, 2004, was 3.18%.


VOLATILITY

Occasionally statistics may be used to show the Fund's volatility or risk. Measures of volatility or risk are generally used to compare the Fund's Net Asset Value or performance to a market index. One measure of volatility is beta. Beta is the volatility of a fund relative to the total market, as represented by an index considered representative of the types of securities in which the fund invests. A beta of more than 1.00 indicates volatility greater than the market and a beta of less than 1.00 indicates volatility less than the market. Another measure of volatility or risk is standard deviation. Standard deviation is used to measure variability of Net Asset Value or total return around an average over a specified period of time. The idea is that greater volatility means greater risk undertaken in achieving performance.

OTHER PERFORMANCE QUOTATIONS

The Fund may include in its advertising or sales material information relating to investment goals and performance results of funds belonging to Franklin Templeton Investments. Resources is the parent company of the advisors and underwriter of Franklin Templeton funds.

COMPARISONS

To help you better evaluate how an investment in the Fund may satisfy your investment goal, advertisements and other materials about the Fund may discuss certain measures of Fund performance as reported by various financial publications. Materials also may compare performance (as calculated above) to performance as reported by other investments, indices, and averages. These comparisons may include, but are not limited to, the following examples:

a) LIBOR - The London Interbank Offered Rate - the interest rate that the most creditworthy international banks dealing in Eurodollars charge each other for large loans.

b) Federal Funds Rate - the interest rate charged by banks with excess reserves at a Federal Reserve district bank to banks needing overnight loans to meet reserve requirements.

c) Discount Rate - the interest rate charged by the Federal Reserve to member banks for loans, using government securities or eligible paper as collateral. This number provides a floor for interest rates since banks set their loan rates at a notch above the discount rate.

d) The Goldman Sachs/Loan Pricing Corporation Liquid Leveraged Loan Index - a performance benchmark for the leveraged loan market. The index is a liquid issues index, designed to measure the performance of a diversified portfolio of the most actively traded issues in the performing loan sectors of the leveraged loan market.

e) The Banc of America Securities Leveraged Loan Index - measures the total return and volatility of syndicated loans. The index captures a broad cross section of the leveraged loan market. The index includes syndicated loans issued by either below-investment grade or non-rated companies of at least $100 million that are actively traded on the secondary market.

f) Dow Jones(R) Composite Average and its component averages - a price-weighted average of 65 stocks. The average is a combination of the Dow Jones Industrial Average (30 blue-chip stocks that are generally leaders in their industry), the Dow Jones Transportation Average (20 transportation stocks), and the Dow Jones Utilities Average (15 utility stocks involved in the production of electrical energy).

g) Standard & Poor's(R) 500 Stock Index or its component indices - a capitalization-weighted index designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

h) The New York Stock Exchange composite or component indices - an unmanaged capitalization-weighted index of all industrial, utilities, transportation, and finance stocks listed on the NYSE.

i) Lipper Inc. - Mutual Fund Performance Analysis and Lipper - Fixed Income Fund Performance Analysis - measure total return and average current yield for the mutual fund industry and rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.

j) MUTUAL FUND SOURCE BOOK, published by Morningstar, Inc. - analyzes price, yield, risk, and total return for mutual funds.

k) Financial publications: THE WALL STREET JOURNAL, and BUSINESS WEEK, FINANCIAL WORLD, FORBES, FORTUNE, and MONEY magazines - provide performance statistics over specified time periods.

l) Consumer Price Index (or Cost of Living Index), published by the U.S. Bureau of Labor Statistics - a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

m) STOCKS, BONDS, BILLS, and Inflation, published by Ibbotson Associates - historical measure of yield, price, and total return for large and small company stock, long-term government bonds, Treasury bills, and inflation.

n) Savings and Loan Historical Interest Rates - as published by the FEDERAL RESERVE H15 REPORT.


o) Historical data supplied by the research departments of Credit Suisse First Boston (CSFB) LLC, J.P. Morgan Chase & Co., Citigroup Global Markets, Merrill Lynch & Co., and Lehman Brothers(R).


p) Morningstar(R) - information published by Morningstar, Inc., including Morningstar proprietary mutual fund ratings. The ratings reflect Morningstar's assessment of the historical risk-adjusted performance of a fund over specified time periods relative to other funds within its category.


q) Lehman Brothers U.S. Aggregate Index or its component indices - measures yield, price and total return for Treasury, agency, corporate, mortgage and Yankee bonds.


r) Citigroup Global Markets Composite High Yield Index or its component indices
- measures yield, price and total return for the Long-Term High-Yield Index, Intermediate-Term High-Yield Index, and Long-Term Utility High-Yield Index.

s) CSFB leveraged Loan Index - designed to mirror the investable universe of U.S. denominated leveraged loan market.

From time to time, advertisements or information for the Fund may include a discussion of certain attributes or benefits to be derived from an investment in the Fund. The advertisements or information may include symbols, headlines, or other material that highlights or summarizes the information discussed in more detail in the communication.

Advertisements or information also may compare the Fund's performance to the return on CDs or other investments. You should be aware, however, that an investment in the Fund involves the risk of fluctuation of principal value, a risk generally not present in an investment in a CD issued by a bank. CDs are frequently insured by an agency of the U.S. government. An investment in the Fund is not insured by any federal, state or private entity.

In assessing comparisons of performance, you should keep in mind that the composition of the investments in the reported indices and averages is not identical to the Fund's portfolio, the indices and averages are generally unmanaged, and the items included in the calculations of the averages may not be identical to the formula used by the Fund to calculate its figures. In addition, there can be no assurance that the Fund will continue its performance as compared to these other averages.

MISCELLANEOUS INFORMATION
-------------------------------------------------------------------------------


The Fund may help you achieve various investment goals such as accumulating money for retirement, saving for a down payment on a home, college costs and other long-term goals. The Franklin College Savings Planner may help you in determining how much money must be invested on a monthly basis to have a projected amount available in the future to fund a child's college education. (Projected college cost estimates are based upon current costs published by the College Board.) The Franklin Retirement Savings Planner leads you through the steps to start a retirement savings program. Of course, an investment in the Fund cannot guarantee that these goals will be met.

The Fund is a member of Franklin Templeton Investments, one of the largest mutual fund organizations in the U.S., and may be considered in a program for diversification of assets. Founded in 1947, Franklin, one of the oldest mutual fund organizations, has managed mutual funds for over 50 years and now services approximately 3 million shareholder accounts. In 1992, Franklin, a leader in managing fixed-income mutual funds and an innovator in creating domestic equity funds, joined forces with Templeton, a pioneer in international investing. The Mutual Series team, known for its value-driven approach to domestic equity investing, became part of the organization four years later. In 2001, the Fiduciary Trust team, known for providing global investment management to institutions and high net worth clients worldwide, joined the organization. Together, Franklin Templeton Investments has over $371 billion in assets under management for more than 6 million U.S. based mutual fund shareholder and other accounts. Franklin Templeton Investments offers 105 U.S. based open-end investment companies to the public. The Fund may identify itself by its CUSIP number.


Currently, there are more mutual funds than there are stocks listed on the NYSE. While many of them have similar investment goals, no two are exactly alike. As noted in the Prospectus, Common Shares of the Fund are generally sold through Securities Dealers. Investment representatives of such Securities Dealers are experienced professionals who can offer advice on the type of investment suitable to your unique goals and needs, as well as the types of risks associated with such investment.

From time to time, the number of Common Shares held in the "street name" accounts of various Securities Dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares outstanding. To the best knowledge of the Fund, no other person holds beneficially or of record more than 5% of the outstanding Common Shares.


As of November 1, 2004, the officers and board members, as a group, owned of record and beneficially less than 1% of the outstanding shares of each class. The board members may own shares in other funds in Franklin Templeton Investments.

In the event of disputes involving conflicting claims of ownership or authority to control your shares, the Fund has the right (but has no obligation) to: (i) restrict the shares and require the written agreement of all persons deemed by the Fund to have a potential interest in the shares before executing instructions regarding the shares; or (ii) interplead disputed shares or the proceeds from the court-ordered sale thereof with a court of competent jurisdiction.

Should the Fund be required to defend against joint or multiple shareholders in any action relating to an ownership dispute, you expressly grant the Fund the right to obtain reimbursement for costs and expenses including, but not limited to, attorneys' fees and court costs, by unilaterally redeeming shares from your account.

The Fund may be required (i) pursuant to a validly issued levy, to turn your shares over to a levying officer who may, in turn, sell your shares at a public sale; or (ii) pursuant to a final order of forfeiture to sell your shares and remit the proceeds to the U.S. or state government as directed.

Clients of financial advisors whose firms have a Selling Agreement with Franklin Templeton Distributors, Inc., and who qualify as top producers may be eligible for the Valued Investor Program which offers enhanced service and transaction capabilities. Please contact Shareholder Services at 1-800/632-2301 for additional information on this program.

FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

The audited financial statements and Report of Independent Registered Public Accounting Firm in the Fund's Annual Report to Shareholders, for the fiscal year ended July 31, 2004, are incorporated herein by reference (are legally a part of this SAI).


USEFUL TERMS AND DEFINITIONS
-------------------------------------------------------------------------------

1940 ACT - Investment Company Act of 1940, as amended. The 1940 Act governs the operations of the Fund.

1933 ACT - Securities Act of 1933, as amended

AGENT BANK - A Lender that administers a Corporate Loan on behalf of all Lenders on a Corporate Loan. The Agent Bank typically is responsible for the collection of principal and interest and fee payments from the Borrower, and distributes these payments to the other Lenders. The Agent Bank is usually responsible for enforcing the terms of the Corporate Loan. The Agent Bank is compensated for these services.

ASSIGNMENT - An interest in a portion of a Corporate Loan. The purchaser of an Assignment steps into the shoes of the original Lender. An Assignment from a Lender gives the Fund the right to receive payments directly from the Borrower and to enforce its rights as a Lender directly against the Borrower.

BOARD - The Board of Trustees of the Trust

BORROWER - A corporation that borrows money under a Corporate Loan or issues Corporate Debt Securities. The Borrower is obligated to make interest and principal payments to the Lender of a Corporate Loan or to the holder of a Corporate Debt Security.

CD - Certificate of deposit

CD RATE - The interest rate currently available on certificates of deposit

CODE - Internal Revenue Code of 1986, as amended

COMMON SHARES - Shares of beneficial interest in the Fund

CONTINGENT DEFERRED SALES CHARGE - A sales charge of 1% that may apply if you sell Class A shares in a Franklin Templeton fund within twelve months.


CORPORATE DEBT SECURITIES - Obligations issued by corporations in return for investments by security holders. In exchange for their investment in the corporation, security holders receive income from the corporation and the return of their investments. The corporation typically pledges to the security holders collateral which will become the property of the security holders in case the corporation defaults in paying interest or in repaying the amount of the investments to security holders.


CORPORATE LOAN - A loan made to a corporation. In return, the corporation makes payments of interest and principal to the Lenders. The corporation typically pledges collateral which becomes the property of the Lenders, in case the corporation defaults in paying interest or principal on the loan. Corporate Loans include Participation Interests in Corporate Loans and Assignments of Corporate Loans.

DECLARATION OF TRUST - The Agreement and Declaration of Trust of the Fund, which is the basic charter document of the Fund

DISTRIBUTORS - Franklin/Templeton Distributors, Inc., the Fund's principal underwriter. This SAI lists the Fund's officers and Board members who are affiliated with Distributors. See "Officers and Trustees." Distributors is located at One Franklin Parkway, San Mateo, CA 94403-1906.

EARLY WITHDRAWAL CHARGE - A charge of 1% that may apply to Common Shares that are repurchased by the Fund in a Repurchase Offer within twelve months of the purchase of the Common Shares. Certain waivers of this charge may apply.

FLOATING INTEREST RATE - One of the following: (i) a variable interest rate which adjusts to a base interest rate, such as LIBOR or the CD Rate on set dates; or (ii) an interest rate that floats at a margin above a generally recognized base lending interest rate such as the Prime Rate of a designated U.S. bank.

FRANKLIN TEMPLETON FUNDS - The U.S. registered mutual funds in Franklin Templeton Investments except Franklin Templeton Variable Insurance Products Trust and Templeton Capital Accumulator Fund.

FRANKLIN TEMPLETON INVESTMENTS - All registered investment companies and other accounts managed by various subsidiaries of Resources, a publicly owned holding company

FT SERVICES - Franklin Templeton Services, LLC, the Fund's administrator

ILLIQUID - Illiquid property or securities cannot be sold within seven days, in the ordinary course of business, at approximately the valued price.

INTERMEDIATE PARTICIPANT - A Lender, Participant or Agent Bank interposed between the Fund and a Borrower, when the Fund invests in a Corporate Loan through a Participation Interest.

INVESTOR SERVICES - Franklin Templeton Investor Services, LLC, the Fund's shareholder servicing and transfer agent

IRS - Internal Revenue Service

LENDER - The party that loans money to a corporation under a Corporate Loan. A Corporate Loan in which the Fund may invest is often negotiated and structured by a group of Lenders. The Lenders typically consist of commercial banks, thrift institutions, insurance companies, finance companies or other financial institutions. The Fund acts as a Lender when it directly invests in a Corporate Loan or when it purchases an Assignment.

LIBOR - The London InterBank Offered Rate, the interest rate that the most creditworthy international banks charge each other for large loans.

MOODY'S - Moody's Investors Service

NASD - National Association of Securities Dealers, Inc.

NET ASSET VALUE (NAV) - The net asset value of an investment company is determined by deducting the company's liabilities from the total assets of the company. The net asset value per share is determined by dividing the net asset value of the company by the number of shares outstanding.

NRSRO - a nationally recognized statistical rating organization, such as S&P or Moody's

NYSE - New York Stock Exchange

PARTICIPANT - A holder of a Participation Interest in a Corporate Loan

PARTICIPATION INTEREST - An interest which represents a fractional interest in a Corporate Loan. The Fund may acquire Participation Interests from a Lender or other holders of Participation Interests.

PRIME RATE - The interest rate charged by leading U.S. banks on loans to their most creditworthy customers

PROSPECTUS - The prospectus for the Fund dated December 1, 2002, which we may amend from time to time

REPURCHASE OFFERS - The quarterly offers by the Fund to repurchase a designated percentage of the outstanding Common Shares owned by the Fund's shareholders. Once every two years the Board may determine in its sole discretion to have one additional Repurchase Offer in addition to the regular quarterly Repurchase Offers.

REPURCHASE PAYMENT DEADLINE - The date by which the Fund must pay shareholders for Common Shares repurchased in a Repurchase Offer, as stated in the shareholder notification. The Repurchase Payment Deadline may be no later than seven days after the Repurchase Pricing Date.

REPURCHASE PRICING DATE - The date after the Repurchase Request Deadline on which the Fund determines the Net Asset Value applicable to the repurchase of Common Shares in a Repurchase Offer, as stated in the shareholder notification or, under certain circumstances, an earlier date than the scheduled date, but not earlier than the Repurchase Request Deadline. As set by fundamental policy of the Fund, the Repurchase Pricing Date must occur not later than the fourteenth day after the Repurchase Request Deadline or the next business day, if the fourteenth day is not a business day.

REPURCHASE REQUEST DEADLINE - The date by which Investor Services, on behalf of the Fund, must receive the shareholders' request for repurchase of their Common Shares in conjunction with a Repurchase Offer, as stated in the shareholder notification.

RESOURCES - Franklin Resources, Inc.

SAI - Statement of Additional Information

S&P(R) - Standard & Poor's Ratings Group

SEC - Securities and Exchange Commission

SECURITIES DEALER - A financial institution that, either directly or through affiliates, has an agreement with Distributors to handle customer orders and accounts with the Fund. This reference is for convenience only and does not indicate a legal conclusion of capacity.

UNSECURED CORPORATE LOANS AND UNSECURED CORPORATE DEBT SECURITIES - Corporate Loans and Corporate Debt Securities that are not backed by collateral. Thus, if a Borrower Defaults on an Unsecured Corporate Loan or Unsecured Corporate Debt Security, it is unlikely that the Fund would be able to recover the full amount of the principal and interest due.

WE/OUR/US - Unless a different meaning is indicated by the context, these terms refer to the Fund and/or Investor Services, Distributors, or other wholly owned subsidiaries of Resources.

















                          FRANKLIN FLOATING RATE TRUST
                                    FORM N-2

                           PART C - OTHER INFORMATION

ITEM  24.  FINANCIAL STATEMENTS AND EXHIBITS

      (1) Included in Part A: Financial Highlights.

           Included in Part B:

           a) Financial Statements incorporated in Part B by reference to the Registrant's Annual Report to Shareholders dated July 31, 2004 as filed with the SEC on Form NCSR on October 2, 2004:

                (i)   Financial Highlights

                (ii)  Statement of Investments, July 31, 2004

                (iii) Statement of Assets and Liabilities - July 31, 2004

                (iv)  Statement of Operations - for the year ended July 31, 2004

                (v) Statements of Changes in Net Assets - for the years ended July 31, 2004 and 2003

                (vi)  Notes to Financial Statements

                (vii) Independent Auditors' Report

      (2)  Exhibits:

           The following exhibits are incorporated by reference herein to the filings referenced for each exhibit below, except for those exhibits that are filed herewith, as noted below:

           (a)       Charter

                (i)  Agreement and Declaration of Trust dated May 13, 1997
                     Filing: Post-Effective Amendment No. 1
                     to Registration Statement on Form N-2
                     File No.: 333-65111
                     Filing Date: November 24, 1998

                (ii) Certificate of Amendment of Agreement and Declaration of
                     Trust of Franklin Floating Rate Trust
                     dated July 19, 2001
                     Filing: Registration Statement on Form N-2
                     File No.: 333-74188
                     Filing Date: November 29, 2001

               (iii) Certificate of Trust dated May 13, 1997
                     Filing: Post-Effective Amendment No. 1 to
                     Registration Statement on Form N-2
                     File No.: 333-30131
                     Filing Date: December 8, 1997

           (b)  By-Laws
                Filing: Initial Registration Statement on Form
                N-2
                File No.: 333-30131
                Filing Date: June 27, 1997

           (c)  Voting Trust Agreement

                Not Applicable

           (d)       (i)  Specimen of Stock Certificate

                     Not Applicable

                     (ii) Agreement and Declaration of Trust

                          ARTICLE III - SHARES
                          SECTIONS 1-7

                          ARTICLE IV - HOLDERS' VOTING POWERS AND
                          MEETINGS
                          SECTIONS 1-5

                          ARTICLE VIII - MISCELLANEOUS
                          SECTIONS 2-3

                    (iii) By-Laws
                          ARTICLE II - MEETINGS OF HOLDERS

                          ARTICLE IX - GENERAL MATTERS
                          SECTIONS 3-5

                     (iv) PART A: Prospectus "Description of Common Shares"

           (e)  Dividend Reinvestment Plan

                Not Applicable

           (f)  Long-Term Debt Instruments

                Not Applicable

           (g)       Investment Advisory Agreements

                (i) Investment Advisory Agreement between Registrant and Franklin Advisers, Inc. dated September 16, 1997
                     Filing: Post-Effective Amendment No. 3 to
                     Registration Statement on Form N-2
                     File No.: 333-30131
                     Filing Date: March 6, 1998

           (h)    Underwriting Agreement

                (i) Amended Distribution Agreement between Registrant and Franklin/Templeton Distributors, Inc.
                     dated July 1, 1998
                     Filing: Post-Effective Amendment No. 1 to
                     Registration Statement on Form N-2
                     File No.: 333-65111
                     Filing Date: November 24, 1998

               (ii) Form of Dealer Agreements between Franklin/Templeton Distributors, Inc. and Securities Dealers dated November 1, 2003

              (iii) Amendment of Amended Distribution Agreement dated January 12, 1999
                     Filing: Post-Effective Amendment No. 1 to
                     Registration Statement on Form N-2
                     File No.: 333-88213
                     Filing Date: November 23, 1999


           (i)    Bonus, Profit Sharing, Pension Plans

                     Not Applicable

           (j)    Custodian Agreements and Depository Contracts

                (i)  Master Custody Agreement dated February 16, 1996
                     Filing: Post-Effective Amendment No. 3 to
                     Registration Statement on Form N-2
                     File No.: 333-30131
                     Filing Date: March 6, 1998

               (ii) Amendment dated May 7, 1997 to Master Custody Agreement between Registrant and Bank of New York dated February 16, 1996
                     Filing: Post-Effective Amendment No. 3 to
                     Registration Statement on Form N-2
                     File No.  333-30131
                     Filing Date: March 6, 1998

              (iii) Amendment dated February 27, 1998 to Master Custody Agreement between Registrant and Bank of New York dated February 16, 1996
                     Filing: Registration Statement on Form N-2
                     File No.: 333-65111
                     Filing Date: September 30, 1998

               (iv) Amendment dated May 16, 2001 to Master Custody Agreement between the Registrant and Bank of New York dated February 16, 1996
                     Filing: Registration Statement on Form N-2
                     File No.: 333-74188
                     Filing Date: November 29, 2001

                (v) Amendment dated September 2003, to Exhibit A of the Master Custody Agreement between the Registrant and Bank of New York dated February 16, 1996

               (vi) Amended and Restated Foreign Custody Manager Agreement between Registrant and Bank of New York made as of May 16, 2001
                     Filing: Registration Statement on Form N-2
                     File No.: 333-74188
                     Filing Date: November 29, 2001

              (vii) Amendment dated September 2003, to Schedule 1 of the Amended and Restated foreign Custody Manager
                     Agreement between Registrant and Bank of New York made as of May 16, 2001

             (viii) Amendment dated October 6, 2003, to Schedule 2 of the Amended and Restated Foreign Custody Manager Agreement between Registrant and Bank of New York made as of May 16, 2001

               (ix) Terminal Link Agreement between Registrant and Bank of New York dated February 16, 1996
                     Filing: Registration Statement on Form N-2
                     File No.: 333-74188
                     Filing Date: November 27, 2002

          (k)   Other Material Contracts

                (i) Fund Administration Agreement between the Registrant and Franklin Templeton Services, LLC dated January 1, 2001
                     Filing: Registration Statement on Form N-2
                     File No.: 333-74188
                     Filing Date: November 29, 2001

          (l) Opinion and Consent of Stradley, Ronon, Stevens & Young, LLP dated November 26, 2002
                Filing: Registration Statement on Form N-2
                File No.: 333-74188
                Filing Date: November 29, 2001

          (m)   Non-Resident Officers/Directors - Consent to Service of Process.

                Not Applicable

          (n)   Other Opinions and Consents

                (i)  Consent of Independent Registered Public Accounting Firm

          (o)   Omitted Financial Statements

                     Not Applicable

          (p)   Agreement Re: Initial Capital

                (i)  Letter of Investment Intent dated September 16, 1997
                     Filing: Post-Effective Amendment No. 3 to
                     Registration Statement on Form N-2
                     File No.: 333-30131
                     Filing Date: March 6, 1998

          (q)   Model Retirement Plans

                     Not Applicable

          (r)   Code of Ethics dated October 2004

          (s)   Power of Attorney dated May 12, 2004

ITEM  25.  MARKETING ARRANGEMENTS

           None

ITEM  26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the expenses already incurred and expected to be incurred in connection with the issuance and distribution of the previously registered shares of Registrant under the Securities Act of 1933, other than underwriting discounts and commissions.

                                  ----------------------------------------
                                  PAID AS OF JULY 31, 2004    PROJECTED
--------------------------------------------------------------------------
SEC/NASD/BLUE SKY fees                       $40,459          $47,000
--------------------------------------------------------------------------
Printing and Engraving Expenses               11,523            6,038
--------------------------------------------------------------------------
Legal Fees                                      0                 0
--------------------------------------------------------------------------
Audit Fees                                      0                 0
--------------------------------------------------------------------------
Accounting/Transfer Agent Fees             1,196,077          626,717
--------------------------------------------------------------------------
Mailing Expenses                               7,110            3,725
--------------------------------------------------------------------------
Total                                      1,255,171          683,481
--------------------------------------------------------------------------


ITEM  27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

           Not Applicable

ITEM  28.  NUMBER OF HOLDERS OF SECURITIES



ITEM  29.  INDEMNIFICATION.

      Under Article III, Section 7 of Registrant's Agreement and Declaration of Trust, if any shareholder or former shareholder of Registrant (each, a "Shareholder") shall be exposed to liability by reason of a claim or demand relating to his or her being or having been a Shareholder, and not because of his or her acts or omissions, the Shareholder or former Shareholder (or his or her heirs, executors, administrators, or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified out of the assets of the Registrant against all loss and expense arising from such claim or demand.

Under Article VII, Section 2 of Registrant's Agreement and Declaration of Trust, the Trustees of Registrant (each, a "Trustee," and collectively, the "Trustees") shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, the investment manager or principal underwriter of the Registrant, nor shall any Trustee be responsible for the act or omission of any other Trustee, and the Registrant out of its assets shall indemnify and hold harmless each and every Trustee from and against any and all claims and demands whatsoever arising out of or related to each Trustee's performance of his or her duties as a Trustee of the Registrant; provided that nothing contained in Registrant's Agreement and Declaration of Trust shall indemnify, hold harmless or protect any Trustee from or against any liability to the Registrant or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act") may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.

      (a) Franklin Advisers, Inc.

      See "Who Manages the Fund?"

The officers and directors of Franklin Advisers, Inc. (Advisers), Registrants' manager, also serve as officers and/or directors/trustees for (1) Advisers' corporate parent, Franklin Resources, Inc., and/or (2) other investment companies in Franklin Templeton Investments. For additional information please see Part B and Schedules A and D of Form ADV of Advisers (SEC File 801-26292) incorporated herein by reference, which sets forth the officers and directors of Advisers and information as to any business, profession, vocation or employment of a substantial nature engaged in by those officers and directors during the past two years.

ITEM  31.  LOCATION OF ACCOUNTS AND RECORDS.

      The accounts, books or other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940, as amended, are kept by the Registrant or its shareholder services agent, Franklin Templeton Investor Services, LLC, both of whose address is One Franklin Parkway, San Mateo, CA 94403-1906.

ITEM  32.  MANAGEMENT SERVICES

           Not Applicable

ITEM  33.  UNDERTAKINGS

      (1) Registrant undertakes to suspend the offering of its shares until it amends its Prospectus if-

           (a) Subsequent to the effective date of its Registration Statement, the net asset value declines more than 10% from its net asset value as of the effective date of the Registration Statement; or

           (b) The net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

      (2) Registrant undertakes:

           (a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

                     (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

                     (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                     (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

           (b) that, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

           (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (3) Registrant further undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, and the State of California, on the 24th day of November, 2004.

                                      FRANKLIN FLOATING RATE TRUST
                                      (Registrant)

                                      By: /S/ DAVID P. GOSS
                                          --------------------
                                          David P. Goss,
                                          Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


SIGNATURE                   TITLE                   DATE
---------                   -----                   ----
RUPERT H. JOHNSON, JR.*     Trustee & Chief
Rupert H. Johnson, Jr.      Executive               November 23, 2004
                            Officer-Investment
                            Management

JIMMY D. GAMBILL*           Chief Executive
-----------------           Officer-Finance and     November 23, 2004
Jimmy D. Gambill            Administration


GALEN VETTER*               Chief Financial Officer November 23, 2004
-------------
Galen Vetter

FRANK H. ABBOTT, III*       Trustee                 November 23, 2004
---------------------
Frank H. Abbott, III

HARRIS J. ASHTON*           Trustee                 November 23, 2004
-----------------
Harris J. Ashton

S. JOSEPH FORTUNATO*        Trustee                 November 23, 2004
--------------------
S. Joseph Fortunato

EDITH E. HOLIDAY*           Trustee                 November 23, 2004
-----------------
Edith E. Holiday

CHARLES B. JOHNSON*         Trustee                 November 23, 2004
-------------------
Charles B. Johnson

FRANK W. T. LAHAYE*         Trustee                 November 23, 2004
-------------------
Frank W. T. LaHaye

GORDON S. MACKLIN*          Trustee                 November 23, 2004
------------------
Gordon S. Macklin


*By:  /S/ DAVID P. GOSS
      --------------------
      David P. Goss
      Attorney-in-Fact
      (Pursuant to Power of Attorney filed herewith)

                          FRANKLIN FLOATING RATE TRUST
                             REGISTRATION STATEMENT

                                  EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION                             LOCATION
-------------------------------------------------------------------------------

EX-99.2(a)(i)       Agreement and Declaration                   *
                    of Trust dated May 13, 1997
-------------------------------------------------------------------------------
EX-99.2(a)(ii)      Certificate of Amendment of                 *
                    Agreement and Declaration of Trust
                    of Franklin Floating Rate Trust
                    dated July 19, 2001
-------------------------------------------------------------------------------
EX-99.2(a)(iii)     Certificate of Trust dated May 13, 1997     *
-------------------------------------------------------------------------------
EX-99.2(b)          By-Laws                                     *
-------------------------------------------------------------------------------
EX-99.2(g)(i)       Investment Advisory Agreement               *
                    between Registrant and
                    Franklin Advisers, Inc.
                    dated September 16, 1997
-------------------------------------------------------------------------------
EX-99.2(h)(i)       Amended Distribution Agreement              *
                    between Registrant and Franklin/Templeton
                    Distributors, Inc. dated July 1, 1998
-------------------------------------------------------------------------------
EX-99.2(h)(ii)      Forms of Dealer Agreements between          Attached
                    Franklin/Templeton Distributors, Inc.
                    and Securities Dealers
                    dated  November 1, 2003
-------------------------------------------------------------------------------
EX-99.2(h)(iii)     Amendment of Amended Distribution           *
                    Agreement dated January 12, 1999
-------------------------------------------------------------------------------
EX-99.2(j)(i)       Master Custody Agreement dated              *
                    February 16, 1996
-------------------------------------------------------------------------------
EX-99.2(j)(ii)      Amendment dated May 7, 1997 to              *
                    Master Custody Agreement between
                    Registrant and Bank of New  York
                    dated February 16, 1996
-------------------------------------------------------------------------------
EX-99.2(j)(iii)     Amendment dated February 27, 1998 to        *
                    Master Custody Agreement between
                    Registrant and Bank of New York
                    dated February 16, 1996
-------------------------------------------------------------------------------
EX-99.2(j)(iv)      Amendment dated May 16, 2001, to            *
                    Master Custody Agreement between
                    Registrant and Bank of New York
                    dated February 16, 1996
-------------------------------------------------------------------------------
EX-99.2(j)(v)       Amendment dated September 2003, to          *
                    Exhibit A of the Master Custody Agreement
                    between the Registrant and Bank of New York
                    dated February 16, 1996
-------------------------------------------------------------------------------
EX-99.2(j)(vi)      Amended and Restated Foreign Custody        *
                    Manager Agreement between Registrant
                    and Bank of New York made as of
                    May 16, 2001
-------------------------------------------------------------------------------
EX-99.(j)(vii)      Amendment dated September 2003, to          *
                    Schedule 1 of the Amended and Restated
                    Foreign Custody Manager Agreement between
                    Registrant and Bank Of New York
                    made as of May 16, 2001
-------------------------------------------------------------------------------
EX-99.2(j)(viii)    Amendment dated October 6, 2003, to         Attached
                    Schedule 2 of the Amended and
                    Restated Foreign Custody
                    Manager Agreement between Registrant
                    and Bank of New York  made as of
                    May 16, 2001
-------------------------------------------------------------------------------
EX-99.2(j)(ix)      Terminal Link Agreement between             *
                    Registrant and Bank of New York
                    dated February 16, 1996
-------------------------------------------------------------------------------
EX-99.2(k)(i)       Fund Administration Agreement               *
                    between Registrant and Franklin
                    Templeton Services, LLC
                    dated January 1, 2001
-------------------------------------------------------------------------------
EX-99.2(l)          Opinion and Consent of Stradley,            *
                    Ronon, Stevens & Young, LLP dated
                    November 26, 2002
-------------------------------------------------------------------------------
EX-99.2(n)          Consent of Independent Registered           Attached
                    Public Accounting Firm
-------------------------------------------------------------------------------
EX-99.2(p)          Letter of Investment Intent dated           *
                    September 16, 1997
-------------------------------------------------------------------------------
EX-99.2(r)          Code of Ethics dated October 2004           Attached
-------------------------------------------------------------------------------
EX-99.2(s)          Power of Attorney dated                     Attached
                    May 12, 2004
-------------------------------------------------------------------------------

*Incorporated by Reference